

BUILDING STRENGTH IN DEPTH

Singapore Airport Terminal Services

ANNUAL REPORT 2008-09

sats
one with you


sats
one with you

We aim to be the first choice provider of Airport Services and Food Solutions by leveraging on our capabilities to exceed users' expectations.

key figures

FY2008-09

Revenue
$1,062.1m +11%

Operating profit
$170.9m -2%

PATMI
$146.8m -25%

Free cashflow
$155.5m +11%

Total assets
$2,050.4m +11%

Dividend per share
10¢ -29%

Dividend payout ratio
73.5% -4PPT

Earnings per share
13.6¢ -25%

Return on equity
10.5% -3.9PPT

expanding our horizons


SINGAPORE
92%
OVERSEAS
8%

Our core businesses are Airport Services and Food Solutions. We are driving sustainable growth and profitability by leveraging on our core competencies and exploiting opportunities both locally and overseas. We will also continue to grow our global network to serve our key customers at more locations.

The percentages refer to group revenue mix by geographical locations.


AIRPORT SERVICES
51%
FOOD SOLUTIONS
48%

The remaining 1% is attributed to corporate's contribution to group revenue.

food for thought


sats

Our expanding Food Solutions business offers exciting opportunities for synergies and new ventures. The result will be differentiated product offerings that cater to a much broader spectrum of customer segments.


A scent to delight your senses

en-route, on target


124-18

Strengthening our Airport Services business remains a key focus. We will continue to sustain our push to innovate and surprise with new products and services that break the paradigm.



the distinctive choice



Embracing customer intimacy is key to driving improvements in our service delivery. We are constantly innovating and bringing ourselves ever closer to our customers, to integrate into their operations and expand our partnership scope.


Thank you

chairman's statement

Dear Shareholders,

The financial year 2008-09 has been a key milestone in the history of SATS. We embarked on our largest and most important growth initiative to-date with a significant acquisition of Singapore Food Industries (SFI), thus developing the twin pillars of growth in Airport Services and Food Solutions that will take SATS into its new phase of growth.

SATS in a position of strength

The global economic downturn worsened during the financial year, affecting all sectors of the economy, and not sparing the aviation industry. Amidst forecasts of declining passenger numbers and cargo traffic, players in the aviation industry have been bracing themselves to weather these unprecedented difficult times.

During the first half of FY2008-09, the Board and Management undertook a timely and comprehensive review of SATS' business strategies. At the end of that review, we updated our mission and vision statements as well as identified four strategic thrusts for growth. Firstly, we strive to achieve operational excellence by continuously driving improvements in costs, productivity and performance of our core businesses. Secondly, we will improve our orientation towards customers' needs by offering solutions that support the resolution of their challenges, and in return increasing our share of their spending. Thirdly, we want to be innovative to sustain, improve and renew our service offerings. Lastly, we will drive revenue growth by increasing our presence to serve key customers in more locations as well as via strategic partnerships and acquisitions to incrementally create a global service network.

Several projects were initiated to implement the defined strategy. During the year, the Board approved the buyout of Country Foods' minority shareholders; the launch of low-cost inflight catering and ground handling units at the Changi Budget Terminal; the acquisition of Menzies Aviation (Hong Kong) to create SATS HK, thereby establishing the first SATS wholly-owned subsidiary for ground handling overseas; and the two-step acquisition of publicly-listed SFI.

The SFI purchase was first accomplished through the acquisition of Ambrosia Investment's 69.6% stake, followed by the successful mandatory public offering for the remaining SFI shares in the open market. We received significant majority support from our independent minority shareholders at the Extraordinary General Meeting held on 20 January 2009, for which we thank our Shareholders for your consent and support. The acquisition was finally completed on 17 April 2009 and SFI was subsequently de-listed from the Singapore Exchange Securities Trading.

The SFI acquisition creates immediate scale in our non-aviation food segment and strengthens our ability to weather the current recessionary economic climate. It is accretive to our earnings and cash generation. SATS is now in a position of strength.

A substantially fortified Food Solutions business puts us in a position to compete with large multinational food services providers for major supply contracts in Singapore. Our overseas presence has also been strengthened, opening up cross-selling opportunities to our customers in new geographical locations. Importantly, we have mitigated our exposure to the aviation industry and effectively created a diversified Food Solutions business. While hard work remains to achieve a successful integration and consolidation of our Food Solutions businesses, SATS is now better positioned to serve the needs of its existing and new stakeholders.

A challenging aviation industry

2008 was a year of two halves for the aviation industry: starting with a strong first half which then gave way to a weak second half. With passenger loads sliding, many carriers have taken painful but necessary cost cutting measures such as capacity reduction and re-alignment of their workforce structure.

SATS witnessed signs of slowdown in passenger and cargo traffic growth in June 2008 and when global trade started contracting, these numbers turned negative in September 2008. For FY2008-09, all operating indices - except flights handled - showed contractions compared to the last financial year.

Bucking the trend of declining passenger loads are the low-cost carriers. Many have reported increased

"We embarked on our largest and most important growth initiative to-date with a significant acquisition of Singapore Food Industries (SFI), thus developing the twin pillars of growth in Airport Services and Food Solutions that will take SATS into its new phase of growth."

passenger traffic and have added more flights and routes. SATS has been refining its service and product offerings for this important segment of the market by setting up low-cost ground handling and inflight catering units. In addition to Cebu Pacific and Jetstar Asia, we recently added Tiger Airways to our client portfolio.

Overview of financial performance

SATS' financial performance for FY2008-09 had been reasonable and within expectations, given the declining economic climate and its impact on the aviation industry. Our operating revenue crossed the billion-dollar mark for the first time to $1.06 billion. The 10.9% increase was mainly due to a two-month revenue contribution of $110.2 million from SFI, which became a subsidiary on 20 January 2009.

We saw the full-year impact of additional costs from the change in operations with Terminal 3 opening at Changi Airport (T3) in January 2008. The annual cost increase was $20 million compared to $5 million in FY2007-08. During the year, we introduced several cost management measures that helped limit the decline in operating profit to 2% at $170.9 million. The jobs credit scheme benefit of $12.3 million, a part of the one-off resilience package from the Singapore Government, also helped mitigate the impact of declining aviation revenue in Singapore.

Our overseas associates likewise have been impacted by the weaker aviation industry. Their pre-tax contribution fell 50.3% to $22.2 million. Some of them, such as Beijing Aviation Ground Services and Taj SATS Air Catering, have been exposed to higher structural operating costs from their capacity expansion executed during the year.

The global financial markets turmoil has caused us to recognise a one-off loss on disposal of short-term non-equity investments of $10.8 million. Falling interest rates resulted in lower interest income, which fell 56.1% to $6.9 million. FY2007-08 results also included a $17.3 million one-off exceptional gain on the sale of SATS Express Courier Centre 2 building. Consequently, our profit before tax declined 26.2% to $183.5 million while net profit attributable to equity holders was 24.7% lower at $146.8 million.



chairman's statement

GROUP REVENUE

$1,062.1m up 11%

	($m)
FY08-09	1,062.1
FY07-08	958.0
FY06-07	945.7
FY05-06	932.0
FY04-05	975.7

DIVIDEND PAYOUT RATIO*

	(%)
FY08-09	73.5
FY07-08	77.5
FY06-07	48.5
FY05-06	44.4
FY04-05	44.3

*excludes special dividend

Dividends

The Board had in 2008 evaluated and recommended that our dividend policy should be incrementally adjusted to move towards a more efficient capital structure while retaining the flexibility for SATS to access emerging opportunities. Applying similar considerations, the Board has recommended a final dividend of 6 cents per share in view of the company's financial performance in FY2008-09 and its acquisition of SFI. Including the 4 cents per share interim dividend paid earlier on 28 November 2008, the total dividend will be 10 cents per share, which represents a dividend payout ratio of 73.5% of net profit attributable to equity holders.

In comparison, SATS paid a total dividend of 14 cents per share in FY2007-08, which represented a dividend payout ratio of 77.5%. The higher payout was made in view of its capital structure at that point while retaining the financial flexibility for SATS to pursue appropriate investments.

The recommendation for the final dividend will be subject to shareholders' approval at the forthcoming Annual General Meeting on 28 July 2009.

Business review

Airport Services

At home, SATS continues to handle about 80% of the scheduled flights out of Changi Airport. In FY2008-09, we served a total of 30.9 million passengers, and handled close to 88,200 flights and 1.5 million tonnes of cargo. We also secured and renewed several contracts with airline customers including Air India, Cargolux Airlines, China Southern Airlines, Jet Airways, Lion Air, Philippine Airlines, Tiger Airways and TNT Airways – a testament to our consistent delivery of high quality service with compelling value.

To cater to the growing low-cost carrier segment, we now have an enhanced value proposition that is differentiated to meet the specific requirements of this segment. In March 2009, we announced the launch of low-cost ground handling services under our wholly-owned subsidiary, Asia-Pacific Star. Together with the low-cost inflight catering unit announced six months earlier, we now have in place an end-to-end, integrated service platform for this growing segment of the airline market.

Outside of Singapore, we continue to grow our presence in our target markets of China and India. Our acquisition of a 100% equity stake in ground handler Menzies Aviation (Hong Kong) in October 2008 complements our established cargo handling joint venture, Asia Airfreight Terminal, allowing us to broaden our service offerings to key airline customers in one more location. Moreover, as a major gateway hub to China, Hong Kong presents exciting growth opportunities for SATS.

In India, our 50:50 joint venture with Air India for ground handling received approval from the Government of India. This approval allows us to initiate discussion on the joint venture terms. Upon successful completion, this potential joint venture will substantially increase SATS' presence in India.

Food Solutions

In the area of inflight catering, SATS continues to serve about 80% of



the scheduled flights out of Changi Airport. Our two inflight kitchens produced a total of 25.2 million meals in FY2008-09. We also won a number of new contracts and renewed several existing contracts with airline customers including Asiana Airlines, Best Air, Jet Airways, Northwest Airlines and Philippine Airlines.

With the addition of SFI, our Food Solutions business contributed 50.9% to our total revenue. We are excited about the opportunities that are now open to us. A Board committee – known as the SATS-SFI Integration Board Committee – was set up in February 2009. It has been overseeing the integration of SFI and the creation of our Food Solutions business. Management of SATS and SFI have also formed four taskforces to drive the integration process and to deliver the articulated cost and potential revenue synergies.

In September 2008, our subsidiary, Country Foods announced the launch of an inflight catering facility dedicated to serving the low-cost carriers as well as other airlines that require alternative meal offerings. Country Foods' joint venture, Country Foods Macau, has performed well since it commenced operations in May 2008. It secured several major entertainment and gaming resort operators as well as Sands' CotaiJet Ferry Services as its customers during the year.

A tradition of great service

Our service-oriented mindset has earned us the recognition as the third most-admired company in Singapore, a view shared by over 2,400 readers of The Wall Street Journal Asia in the results of its annual Asia 200 survey announced in September 2008. SATS was also ranked second for the quality of its services and for corporate reputation, and placed fourth for innovation.

Continuing our tradition of a strong showing at the yearly Excellent Service Awards (EXSA) by SPRING Singapore, SATS walked away with a haul of 497 star, gold and silver awards, with 69 more staff being recognised for their commitment to service at the awards presentation held on 6 November 2008. Aslinda Hamid, a member of our passenger services division, did us proud by winning the EXSA Superstar Award – the highest national award for service excellence – in the Airport sector category.

In July 2008, customer services officer, Garmit Kaur, emerged as winner in the Airport Services category of the sixth annual Asia Pacific Customer Relationship Excellence Awards held in Hong Kong. It was the first time Singapore EXSA Superstars had participated in the prestigious awards. An international judging panel comprising service and industry experts selected the winners.

At the bi-annual "Food & Hotel Asia" tradeshow held in Singapore in April 2008, SATS Catering clinched top honours, upholding its tradition of a great showing. Against strong

chairman's statement


1st to handle A380
sats
one with you
SINGAPORE AIR
U3

competition, we walked away with the Best Culinary Establishment Award, one of the top three awards in the Culinary Challenge, beating hotel and other hospitality participants locally and from overseas. In the Gourmet Team Challenge, our talented team - led by team captain, Roberto Usai, executive sous chef from ICC2 hot kitchen - clinched the silver award, bettering last year's performance.

Challenging year ahead but with new opportunities for growth

In the new financial year, we continue to operate in a very challenging environment, particularly for our aviation business. We have limited visibility of where an upturn might lie and any recovery in the near term is contingent upon a turnaround in the major global economies such as the US and China.

In this climate, we remain committed to our philosophy of embracing customer intimacy in our value system by continuing to develop innovative service propositions that add value and are most cost-efficient. Just as importantly, as we grow our businesses in the coming years, attracting, retaining and managing talent will be key to our success. We will stay focused on training and developing our people and creating new opportunities for promising talent to grow with our organisation.

We are also committed to our strategy of growth. The acquisition of SFI places us in a stronger position to access a wider range of opportunities than ever before - access to new geographical markets and new customer segments. We are excited about the opportunities at home, with the upcoming launch of the two integrated resorts. With an enhanced Food Solutions business, we will also look at opportunities to grow and be a key service provider to major hospitality organisations.

Subsequent events

On 11 May 2009, we announced the renewal of our comprehensive ground handling and inflight catering contracts at Changi Airport with Singapore Airlines (SIA). The new contracts, commencing from 1 October 2009, are firm for three years with an automatic extension for a further two, unless either party indicates otherwise six months prior to the completion of the first three years.

Under the new contracts, the scope of services includes passenger and ramp handling, aircraft interior cleaning, inflight catering and cabin handling. This renewal, well ahead of expiry of the old contracts, reinforces the strong strategic relationship between SATS and SIA. It is also a manifestation of our strong position at Singapore's aviation hub.

On 14 May 2009, SIA announced a proposal for an in specie distribution of its entire shareholding in SATS. The proposed distribution, subject to SIA shareholders' approval at an extraordinary general meeting to be convened on 31 July 2009, will see its shareholders receive up to 730 SATS shares for every 1,000 SIA shares held, at no cost to them.

SIA's rationale for the dividend in specie is to unlock shareholder value by giving its shareholders direct ownership of SATS and concentrate on its airline and aircraft maintenance, repair and overhaul businesses.

If approved by SIA shareholders, the proposal is potentially a positive development for SATS shareholders as it will increase our free float from the current 19.4% to 55.5% and this may improve the trading liquidity of SATS shares.

Regardless of our parentage, SIA remains an important customer and a strong strategic partner. Over the years, we have diligently represented the service promise of the SIA brand and have worked collaboratively to innovate our ground handling and catering offerings and performance standards. With this development, we will reinforce our position as an independent ground handler and inflight caterer. A core strategic thrust of our strategy implementation is embracing customer intimacy. We are committed to drive improvements in our service delivery, represent the brand promise of our customers, and meet the needs of different airline segments by differentiating our offerings through innovation.

Acknowledgement

On behalf of the Board, I would like to extend my appreciation to our Management, Staff and Union who have worked tirelessly with dedication in these challenging times. My gratitude also goes out to fellow members of the Board for their guidance, support and contribution. In particular, I wish to thank Dr Ow Chin Hock who is retiring as a Board member at the forthcoming SATS Annual General Meeting. Dr Ow joined SATS Board in May 2002 and has contributed immeasurably to the Board with his active participation over the last seven years.

I would also like to acknowledge our President and Chief Executive Officer, Clement Woon, who has served his first full-year with SATS. Clement has initiated changes that will steer SATS into its next chapter of growth. We have full confidence in his stewardship to lead our people to realise their fullest potential.

I would also like to take this opportunity to welcome SFI management and staff to the SATS family. Hand in hand, we will build a stronger company.

Last but not least, a sincere thank you to our Shareholders. We are grateful for your confidence and continued support, and look forward to continued dialogue and engagement as we welcome the next exciting chapter in SATS' growth story.

Thank you.

Edmund Cheng Wai Wing
Chairman

22 May 2009

board of directors

In these challenging times, every company will need the strategic direction and astute foresight from its leaders to guide it through with fortitude and confidence. In this section, our Board of Directors share their insights on how SATS can forge ahead and emerge stronger to ride the upturn when the economy recovers.

1 **Mr Edmund Cheng Wai Wing**
Chairman

"SATS has encountered and overcome numerous challenges in its long operating history. Just as we had demonstrated strength and resilience in the past, I am fully confident that we will successfully navigate the challenges of the current environment.

Despite the economic downturn, we have been capitalising on opportunities to strengthen and grow our businesses, either organically or via acquisitions and joint ventures. The SFI acquisition is one such example - it not only puts us in a position of strength to compete with large multinational food services providers for major supply contracts in Singapore, it also opens up new opportunities for us to cross-sell to our customers in different geographical locations.

To scale greater heights, the Board and management must continue to drive a strong organisation culture for innovation amongst our people. Innovation and creativity are critical in improving our product and service offerings to our customers, thereby creating win-win solutions for our business partners and ourselves. Together with the diversity of expertise and wealth of experience of our Board and management, I remain confident that we will emerge stronger as a group, and progressively become a distinct global company."

2 **Mr David Zalmon Baffsky**
Director

"SATS is at a defining point in its ambition to become an outstanding global company.

Driving both sector and geographical diversification in the current economic circumstances, whilst at the same time continuing to deliver excellence to our existing customers, requires focus and commitment from everyone within the organisation.

We must ensure that we have the right people to achieve this ambition and we are indeed fortunate to have a dedicated team who is fully aware of this imperative as well as the many other challenges ahead."

3 **Mr Khaw Kheng Joo**
Director

"Having witnessed the tech bubble in the 90s, I believe the key to weathering the current crisis is to adapt and focus on one's core strengths. SATS has strengthened its Food Solutions business with the recent acquisition of SFI. In the current environment, SFI provides us with a buffer against the cyclical aviation industry. More importantly, it also provides a more robust vehicle for growth and opens up many opportunities in new market segments.

I believe our ability to continually innovate and improve on our product and service offerings will position us well to ride the upturn when the economy recovers. In the immediate term, the challenge remains in managing the integration of SATS and SFI businesses to derive maximum synergies and benefits from the acquisition. The collective experience and diversity of expertise amongst the Board members will guide and steer the Group as we grow our presence and operations globally."

4 **Dr Rajiv Behari Lall**
Director

"Being a listed company, SATS needs to consistently and proactively engage its stakeholders. This is particularly important as we enter our next phase of growth. With our business strategy and growth profile evolving, we need to communicate with our stakeholders frequently and consistently to help them comprehend our aspirations and strategic intention.

As a member of the Board, I hope to leverage on my knowledge of the market and my experience in the private equity and international capital markets to guide and steer SATS towards realising its aspirations in India."

5 **Mr Mak Swee Wah**
Director

"As we embark on our next chapter of growth, our mission remains to provide quality products and services with the best economic value to our customers. Prospects for a sustained global recovery in the aviation sector in the near term remain uncertain, and therefore we need to remain nimble and adaptable to deal with the challenges ahead. In this respect,



we are constantly innovating and expanding our product and service offerings.

Looking ahead, we will continue to build long-term shareholder value by focusing on operational excellence, manpower development and sound financial management. The Board will work with Management to fulfill these goals."

6 Mr Ng Kee Choe
Director

"Our strengths and proven resilience have put us in a good position to weather the prevailing economic condition.

The acquisition of SFI enables us to mitigate our exposure to the volatile aviation industry, and provides a complementary engine for growth in the non-aviation segment of our Food Solutions business. Post-acquisition, a major challenge will be to successfully integrate the businesses under SATS and SFI and further develop our food business (in both the aviation and non-aviation sectors) to bring it to greater heights."

7 Dr Ow Chin Hock
Director

"Despite the current financial turmoil, SATS should continue to focus on developing its longer term growth strategy and raising its profitability. Diversification into the non-aviation food business is key to this, and that is why I have supported the acquisition of SFI.

SFI gives SATS another pillar of growth, and it is also more resilient to recession. However, the right people (Board members, management and executives) must be deployed to the right positions at the right time. We will need to recruit externally if we can't find the right people within for the right jobs. By "the right people", I am not only referring to those with the capability and the knowledge, but those who also demonstrate commitment and dare to think "out of the box".

Board members need to be mindful of the interests of shareholders, particularly the minorities. Accountability and transparency should be our guiding principles in this regard. I look forward to seeing SATS become a truly global player and premier provider of services to the aviation industry and food industry."

8 Mr Keith Tay Ah Kee
Director

"The economic downturn, though more severe and geographically more widespread than before, has presented SATS with opportunities, especially with the acquisition of SFI. The prudent and conservative financial policy of SATS has enabled it to accumulate the cash resources that make the SFI acquisition possible. This diversification from the aviation sector will help stabilise our earnings in these turbulent times. This will also stand SATS in good stead in the years ahead.

Management will need to focus on development and/or recruitment of talent to manage the enlarged group seamlessly and efficiently. A new governance framework with the necessary management controls and processes must quickly evolve to meet this objective.

SATS is fortunate to have a Board comprising senior professionals and top business executives with diverse experience and background to provide the strategic direction and management oversight so critical in this phase of its development. SATS should aim to be a world-class multinational corporation in the Airport Services and Food Solutions industries."

9 Mr Yeo Chee Tong
Director

"The acquisition of SFI allows SATS to diversify beyond the aviation boundary and strengthen its core business in Food Solutions which has high-growth potential in this region. As is the case in all acquisitions, managing the integration process between two companies will be the most pressing and critical issue for SATS.

It is important therefore, for SATS to build up its talent pool rapidly to cope with the challenges of managing the enlarged group. I am proud to note that our Board has been, and continues to be, focused in guiding the management in this aspect. Faced with the current economic climate, the Board needs to ensure continued vigilance over and furtherance of the interests of shareholders. In this regard, we must ensure continued adherence to the highest standards of disclosure and transparency."

board of directors

1 Mr Edmund Cheng Wai Wing, 56
Chairman

Mr Cheng is the Deputy Chairman of Wing Tai Holdings Limited and Executive Director of DNP Holdings Berhad. Apart from his experience as a property developer, Mr Cheng is also actively involved in both the public and private sectors. He is currently Chairman of Mapletree Investments Pte Ltd, and a board member of SNP Corporation Ltd. Mr Cheng is also Chairman of the National Arts Council, where he is keenly involved in efforts at the national level to develop and promote an arts landscape towards a more vibrant economy and society. He also serves as Chairman of the International Advisory Panel of DesignSingapore Council. He is a member on the Board of Trustees of Nanyang Technological University and a member of the International Council for Asia Society.

Mr Cheng previously served as Chairman of the Singapore Tourism Board (1993-2001), The Old Parliament House Limited (2002-2006), The Esplanade Co Ltd (2003-2005) where he is now a member, and as Founding Chairman of DesignSingapore Council (2003-2008). He also sat on the Boards of the Urban Redevelopment Authority (1991-1994), the Construction Industry Development Board (1992-1994) and Singapore Airlines Limited (1996-2004). A past President of the Real Estate Developers' Association of Singapore (REDAS), Mr Cheng remains a member of its Presidential Council.

Mr Cheng was recognised by the Singapore Tourism Board in the Tourism Awards Singapore 2002 as an Outstanding Contributor to Tourism. For his significant contributions to the nation, he was awarded the Public Service Star Award (BBM) in 1999 by the Singapore Government.

Mr Cheng graduated with a Bachelor of Science degree in Civil Engineering from Northwestern University and a Masters of Architecture from Carnegie Mellon University, USA.

Past principal directorships in the preceding three years: The Old Parliament House Limited; CIH Limited; SNP Leefung Holdings Limited, DesignSingapore Council.

2 Mr David Zalmon Baffsky, 67
Director

Mr Baffsky is the Honorary Chairman of Accor Asia Pacific which is part of the Paris-based global hotel group, Accor. Prior to this, he was Executive Chairman of the company, a position he held from 1993 to 2008.

Mr Baffsky is concurrently the Chairman of Ariadne Australia Limited since January 2009. He became a director of the company in 2008 before he assumed his current appointment. He is also a director and the founder of Tourism Asset Holdings Limited, the largest hotel owning company in the Pacific.

From 1986 to 1993, he was Chairman of Citistate Corporation Limited, an Australian public listed company in property development. He was also a director of Club Mediterranée (Australia) Pty Ltd from 1985 to August 2000.

Mr Baffsky previously served on the Singapore Tourism Board and other major government and industry bodies in the Asia Pacific region. He continues to be a member of a number of government and industry bodies in diverse areas, including being actively involved in the Art Gallery of New South Wales and in the national security and future strategy for land and water uses of Northern Australia.

Mr Baffsky was a founding Director and now a Life Member of the Australian Tourism Task Force. He was made an Officer in the General Division of the Order of Australia (AO) for his service to tourism and to the community in 2001. In 2003, he was awarded the Centenary Medal for 'Service to Australian Society through Business Indigenous Affairs and the Arts' and was named 'Asia Pacific Hotelier of the Year' by Jones Lang LaSalle.

Mr Baffsky graduated from the University of Sydney's law school in 1966.

Past principal directorships in the preceding three years: Berimelle Pty Limited; GW Hotel Group Pty Limited; KSW Properties Pty Limited.

3 Mr Khaw Kheng Joo, 61
Director

Mr Khaw is the Chief Executive Officer and Director of Mediaring Ltd.

He started his working career with Hewlett Packard Company (HP) and spent a total of 26 years with the company in various technical and managerial positions. His last assignment there was General Manager of the PDA Division. He left HP in 1999 to become the President of Omni Electronics (S) Pte Ltd. Before he assumed his present position in Mediaring Ltd, he was Senior Vice President of Celestica Inc., which acquired Omni Electronics Limited.

Mr Khaw was a former board member of the Economic Development Board. He currently serves on the advisory council of Singapore Polytechnic's Business School.

Mr Khaw holds a Bachelor of Science degree in Electronic and Computer Engineering from Oregon State University, USA, and a Masters degree in Business Administration from Santa Clara University, USA. Prior to that, he graduated with a Diploma in Electronics and Communications from Singapore Polytechnic.

Past principal directorships in the preceding three years: Senoko Power Limited; Amtek Engineering Ltd; Maveric Ltd (formerly known as Total Automation Ltd).

4 Dr Rajiv Behari Lall, 51

Director

Dr Rajiv Behari Lall is the Managing Director and Chief Executive Officer of Infrastructure Development Finance Company (IDFC). He joined IDFC, a company listed on the National Stock Exchange of India and the Bombay Stock Exchange, in January 2005.

Dr Lall is a Director on the boards of the National Stock Exchange of India, National Securities Depositories Ltd., Securities Trading Corporation of India and a number of companies within the IDFC Group.

Before joining IDFC, Dr Lall was a Partner in Warburg Pincus for over eight years, having been elected in 1999. From 1995 to 1997, he was the Executive Director and Head, Asian Economic Research of Morgan Stanley Asia Limited, Hong Kong. Dr Lall was with the World Bank, Washington from 1988 to 1995 and the Manila office of the Asian Development Bank from 1985 to 1987. He was an Assistant Professor in the Economics Department of Florida Atlantic University, USA from 1983 to 1985.

Dr Lall graduated from University College, Oxford University in 1978 with a Bachelor of Arts (Honours) degree in Politics, Philosophy and Economics. He obtained his Ph.D. in Economics from Columbia University, New York in 1984, specialising in Macroeconomics, International Trade and Econometrics. He has a number of publications to his credit.

Past principal directorships and appointments in the preceding three years: Lok Advisory Services Private Limited; Asia Society.

5 Mr Mak Swee Wah, 48

Director

Mr Mak is the Executive Vice President of Operations and Services of Singapore Airlines Limited (SIA). He has been with the company since August 1983. He is also the Chairman and Director of Singapore Flying College Pte Ltd since 1 August 2008.

Mr Mak previously served on the boards of SilkAir (Singapore) Pte Ltd and Singapore Airlines Cargo Pte Ltd. In his 25-year stint with SIA, he has held various managerial capacities covering Market Planning and Projects and Country Management. He also assumed senior executive positions such as General Manager of SilkAir (Singapore) Private Limited, Senior Vice President for South West Pacific, where he was based in Sydney, as well as Senior Vice President for Planning before he was promoted to his current position in January 2008.

An SIA scholar, Mr Mak graduated from the London School of Economics in 1982 with a Bachelor of Science (First Class Honours) degree in Accounting and Finance. He holds a Masters of Science degree in Operational Research from the same university.

Past principal directorships in the preceding three years: LaSalle Foundation Ltd; SilkAir (Singapore) Pte Ltd; Singapore Airlines Cargo Pte Ltd.

6 Mr Ng Kee Choe, 65

Director

Mr Ng is the Chairman of Singapore Power Limited. He is also the Chairman of SP Ausnet*.

His other current directorships include Chairman of NTUC Income Insurance Co-Operative Ltd, Director of Singapore Exchange Limited and President Commissioner of PT Bank Danamon Indonesia Tbk. He is also a member of the Temasek Advisory Panel and the International Advisory Council of China Development Bank as well as Chairman of Tanah Merah Country Club.

Mr Ng was formerly the Vice Chairman of DBS Group Holdings. He retired from his executive position in July 2003, after 33 years of service with DBS.

For his contributions to the public service, Mr Ng was conferred the Public Service Star Award in 2001.

Mr Ng graduated with a Bachelor of Science (Honours) degree from the University of Singapore.

* A stapled group comprising SP Australia Networks (Transmission) Ltd, SP Australia Networks (Distribution) Ltd and SP Australia Networks (Finance) Trust, acting through its responsible entity, SP Australia Networks (RE) Ltd. It is dual listed on the Australian Stock Exchange and the Singapore Exchange Securities Trading Limited.

board of directors

7 **Dr Ow Chin Hock, 65**
Director

Dr Ow is a Visiting Professor (National Grade) of Xiamen University (Department of Finance, Faculty of Economics), China.

He is an Independent Director of People's Food Holdings Ltd and Longcheer Holdings Ltd, both are Chinese companies listed on the Singapore Exchange.

Dr Ow is an economist with working experience in politics, academia and business. He first joined the Department of Economics and Statistics of the National University of Singapore as Lecturer in 1972, and stayed on till 1993 where his last-held position was Associate Professor.

Concurrently, he was elected Member of Parliament (MP) from 1976 to 2001. During his six terms as an MP, he held several key public appointments, including Parliamentary Secretary, Ministry of Culture, and subsequently, Ministry of Education, from 1977 to 1981. He became Executive Chairman of Pan-United Corporation Ltd (PUC), a Singapore listed company, in 1993 and led PUC to invest in China. Dr Ow was invited to rejoin the Singapore Government as its Minister of State, Ministry of Foreign Affairs and first Mayor from 1997 to 2001. He was Ambassador-At-Large from 2002 to 2004.

Dr Ow chaired the Audit Committee of the Board of Trustees of the Institute of Southeast Asian Studies (ISEAS) from 1981 to 1999, and was Vice Chairman of ISEAS Board of Trustees from 1996 to 2002. He was Adjunct Professor of Nanyang Technological University, teaching Masters of Public Administration courses for Chinese officials from 2004 to 2007.

Dr Ow graduated with a Bachelor of Arts (Honours) degree from the University of Singapore in 1966. He was awarded the Fulbright Grant and Ford Fellowship to do graduate studies in the USA in 1966. He obtained his Masters of Arts (Economic Development) and Ph.D. (Economics) degrees from Vanderbilt University in 1968 and 1972 respectively.

8 **Mr Keith Tay Ah Kee, 65**
Director

Mr Tay is the Chairman of Stirling Coleman Capital Ltd and Aviva Limited.

He was the Chairman and Managing Partner of KPMG Peat Marwick Singapore from 1984 to 1993. He also served as the President of the Institute of Certified Public Accountants of Singapore (ICPAS) from 1982 to 1992.

Mr Tay has been the Vice Chairman of the Singapore Institute of Directors since 1998. A board member of the Singapore International Chamber of Commerce since 1985, he was Chairman of the Chamber from 1995 to 1997. He also holds directorships in various listed companies including Singapore Post Limited, Singapore Reinsurance Corporation Ltd and FJ Benjamin Holdings Ltd.

Mr Tay was conferred the first International Award for Outstanding Contribution to the Profession by the Institute of Chartered Accountants in England & Wales in 1988 and the Public Service Star Award (BBM) in 1990 by the President of the Republic of Singapore. In 1993, ICPAS also conferred upon Mr Tay the Gold Medal for distinguished service to the profession and made him an Honorary Fellow in recognition of his outstanding contributions to the profession and the Singapore community.

Mr Tay qualified as a Chartered Accountant in London in 1968. He is a Fellow of the Institute of Chartered Accountants in England & Wales.

Past principal directorships in the preceding three years: Singapore Power Limited; Pokka Corporation (Singapore) Limited.

9 **Mr Yeo Chee Tong, 50**
Director

Mr Yeo is the President and Chief Executive Officer of SNP Corporation Pte Ltd (formerly listed on the Singapore Exchange Securities Trading Limited) and has been a member of its board since April 2000.

He was formerly with Singapore Computer Systems Ltd and ST Telemedia Pte Ltd before joining SNP Corporation as its Vice President (Development) and subsequently as its President and Chief Executive Officer in 2000. He is also a director in various other companies within the SNP Group.

Mr Yeo holds a Bachelor of Electrical & Electronic Engineering (Honours) degree as well as Masters in Science (Engineering) and Masters in Business Administration degrees from the National University of Singapore. He had also completed the Harvard Business School's Advanced Management Programme in 1999.

Past principal directorship in the preceding three years: T.K.S. Technologies Public Company Limited.

significant events

2008

22 April 2008
SATS was voted the Best Air Cargo Terminal Operator in Asia for the 11th time in the 22nd Asian Freight and Supply Chain Awards (AFSCA).

25 April 2008
SATS' team of gourmet chefs won the prestigious Best Culinary Establishment Award at the 16th Food and Hotel Asia.

28 April 2008
SATS was awarded the Most Friendly Airport for Cargo 2006/2007 by the Federation of Asia Pacific Aircargo Associations (FAPAA).

6 May 2008
SATS welcomed Rajiv Behari Lall as its independent director.

15 May 2008
SATS announced the appointment of David Zalmon Baffsky as its independent director.

24 July 2008
SATS reported net profit of $34.5 million in the first quarter of FY2008-09.

24 July 2008
SATS' Deputy Chairman, Chew Choon Seng, retired from the Board. SATS welcomed Mak Swee Wah as its new director.

24 July 2008
SATS announced the buyout of minority shareholders of Country Foods. The transaction was completed on 30 July 2008.

05 September 2008
SATS was ranked third overall among the most admired companies in Singapore in an annual survey conducted by The Wall Street Journal Asia. SATS was also ranked second for the quality of its services and for corporate reputation, and placed fourth for innovation.

15 September 2008
SATS signed a Memorandum of Understanding with Shatec Institutes to explore a collaboration in providing premier events catering services to Singapore's fast growing tourism and hospitality industry.

16 September 2008
SATS announced that its wholly-owned subsidiary, Country Foods, would be setting up a low-cost inflight catering facility to provide meals to low-cost carriers and full-service airlines requiring alternative meal offerings.

21 October 2008
SATS announced its acquisition of a 100% stake in Menzies Aviation (Hong Kong) for approximately $3.3 million. The latter was renamed SATS HK in November 2008.

03 November 2008
SATS posted interim profit of $66.9 million for the first half of FY2008-09.

6 November 2008
SATS won a total of 497 awards at the annual national Excellent Service Awards (EXSA) organised by SPRING Singapore to recognise individuals for their outstanding service.

17 November 2008
SATS appointed Lim Chuang as its Senior Vice President (Finance).

02 December 2008
SATS announced its conditional acquisition of a 69.6% stake in Singapore Food Industries (SFI) from Ambrosia Investment, a subsidiary of Temasek Holdings, for an aggregate cash consideration of $334.5 million.

2009

20 January 2009
SATS received independent shareholders' approval for its acquisition of SFI.

05 February 2009
SATS reported net profit of $37.6 million for the third quarter of FY2008-09.

09 February 2009
SATS proceeded with the mandatory unconditional cash offer for the remaining shares in SFI that it did not own.

24 February 2009
SATS announced that the Government of India had approved the proposal of the National Aviation Company of India to establish a 50:50 joint venture with SATS for ground handling in India.

09 March 2009
SATS crossed the compulsory acquisition threshold for SFI with a holding of 97.2% shares in the company.

10 March 2009
SATS announced that it would be offering low-cost ground handling services under its subsidiary, Asia-Pacific Star.

03 April 2009
SATS was ranked seventh out of 676 companies in the Business Times Governance and Transparency Index which ranks companies based on their governance standards, financial transparency and investor relations.

17 April 2009
SATS announced that it had completed the compulsory acquisition and delisting of SFI.

11 May 2009
SATS posted full-year profit of $146.8 million for the financial year ended 31 March 2009.

CEO's statement

Dear Shareholders,

I joined SATS in November 2007 and this is my first report to you after having completed a full financial year with the company. It has been an interesting and challenging time to join SATS. The aviation industry is a cyclical industry and is once again affected by the volatile movement of fuel prices and a weakening global economy. Save for the one-off items, revenue and profits of SATS have been moving sideways for a number of years. The basic strategy to focus on the businesses at Changi Airport and regional expansion through joint ventures was already in full force and maturing quickly. SATS' strategic orientation needed a review and renewal. It was with this backdrop that your Board directed the developments of the company during the year in review.

My team and I conducted a complete review of the prevailing situation and concluded that SATS holds key capabilities which can be extended beyond the airport and that our airport activities will remain key to our future successes. We also concluded that we would have to strengthen our Singapore businesses by looking outside the airport. We have to be more innovative in creating and improving our services, products and processes, and to look beyond the region incrementally towards being a global player to increase our share of customers' spending. These are the highways that we will take to improve the SATS' value proposition to our stakeholders.

The SATS Board, at its annual strategy session, reviewed and approved the new strategic direction for the company, paving the way for strategy implementation. Consequently, seven strategic projects that had the potential to transform the future of the company were defined. Two of these projects were eventually rejected. One was to dramatically increase our share of the global airline catering business. The Board concluded that this project contained too many risks against the backdrop of a turbulent aviation industry that was once again heading south. SATS' current organisation structure and competencies are not yet geared towards managing such global risks.

The second project was to enter the Turkish ground handling market via a joint venture. During the due diligence process, the Turkish ground handling market changed fundamentally with the emergence of new risks. Although the Turkish ground handling market continued to be interesting, the project was deemed unattractive in view of our current purpose and would not meet our criteria for investment. The project was postponed indefinitely.

Four of the remaining five projects were completed before the end of the financial year. The final project, relating to our plans for China, is still pending as we await responses from our intended partners. With the turbulence in the aviation industry, we do not expect any outcome for this project any time soon.

"The projects undertaken in FY2008-09 have strengthened SATS' ability to tackle the challenges arising from the slowing global economy. The focus to expand beyond the hitherto position has made available new opportunities for continuous improvement and growth to soften the impact of the rapidly declining aviation market seen during the second half of the financial year. Indeed, SATS ended the year in a much stronger strategic position than it had at the beginning."



During the year, we completed our preparation and entry to serve the low-cost carriers (LCCs). As part of its strategic review, management has segmented the airline industry into its constituents. Our aspiration is to align the SATS service proposition to the needs of the respective airline segments. This will help manage customer expectations, costs and consequently margins. The LCC segment is an emerging segment that promises high passenger growth. We are now established to supply meal solutions and ground handling services for this segment. Although the incremental revenue at the onset is relatively small, we believe that participating in the growing LCC traffic will improve stakeholder value in the long term since the segment is expected to account for most of the traffic growth at Changi over the next few years.

In October 2008, we acquired 100% of Menzies Aviation (Hong Kong), a ground handling company, and renamed it as SATS HK, our first wholly-owned subsidiary outside Singapore. Complementing our cargo handling joint venture, Asia Airfreight Terminal, we now offer more services to our esteemed customers at the Hong Kong International Airport, serving them at one more location with more services to increase our share of their spending. At SATS HK, we are introducing the SATS service promise and focusing on improving our services and delivery to maximise the utilisation of our installed capacity.

SATS completed the acquisition of the remaining shares in Country Foods in its effort to enter meaningfully into the non-aviation food market. Subsequent to this, we sought and received overwhelming approval from our Shareholders to acquire Singapore Food Industries (SFI), a publicly-listed company. The two-step acquisition process involved the initial acquisition of the 69.6% equity in SFI held by Ambrosia Investment, a wholly-owned subsidiary of Temasek Holdings. This was followed by a mandatory public offer for all the remaining shares in SFI. The acquisition was successfully completed in April 2009, resulting in the subsequent delisting of SFI. The integration of SATS and SFI has begun since late February 2009, with a management integration executive committee and a SATS Board integration committee being set up to oversee and guide the integration process towards achieving the projected synergies.

CEO's statement

The projects undertaken in FY2008-09 have strengthened SATS' ability to tackle the challenges arising from the slowing global economy. The focus to expand beyond the hitherto position has made available new opportunities for continuous improvement and growth to soften the impact of the rapidly declining aviation market seen during the second half of the financial year. Indeed, SATS ended the year in a much stronger strategic position than it had at the beginning.

Although the year would probably be best remembered for the high profile projects that were successfully implemented, we should not forget the operational and tactical moves that have been planned and implemented. For instance, we note the successful launch and growth of the A380 service. Just as Singapore Airlines is the first in the world to fly the A380, SATS is the first to handle the A380 and provide inflight catering services onboard. This exposure puts us in good stead as we prepared for the Qantas A380 launch in the earlier part of 2009. Leveraging on our initial experience, we have worked collaboratively with our customers and suppliers to fine-tune and improve the A380 service. We have also worked on ideas to better our service delivery at the passenger terminals and on the tarmac. The benefits of some of these improvement programs will be realised in 2009 and beyond.

To drive efficiency continuously, SATS has implemented Lean Management since 2006. Through the core concept of waste management and reduction, LEAN promises to lower our cost base.

In July 2008, we implemented a LEAN project in our Singapore cargo operations. Although cargo throughput at this time was showing modest increase, we had more capacity than we needed as the total cargo volumes had declined over the last few years. We took a holistic approach to resolve this by flattening our operational hierarchy and shutting down two of the older cargo terminals. Activities were transferred to the newer terminals 5 and 6. The change in operating procedures required the retraining of our staff to equip them with more multi-tasking abilities. This project helped avoid the recruitment of more than 200 staff and our margins would have improved, had it not been for the sudden economic downturn caused by the US sub-prime crisis which saw cargo volumes dipping 20% in December 2008 and January 2009 compared to the same months in the previous year. If not for the implementation of this LEAN project, managing the current downturn would have been more painful for SATS. We were ahead of the curve on this one.

The changes have also opened up new opportunities for us. We have evaluated and completed the feasibility study to convert Airfreight Terminal 2 into a perishable handling centre (PHC). The PHC will potentially support the growth of perishable cargo into Singapore. This project, to be completed in FY2009-10, will improve the utilisation of our cargo assets. Besides the PHC project, many LEAN projects were carried out in the inflight catering operations, leading to substantial costs reduction. All these activities contributed to mitigating the impact of the economic downturn during the second half of the year.

The global financial crisis exposed weaknesses in our funds management system. We incurred a one-off loss of $10.8 million in relation to our short-term non-equity investments. Most of the loss was attributed to our exposure to a Fortis Bank-issued credit-linked note which had a bankruptcy credit event called in October 2008 during the financial crisis. Since then, we have created a Treasury function with competent staff and have strengthened our policies and procedures relating to the management of funds and financing of our operations.

Decentralisation was the theme for change in 2009. Effective strategic business units delivered results for the company. During the year, we empowered the individual business units to be responsible for their marketing and sales efforts. Hitherto, this was managed centrally. Since the business units know their costs best and will be in the best position to manage their own margins, this change will ensure congruence between promise and delivery. In addition, we have also initiated global key account management to increase our share of customers' spending by


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working across all business units to offer the same key customers a broader scope of services at more locations.

Our overseas associates' performance was below our expectations during the year. We were penalised for additional capacity brought on earlier in the year. Although each joint venture has its own set of operating environment, we are made aware that we have to better equip our seconded staff at these companies to weather the turbulent times ahead. We have initiated an "in-house" MBA program for our overseas staff and have also worked with our partners to improve budgeting and performance planning as well as corporate governance. We hope that these initiatives will improve performance during the economic recovery phase.

With the acquisition of SFI, SATS has now entered into a new phase. Human capital management will be critical for us to access the emerging opportunities. Management will work towards attracting the best talent within and from outside the company. We are developing improvement tools and methodologies so that continuous improvement will be more science than art to assure sustainability.

The performance of your company has been reasonable given the recessive economic situation. The inherent cost flexibility has helped us weather the steep declines in business volumes. SATS delivered a PATMI of $146.8 million. Cash generated during the year amounted to $155.5 million, a growth of 11%. I wish to thank our employees, whose commitment and dedication have contributed to these results. Our journey of change is not yet completed. FY2009-10 requires the commitment and further support from our people to implement new initiatives that are integral to our development and transformation journey.

I wish to record my appreciation and thanks to our Shareholders who had overwhelmingly supported the SFI acquisition proposal. This acquisition is necessary to our transformation process to reduce our reliance on the aviation industry. Consequently, your company will be stronger and more resilient to the turbulences from economic cycles.

Last but not least, I wish to thank our Board of Directors for their guidance and support. Their instructive guidance challenged management's thinking and increased our resolve to build a strong, growing company. I am indebted to our Chairman, Mr Edmund Cheng, for his support and insightful leadership.

Clement Woon Hin Yong
President and Chief Executive Officer

22 May 2009

executive management





executive management

1 Clement Woon Hin Yong, 50

Mr Woon is the President and Chief Executive Officer of SATS since November 2007. Prior to this, he was the President of Geosystems Division of Leica Geosystems AG, a multinational corporation based in Switzerland. Mr Woon joined Leica in 1992 and was transferred to Switzerland in 1997. He had held senior positions as President of the Surveying & Engineering and Geosystems divisions of Leica Geosystems. He was instrumental in growing Leica's business and presence in the Asia-Pacific, Europe, Americas and Middle East regions.

Mr Woon sits on the Boards of SATS Airport Services Pte Ltd, SATS Catering Pte Ltd, Singapore Food Industries Limited, Asia Airfreight Terminal Co Ltd and SATS HK Limited. He is also the Vice Chairman of Beijing Aviation Ground Services Co Ltd and Beijing Airport Inflight Kitchen Ltd as well as Vice President Commissioner of PT Jasa Angkasa Semesta TBK.

He holds a Bachelor of Engineering degree and a Masters of Science degree in Industrial Engineering from the National University of Singapore. He also holds a Masters of Business Administration degree from the Nanyang Technological University.

2 Karmjit Singh, 61

Mr Singh is the Chief Operating Officer of SATS. He also heads the West Asia region and is responsible for existing joint ventures and new business ventures in the Indian sub-continent and the Middle East.

Prior to joining SATS in July 1998, he spent 24 years with Singapore Airlines Limited (SIA), serving in various managerial capacities. In SATS, he has held the positions of Chairman and General Manager of SATS Security Services Private Limited, General Manager (SATS Apron) and Chief Executive Officer of SATS Airport Services Pte Ltd.

Mr Singh is the Chairman of Asia Airfreight Terminal Co Ltd. He is also a Board member of SATS Airport Services Pte Ltd, SATS Catering Pte Ltd and Taj SATS Air Catering Limited. He serves as Chairman of the Chartered Institute of Logistics and Transport, Singapore and is a member of the Singapore Institute of Directors, the Public Transport Council and The Logistics Institute - Asia Pacific. He graduated from the University of Singapore with a Bachelor of Arts (Honours) degree, majoring in Geography.

3 Lim Chuang, 53

Mr Lim is the Senior Vice President, Finance of SATS since November 2008. Prior to this, he was the Chief Financial Officer of NCS Pte Ltd, a wholly-owned subsidiary of Singapore Telecommunications Limited (SingTel). He assumed this position in 2006 and had held other senior positions in SingTel, including as its Finance Director for the Consumer Division and Deputy Chief Financial Officer for SingTel Optus Pty Ltd.

Mr Lim sits on the Boards of Beijing Aviation Ground Services Co Ltd and Tan Son Nhat Cargo Services Ltd. He graduated from the University of Singapore with a Bachelor of Accountancy (First Class Honours) degree and a Masters of Business Administration degree from the National University of Singapore, majoring in International Business and Finance.

4 Chang Seow Kuay, 44

Mr Chang is the Senior Vice President, Special Projects of SATS. He oversees corporate business development projects and is concurrently the Chief Operating Officer of Country Foods Pte Ltd. He is responsible for the growth of SATS' industrial catering business in Singapore.

Prior to this, he was the Vice President, Business Planning & Development. He joined SATS in June 1990 and held other managerial positions in catering production and marketing. He was seconded to Beijing Airport Inflight Kitchen Ltd in 1995 to start up its catering operations. Mr Chang graduated from the National University of Singapore with a Bachelor of Science (Honours) degree, majoring in Biochemistry.

5 Tony Goh Aik Kwang, 56

Mr Goh is the Senior Vice President, Strategy and Marketing of SATS, responsible for key accounts management, branding, service standards and market research/ development & planning.

He joined SATS in 1978 and assumed his current position in July 2008. Prior to this, he was the Vice President of SATS Marketing. He also held various executive and managerial positions in SATS, covering contracts management, materials and production planning, catering equipment maintenance, IT systems planning, customer servicing and inflight catering management, and in SIA Ground Services.

Mr Goh graduated from the University of Singapore with a Bachelor of Business Administration (Honours) degree.

6 Leong Kok Hong, 58

Mr Leong is the Senior Vice President, North Asia of SATS, responsible for the development of new businesses and overseas ventures in North Asia. He joined SATS in July 1976 and was appointed to his present position in July 2006. Previously, he worked in various managerial capacities covering Catering, Cargo, IT Systems and Corporate Planning.

Mr Leong sits on the Boards of Asia Airfreight Terminal Co Ltd, Beijing Aviation Ground Services Co Ltd, Evergreen Air Cargo Services


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Corporation, Evergreen Airline Services Corporation and SATS HK Limited. He graduated from the University of Singapore with a Bachelor of Science (Honours) degree in Physics.

7 **Andrew Lim Cheng Yueh, 55**

Mr Lim is the Senior Vice President, Apron & Passenger Services of SATS. He joined SATS in May 1979 and was appointed to his present position in August 2005. Prior to that, he was the Vice President of Human Resource. He previously held managerial positions in SATS Cargo, Security, Passenger Services and Training, and SIA Cargo and was posted to Hong Kong from 1998 to 2000 as Chief Executive Officer of Asia Airfreight Terminal Co Ltd.

Mr Lim is a member of the Boards of Asia Airfreight Terminal Co Ltd and SATS Security Services Private Limited. He graduated from the University of Singapore with a Bachelor of Social Science (Honours) degree, majoring in Sociology.

8 **Yacoob Piperdi, 51**

Mr Piperdi is the Senior Vice President, Cargo Services of SATS. He joined SATS in April 1981 and assumed his current position in July 2006. Prior to that, he was the Vice President in charge of SATS Inflight Catering Centre 2. He previously held other managerial positions in SATS Apron & Baggage, Passenger Services and Marketing, and SIA Ground Services.

Mr Piperdi is the Chairman of Aerolog Express Pte Ltd and serves on the Board of Maldives Inflight Catering Pte Ltd. He graduated from the National University of Singapore with a Bachelor of Arts (Honours) degree, majoring in English.

9 **Tan Chuan Lye, 59**

Mr Tan is the Senior Vice President, Catering of SATS. He joined SATS in May 1976 and was appointed to his current position in February 2000. He previously held managerial positions in SIA Ground Services and SATS Airport Services Pte Ltd, and also managed Changi Airport Terminal 2 for SIA and SATS operations.

Mr Tan is the Chairman of Country Foods Pte. Ltd., and sits on the Boards of Taj SATS Air Catering Limited, Beijing Airport Inflight Kitchen Ltd, Evergreen Sky Catering Corporation, Aviserv Limited and Aero Laundry and Linen Services Private Limited. He graduated from the University of Singapore with a Bachelor of Social Science (Honours) degree, majoring in Economics.

10 **Rebecca Tan-Loke Won Moi, 52**

Mrs Tan is the Senior Vice President, Human Resource of SATS. She was appointed to this position in July 2008. Prior to joining SATS in August 2005, she was with Yeo Hiap Seng Limited as its Vice President, Regional Group Human Resources.

Mrs Tan has over 30 years of experience in the full spectrum of human resource functions, from design and review of human resource policies and strategies, people development to industrial relations, compensation and benefits. She holds a Bachelor of Business (Business Administration) degree from the Royal Melbourne Institute of Technology.

11 **Hee Siew Fong, 38**

Ms Hee is SATS' Group Financial Controller. Prior to joining SATS in July 2008, she was with Asia Enterprises Holding Limited as its Group Financial Controller, a position she held since October 2004.

Ms Hee has 16 years of experience in finance and accounting. She is a non-practising member of the Institute of Certified Public Accountants of Singapore (ICPAS). She holds a Bachelor of Accounting (Honours) degree from the Nanyang Technological University and a Masters of Business Administration degree from the National University of Singapore.

12 **Shireena Johan Woon, 42**

Ms Woon is the Vice President, Corporate Services and Company Secretary of SATS. She helms the legal department and oversees the legal and corporate secretarial functions of the Group.

Prior to joining SATS in April 2003, she was Head, Group Legal of Media Corporation of Singapore Pte Ltd. She was also a partner in a leading local law firm with over nine years' experience in corporate and commercial law, intellectual property and civil litigation. She graduated from the National University of Singapore with a Bachelor of Law (Honours) degree and is qualified as an advocate and solicitor of the Singapore Bar.

13 **Ronald Yeo Yoon Choo, 56**

Mr Yeo, Vice President, South East Asia & Australasia of SATS, is responsible for the performance of operating units and development of new investments in this region. He also oversees the low-cost ground handling unit of SATS.

Mr Yeo assumed his current position in July 2008. Since joining SATS in November 1978, he has held other managerial positions in Maintenance, Baggage, Commercial/Marketing, Performance Control, Passenger Services, Business Planning & Development, Cargo, and SIA Ground Services.

Mr Yeo sits on the Boards of Asia-Pacific Star Pte Ltd, PT Jasa Angkasa Semesta TBK, Tan Son Nhat Cargo Services Ltd and Aviserv Limited. He holds a Bachelor of Engineering (Honours) degree from the University of Singapore.

statistical highlights

	2008-09	2007-08	2006-07	2005-06	2004-05
FINANCIAL STATISTICS					
Group ($ million)					
Total revenue	1,062.1	958.0	945.7	932.0	975.7
Total expenditure	891.2	783.7	792.5	747.9	781.5
Operating profit	170.9	174.3	153.2	184.1	194.2
Profit before tax	183.5	248.7	219.8	246.1	217.3
Profit after tax	148.5	195.2	179.0	189.2	168.1
Profit attributable to equity holders of the Company	146.8	194.9	178.2	188.6	167.8
Equity attributable to equity holders of the Company	1,398.1	1,383.9	1,314.2	1,202.5	1,061.1
Total assets	2,050.4	1,849.5	1,804.2	1,717.9	1,593.2
Total debt	251.5	208.0	202.8	247.5	249.0
Value added	639.3	682.5	675.1	665.1	671.7
Financial Ratios					
Return on equity holders' funds (%)	10.5	14.4	14.2	16.7	14.7
Total debt equity ratio (times)	0.18	0.15	0.15	0.21	0.23
Return on total assets (%)	7.6	10.7	10.2	11.4	10.7
Per Share Data					
Earnings after tax (cents)					
- basic	13.6	18.2	17.0	18.2	16.5
- diluted	13.6	17.9	16.9	18.1	16.3
Net asset value ($)	1.29	1.29	1.24	1.15	1.03
Interim dividend (cents)	4.0	4.0	4.0	4.0	3.0
Proposed final dividend (cents)	6.0	10.0	6.0	6.0	6.0
Special dividend (cents)	-	-	5.0	-	-
Dividend cover (times)	1.4	1.3	1.4	2.3	2.3
Dividend payout (%)	*73.5	77.5	48.5	44.4	44.3

* Estimate

	2008-09	2007-08	2006-07	2005-06	2004-05
OPERATING STATISTICS					
Employee Productivity					
Average number of employees	11,487	7,938	7,461	7,660	8,521
Revenue per employee ($)	92,461	120,691	126,747	121,675	114,509
Value added per employee ($)	55,658	85,979	90,477	86,831	78,824
Value added per $ employment costs	1.66	1.85	1.76	1.91	1.73
Operating Data					
Airfreight throughput (million tonnes)	1.46	1.57	1.55	1.49	1.42
Passengers served (millions)	30.91	31.65	29.27	27.32	25.27
Inflight meals prepared (millions)	25.19	25.72	24.74	24.19	23.53
Flights handled (thousands)	88.16	85.95	84.52	84.11	76.09

Notes:
1 SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2 Returns on equity holders' funds is the profit attributable to equity holders of the Company expressed as a percentage of the average equity holders' funds.
3 Total debt equity ratio is total debts divided by equity attributable to equity holders of the Company at 31 March.
4 Basic earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue.
5 Diluted earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6 Net asset value per share is computed by dividing equity attributable to equity holders of the Company by the ordinary shares in issue at 31 March.
7 Dividend cover is profit attributable to equity holders of the Company divided by total dividend (net of tax).
8 Payout ratio is total ordinary dividend (net of tax) divided by profit attributable to equity holders of the Company.

financial calendar

Financial Year Ended 31 March 2009

24 July 2008
Announcement of 1Q FY2008-09 results

25 July 2008
Results conference call for 1Q FY2008-09

13 August 2008
Payment of final dividend

3 November 2008
Announcement of 2Q FY2008-09 results

Results conference call for 2Q FY2008-09

28 November 2008
Payment of interim dividend

5 February 2009
Announcement of 3Q FY2008-09 results

Live webcast for 3Q FY2008-09 results

11 May 2009
Announcement of 4Q FY2008-09 results

Analysts and media briefing for 4Q FY2008-09 results

19 June 2009
Despatch of Summary Report to shareholders

3 July 2009
Despatch of Annual Report to shareholders

28 July 2009
Annual General Meeting

4 August 2009
Book closure date

14 August 2009
Proposed payment of final dividend

Financial Year Ending 31 March 2010

27 July 2009
Proposed announcement of 1Q FY2009-10 results

22 October 2009
Proposed announcement of 2Q FY2009-10 results

January/February 2010
Proposed announcement of 3Q FY2009-10 results

May 2010
Proposed announcement of 4Q FY2009-10 results

investor relations

SATS Investor Relations (IR) continue our focus on engaging investors as well as improving the transparency of disclosure and prompt dissemination of information to keep investors abreast of the Group's strategies, latest developments and performance.

Information is disseminated via these channels: corporate literature, direct meetings, quarterly results announcements and the Annual General Meeting (AGM).

Corporate literature

- Our Annual Report, which is distributed in June/July, aims to provide a comprehensive coverage of our business and financial performance for the year in review.
- Our corporate website at: www.sats.com.sg has a dedicated IR section covering financial results and presentations, annual reports, corporate strategy, share price and other shareholder information.
- Affinity, our monthly newsletter, is distributed to employees, customers and business associates. It is also made available on our corporate website.
- News releases on major events are distributed to both local and international media, and the investment community through the SGXNet portal. They are also posted on our corporate website and www.irasia.com.

Direct meetings

To update the investment community on the Group's strategies, performance and activities, SATS IR, together with President & CEO and Senior Vice President (Finance), maintain regular, direct dialogues with investors and analysts through one-on-one and group meetings, conference calls, roadshows and facility visits.

During the financial year in review, we had about 60 one-on-one meetings and met with more than 90 investors and analysts during these meetings. In addition, we held the inaugural SATS Capital Markets Day on 18 September 2008 to unveil the Group's updated mission and vision statements and strategic thrusts. We also conducted two briefings for the acquisition of Singapore Food Industries (SFI) and a group visit to SATS Inflight Catering Centre 1 and Country Foods in early January 2009 to give the investment community better clarity on our Food Solutions operations and the dynamics of this business going forward.

For the first time since 2007, we resumed with our non-deal roadshow programme with management flying to New York to meet our key institutional shareholders there.

Announcement of financial results

SATS issues media releases, SGX announcements and presentation slides on the Group's quarterly financial results through the SGXNet. These materials are also posted on our corporate website. Quarterly results conference calls/briefings are organised, with the senior management present to address questions from investors and the media. Audio recordings of the results conference calls/briefings are made easily accessible on our corporate website.

AGM

SATS' AGM is held every July. Shareholders have the opportunity to clarify with or pose questions to the board of directors and key members of management on issues pertaining to the resolutions proposed to be passed.

During the year in review, we called for an Extraordinary General Meeting (EGM) to seek our independent minority shareholders' approval for the acquisition of SFI. We successfully secured the approval from majority of our shareholders at the EGM held on 20 January 2009.

Investor Relations Calendar

FY2008-09

First Quarter
(1 April - 30 June 2008)
- FY2007-08 results briefing

Second Quarter
(1 July - 30 September 2008)
- Results conference call for 1Q FY2008-09
- AGM
- SATS Capital Markets Day

Third Quarter
(1 October - 31 December 2008)
- Results conference call for 2Q FY2008-09
- Analysts and media briefing on SFI acquisition

Fourth Quarter
(1 January - 31 March 2009)
- Analysts and media briefing following the circular despatch on SFI acquisition cum facility visit to SATS Inflight Catering Centre 1 and Country Foods
- Merrill Lynch non-deal roadshow to New York
- EGM for SFI acquisition
- Live webcast for 3Q FY2008-09 results

share price and turnover


Volume (million stock units)
ST Index
Price (S$)
40
30
20
10
0
3,200
2,880
2,560
2,240
1,920
1,600
1,280
960
640
320
0
2.4
2.0
1.6
1.2
0.8
0.4
0.0
APR08
MAY08
JUN08
JUL08
AUG08
SEP08
OCT08
NOV08
DEC08
JAN09
FEB09
MAR09
Volume 08
Volume 09
Closing Price
ST Index

Share price ($) and volume (million stock units)	FY08-09		FY07-08	
Highest closing price	**2.51**	(16 May 2008)	3.52	(23 Apr 2007)
Lowest closing price	**1.11**	(9 Mar 2009)	2.20	(18 Mar 2008)
Average closing price	**1.73**		2.80	
Closing price for the year	**1.21**	(31 Mar 2009)	2.30	(31 Mar 2008)
Total volume for the year	**120.22**		152.11	

Market value ratios	FY08-09	FY07-08
Price/Earnings	**8.90**	12.64
Price/Book value@	**0.93**	1.78
Price/Cash earnings#	**5.99**	9.47

@ Book value is defined as net asset value
# Cash earnings is defined as profit attributable to equity holders of the Company plus depreciation and amortisation

SATS at a glance

SATS Businesses

SATS is the leading provider of **Airport Services** and **Food Solutions** in Singapore.

Our comprehensive scope of Airport Services encompasses airfreight handling, passenger services, ramp handling, baggage handling, aviation security and aircraft interior cleaning, while our Food Solutions business comprises inflight catering, food trading and logistics, industrial catering as well as chilled and frozen food manufacturing, and airline linen and laundry.

Today, we handle about 80% of the scheduled flights and serve close to 70% of the airlines operating at Changi Airport. In FY2008-09, we served a total of 30.9 million passengers, and handled close to 88,200 flights and 1.5 million tonnes of cargo.

We have expanded our geographical reach through the formation of 18 overseas joint ventures. Our network of ground handling and airline catering operations spans 38 airports in 9 countries in the Asia-Pacific region. With our expanding Food Solutions business, we have also extended our reach beyond the Asia-Pacific region to the United Kingdom.

GROUP REVENUE

$1,062.1m
up 11%

	($m)
FY 08-09	**1,062.1**
FY 07-08	958.0
FY 06-07	945.7
FY 05-06	932.0
FY 04-05	975.7

Group Revenue

By Business


47.9%
($508.2m)
50.9%
($541.0m)
1.2%
($12.9m)

Total $1,062.1m
FY2008-09


50.3%
($481.9m)
48.2%
($461.4m)
1.5%
($14.7m)

Total $958.0m
FY2007-08

Percentage change	(%)
Airport Services	5.5
Food Solutions	17.3
Corporate	(12.2)
Total	10.9

Notes:
- Airport Services: Revenue from ground and cargo handling, aviation security, aircraft interior cleaning and cargo delivery and management.
- Food Solutions: Revenue from inflight catering, food logistics, industrial catering, chilled and frozen food manufacturing, and airline linen and laundry.
- Corporate: Revenue from the corporate arm.

By Industry


12.8%
($135.9m)
87.2%
($926.2m)

Total $1,062.1m
FY2008-09


1.7%
($16.4m)
98.3%
($941.6m)

Total $958.0m
FY2007-08

Percentage change	(%)
Aviation	(1.6)
Non-Aviation	nm*
Total	10.9

Notes:
- Aviation: Revenues from aviation-related businesses in Airport Services and Food Solutions.
- Non-Aviation: Revenues from Singapore Food Industries, Country Foods and Country Foods Macau.

* nm: not meaningful

By Geographical Location


7.5%
($79.5m)
92.5%
($982.6m)

Total $1,062.1m
FY2008-09


100%
($958.0m)

Total $958.0m
FY2007-08

Percentage change	(%)
Singapore	2.6
Overseas	nm*
Total	10.9

Notes:
- Singapore: Revenues from Airport Services and Food Solutions businesses within Singapore.
- Overseas: Revenues from Singapore Food Industries UK/Europe, Country Foods Macau and SATS HK.

* nm: not meaningful

subsidiaries & overseas investments*

as at 13 may 2009

AIRPORT SERVICES


Singapore Airport Terminal Services Limited
SINGAPORE
100.0%
SATS Airport Services Pte Ltd
100.0%
Asia-Pacific Star Private Limited
100.0%
SATS Security Services Private Limited
100.0%
SATS Investments Pte Ltd
70.0%
Aerolog Express Pte Ltd
OVERSEAS
100.0%
SATS HK Limited (Hong Kong; People's Republic of China)
100.0%
Singapore Airport Terminal Services (India) Co. Private Limited (India)
49.8%
PT Jasa Angkasa Semesta Tbk#
(Jakarta, Surabaya, Denpasar, Medan, Manado, Batam, Timika, Yogyakarta, Ujung Padang, Balikpapan, Halim; Indonesia)
49.0%
Asia Airfreight Terminal Co Ltd (Hong Kong; People's Republic of China)
40.0%
Beijing Aviation Ground Services Co Ltd (Beijing; People's Republic of China)
30.0%
Tan Son Nhat Cargo Services Ltd (Ho Chi Minh City; Vietnam)
25.0%
Evergreen Air Cargo Services Corporation (Taipei; Taiwan)
20.0%
Evergreen Airline Services Corporation (Taipei; Taiwan)
100.0%
Asia Airfreight Services Limited (Hong Kong; People's Republic of China)
100.0%
Asia Airfreight Services (Shenzhen) Limited (Guangdong; People's Republic of China)
50.0%
Beijing China Southern Airlines Ground Services Co Ltd (Beijing; People's Republic of China)
46.0%
Tianjin Aviation Cargo Services Co Ltd (Tianjin; People's Republic of China)
40.0%
Chongqing Aviation Ground Services Co Ltd (Chongqing; People's Republic of China)
40.0%
Guizhou Aviation Ground Services Co Ltd (Guiyang; People's Republic of China)
40.0%
Heilongjiang Aviation Ground Services Co Ltd (Harbin; People's Republic of China)
40.0%
Hubei Aviation Ground Services Co Ltd (Wuhan; People's Republic of China)
40.0%
Jiangxi Aviation Ground Services Co Ltd (Nanchang; People's Republic of China)
40.0%
Jilin Aviation Ground Services Co Ltd (Changchun; People's Republic of China)
40.0%
Neimenggu Aviation Ground Services Co Ltd (Hohhot; People's Republic of China)
40.0%
Tianjin Aviation Ground Services Co Ltd (Tianjin; People's Republic of China)
37.0%
Beijing Airport Trucking Services Co Ltd (Beijing; People's Republic of China)
35.0%
Beijing Airport Cargo Consolidation Services Co Ltd (Beijing; People's Republic of China)

* excluding dormant/inactive companies
\# listed on the Surabaya Stock Exchange
** investment holding company, incorporated in Singapore

FOOD SOLUTIONS


Singapore Airport Terminal Services Limited
SINGAPORE
100.0% SATS Catering Pte Ltd
100.0% Country Foods Pte Ltd
100.0% Singapore Food Industries Limited
100.0% Aero Laundry and Linen Services Private Limited
100.0% SFI Manufacturing Private Limited
100.0% Singfood Pte Ltd
100.0% SFI Food Pte Ltd
100.0% Singapore Food Development Pte Ltd
78.5% Primary Industries Private Limited
100.0% Hog Auction Market Pte Ltd
OVERSEAS
51.0% Country Foods Macau, Limited (Macau; People's Republic of China)
100.0% S Daniels Plc (United Kingdom)
100.0% Daniels Chilled Foods Limited (United Kingdom)
100.0% Farmhouse Fare Limited (United Kingdom)
100.0% International Cuisine Limited (United Kingdom)
100.0% Primary Industries (Qld) Pty Ltd (Queensland; Australia)
51.0% Urangan Fisheries Pty Ltd (Queensland; Australia)
96.0% Shanghai ST Food Industries Co Limited (Shanghai; People's Republic of China)
49.0% Servair-SATS Holding Company Pte Ltd**
34.0% Macau Catering Services Co Ltd (Macau; People's Republic of China)
49.0% Taj SATS Air Catering Limited (Mumbai, Kolkata, Delhi, Amritsar, Goa, Bangalore; India)
49.0% Aviserv Limited (Karachi; Pakistan)
40.0% Beijing Airport Inflight Kitchen Ltd (Beijing; People's Republic of China)
60.0% Tianjin Airport Kitchen Ltd (Tianjin; People's Republic of China)
50.0% Shenyang Airport Inflight Kitchen Co Ltd (Shenyang; People's Republic of China)
35.0% Maldives Inflight Catering Pte Ltd (Male; Maldives)
30.0% Taj Madras Flight Kitchen Pvt Limited (Chennai; India)
20.0% MacroAsia Catering Services, Inc. (Manila; Philippines)
15.0% Evergreen Sky Catering Corporation (Taipei; Taiwan)

corporate information

as at 22 may 2009

Board of Directors

Edmund Cheng Wai Wing
Chairman

David Zalmon Baffsky

Khaw Kheng Joo

Rajiv Behari Lall

Mak Swee Wah

Ng Kee Choe

Ow Chin Hock*

Keith Tay Ah Kee

Yeo Chee Tong

Board Committees

Board Executive Committee
Edmund Cheng Wai Wing
Chairman

Mak Swee Wah
Member

Ng Kee Choe
Member

Audit and Risk Management Committee
Keith Tay Ah Kee
Chairman

David Zalmon Baffsky
Member

Khaw Kheng Joo
Member

Yeo Chee Tong
Member

Nominating Committee
Khaw Kheng Joo
Chairman

Rajiv Behari Lall
Member

Ow Chin Hock*
Member

Keith Tay Ah Kee
Member

Remuneration and Human Resource Committee
Edmund Cheng Wai Wing
Chairman

Mak Swee Wah
Member

Ng Kee Choe
Member

Yeo Chee Tong
Member

Company Secretary

Shireena Johan Woon

Share Registrar

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Auditors

Ernst & Young LLP
Public Accountants and
Certified Public Accountants
One Raffles Quay
North Tower #18-01
Singapore 048583

Audit Partner
Winston Ngan
(appointed since FY 2005-06)

Company Registration No.

197201770G

Registered Office

20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659

Executive Management

Clement Woon Hin Yong
President & Chief Executive Officer

Karmjit Singh
Chief Operating Officer
West Asia

Lim Chuang
Senior Vice President
(Finance)

Chang Seow Kuay
Senior Vice President
(Special Projects)

Tony Goh Aik Kwang
Senior Vice President
(Strategy & Marketing)

Leong Kok Hong
Senior Vice President
(North Asia)

Andrew Lim Cheng Yueh
Senior Vice President
(Apron & Passenger Services)

Yacoob Piperdi
Senior Vice President
(Cargo Services)

Tan Chuan Lye
Senior Vice President
(Catering)

Rebecca Tan-Loke Won Moi
Senior Vice President
(Human Resource)

Hee Siew Fong
Group Financial Controller

Shireena Johan Woon
Vice President
(Corporate Services)

Ronald Yeo Yoon Choo
Vice President
(South East Asia & Australasia)

operations review

airport services


SQ 862
HKG

operations review

airport services

SINGAPORE

In FY2008-09, SATS handled close to 88,200 flights, a 2.6% increase from the previous year. Passengers handled declined 2.3% to 30.9 million while cargo throughput fell 7.1% to 1.5 million tonnes.

New contracts and renewals

In Singapore, SATS serves close to 50 airlines and more than 80% of the scheduled flights out of Changi Airport. We secured new contracts from several customers such as Best Air, Cardig Air, Lion Mentari Airlines and TNT Airways, and renewed contracts with Air India, Cargolux Airlines, China Southern Airlines, EVA Airways, Jet Airways and Philippine Airlines. We also clinched a new lounge contract with Qatar Airways and renewed our security contract with Etihad Airways.


sats
A380



New offerings and facility upgrades

In line with our aspiration to be the ground handler of choice for low-cost carriers (LCCs) at Changi Airport, we set up a low-cost ground handling unit in March 2009 under our wholly-owned subsidiary, Asia-Pacific Star. This initiative aligns SATS' service proposition to the differentiated needs of the LCCs, offering an alternative platform with a lower cost structure. Providing point-to-point ground handling services including passenger, ramp and baggage handing, and aircraft interior cleaning with shorter turnaround time, Asia-Pacific Star leverages on a new workflow and staff assignment to achieve an optimal and efficient cost structure.

During the year in review, we launched the luxurious SATS Premier Club at Changi Airport Terminal 3 to cater to premium passengers. Occupying a spacious 508 square metres, the Club is equipped with shower facilities, massage chairs, private rest booths and advanced workstations. Passengers can indulge in a generous buffet spread while waiting to board their flights. At Changi Airport Terminal 1, our pay-per-use Rainforest Lounge underwent a makeover to provide a more modern and urban appeal. The new tropical setting and soothing sounds of the rainforest provide the perfect backdrop for passengers to relax and rejuvenate, particularly during stopovers.

Work improvement measures

In July 2008, we decided to shut down two of our older Airfreight Terminals to improve the utilisation of our assets and manpower resources. Although cargo throughput at that time was showing modest growth, we had more capacity than was required. Activities were then transferred to the


9V-
SL235



"We would like to commend the SATS Auxiliary Police Force for helping out during the civil unrest at the Bangkok airports in November 2008. They were engaged to facilitate passenger and baggage checks at the U-Tapao Airport. The officers were always there when we needed them and always had a solution for every challenge we faced. Their optimistic and caring attitude also brought immense relief and comfort to our anxious and tired passengers."

Mr Kevin Koh
Station Manager Bangkok
Singapore Airlines

newer Airfreight Terminals 5 and 6, providing greater efficiency and convenience to our customers, particularly for import operation as it is now concentrated within a single terminal.

As part of our continuous efforts to drive efficiency and lower our cost base, we implemented around 10 Lean Management projects which spanned across our operations in Apron, Baggage, Passenger Services, Cargo and Aircraft Interior Cleaning. Some of the major projects completed include:

- Improving operations at the interline baggage sorting area by providing accurate flight information which resulted in a reduction of mishandled baggage by 17%; and
- Reducing the waiting time by 50% for passengers with special needs through better deployment of manpower during peak periods and setting up special services counters at the airport terminals to provide assistance to the passengers.

We also continued to explore ways of improving operational efficiencies to enhance our service to airline customers. We upgraded the radio frequency infrastructure at our cargo terminals to further increase the speed of data transfer and allow the use of more applications through user-friendly handheld terminals.

operations review

airport services




EXIT

In March 2009, we relaunched our cargo management system, COSYS, which has been upgraded to include enhanced features such as web track functionality, event management facilities and detailed service level agreement tracking.

During the year in review, SATS was admitted as an Industry Associate Member of Cargo 2000, an initiative that aims to improve the process quality and control of the air cargo industry through a common quality platform and a common set of audit standards. We also became E-freight ready and have been working with airlines and freight forwarders on inbound and outbound E-freight processes to simplify cargo documentation processes. Facilitated by IATA, E-freight is an industry-wide initiative involving carriers, freight forwarders, ground handlers, shippers and customs authorities to take the paper out of air cargo.

OVERSEAS

North Asia

Beijing Aviation Ground Services Co Ltd (BGS)
Incorporated in 1994, BGS is a 60:40 ground handling joint venture between Capital Airports Holding Company and SATS. Located at Beijing Capital International Airport (BCIA), it provides a comprehensive suite of ground handling services including passenger, cargo, apron and technical ramp handling. Besides being a premier ground handler at BCIA, BGS has established a strong presence in eight other Chinese airports, through the formation of ground handling joint ventures with the respective airport companies in Tianjin, Nanchang, Wuhan, Chongqing, Guiyang, Changchun, Hohhot and Harbin.

At BCIA, BGS serves several major airlines such as Air France, China Southern Airlines, Federal Express, KLM Royal Dutch Airlines and


LR129
sats
FMC

Singapore Airlines. BGS has retained its market share in the past 12 months, citing over 50% of foreign carriers as well as local carriers as its customers. During the year in review, it secured several new clients including Aerosvit Airlines, Air Algérie and Air Berlin. Consequently, it now serves about 40 airlines at BCIA.

With the opening of Terminal 3 at BCIA on 26 March 2008, BGS helped its customers transit smoothly from the existing terminals to the new terminal. BGS provides comprehensive ground services at all three terminals at BCIA and also manages the premier lounge services in Terminal 2 and Terminal 3 for domestic and international airline clients, including dedicated lounge services for Cathay Pacific Airways and Dragonair at Terminal 3. A similar lounge project for Emirates is underway at Terminal 3.

Another key event during the year was the arrival of the first A380 in China. BGS handled the inaugural A380 flight by Singapore Airlines, which touched down at BCIA on 2 August 2008.

With an eye on the potential of inter-city trucking services, BGS entered into a joint venture with Sinotrans Air Transportation Development and Beijing Changya International Freight Forwarding Company to provide trucking services. Named Beijing Airport Trucking Services Co Ltd, the joint venture kicked off its operations in Tianjin and is set to expand its services to Beijing and the surrounding cities.

While it experienced an eventful year and had success retaining its market share, BGS suffered its first financial loss as a result of the global economic downturn as well as higher operating costs arising from the new Terminal 3 operations and Beijing Olympics. During the year, BGS served close to 3.8 million passengers, down 21.4% from last year. Flights handled increased 1.6% to over 74,000 while cargo throughput dipped 5.5% to 441,000 tonnes.

Awards and Accolades

- SATS was named the Best Air Cargo Terminal Operator in Asia in the 22nd Asian Freight & Supply Chain Awards for the 11th time.
- SATS won the Most Friendly Airport for Cargo 2006-07 Award presented by the Federation of Asia Pacific Aircargo Associations.
- SATS garnered 497 awards at the Excellent Service Awards 2008 organised by SPRING Singapore. Of these, 52 were Star awards (including 1 SuperStar award for the Airport sector), 161 were Gold awards and the remaining 284 were Silver awards.
- SATS' customer service officer, Garmit Kaur, emerged the winner in the Airport Services category of the sixth annual Asia Pacific Customer Relationship Excellence Awards held in Hong Kong.
- At the Civil Aviation Authority of Singapore's Annual Airport Reception, SATS clinched 1 Outstanding Team award, 1 Outstanding Service Provider Gold award, 3 Outstanding Service Provider Silver awards and 1 Outstanding Service Provider Bronze award.
- SATS won the top award for Airport Services (Individual) and merit awards for Service Process Redesign (Team) and Airport Services (Team and Individual) at the Singapore Airlines' Transforming Customer Service Awards.

operations review

airport services



SATS HK Limited

SATS announced the acquisition of a 100% equity stake in Menzies Aviation (Hong Kong) for approximately HK$18 million on 21 October 2008. The latter was renamed SATS HK following the completion of the acquisition.

One of the four ground handling agents at HKIA, SATS HK provides passenger and ramp handling services, including baggage handling, load control and flight operations. In November 2008, SATS HK underwent a rebranding and restructuring exercise to reflect its change in ownership, improve its organisation structure, enhance its work processes and renew its commitment to customer service.

While its market share currently stands at a modest 4%, SATS HK boasts some of the prominent names on its client list including Air Canada, Cebu Pacific, Federal Express and Northwest Airlines. For the year in review, it added new clients such as Cardig Air, K-Mile Air and Tiger Airways and renewed contracts with Continental Airlines, Transmile Air and Turkish Airlines.

As SATS HK continues to focus on enhancing its core products and services, it plans to progressively introduce value-added services catering to the specific needs of its airline customers. Together with Asia Airfreight Terminal, SATS HK will provide airline customers with a seamless, one-stop solution for all their ground handling needs.


sats




sats
DF540L

Asia Airfreight Terminal Co Ltd (AAT)

Based at Hong Kong International Airport (HKIA), AAT is an airfreight terminal operator owned by an international consortium comprising five shareholders, with SATS being the largest shareholder holding an equity stake of 49%. AAT operates two air cargo terminals which have a combined annual handling capacity of 1.5 million tonnes.

Today, AAT serves close to 40 airline customers and holds a market share of nearly 30% by the number of airlines operating at HKIA. Amongst its customers are All Nippon Airways, Asiana Airlines, Federal Express, Lufthansa Cargo, Singapore Airlines and Thai Cargo.

For the year in review, AAT reported a cargo throughput of close to 567,000 tonnes, down 15.7% from last year. It secured a series of new contracts with AirAsia, Jade Cargo, K-Mile Air, Kingfisher Airlines, Swiss WorldCargo and Thai AirAsia, while renewing existing agreements with Air India and Lufthansa Cargo.

In July 2008, AAT celebrated its 10th anniversary, marking a decade of strong partnerships with airline customers, airport authorities and freight forwarders. In its drive for continuous improvements, AAT migrated its system-based applications for client access database to web-based to provide customers with greater convenience and smoother access. In October 2008, AAT launched a real-time truck monitoring service which allows customers to access information on truck and traffic status from its newly revamped website. It also invested in an additional enclosed truck dock for processing valuable cargo.

Evergreen Air Cargo Services Corporation (EGAC)

SATS has a 25% equity stake in EGAC which provides a comprehensive range of cargo handling services at Taiwan Taoyuan International Airport. EGAC runs a fully-automated Airfreight Terminal - one of the only two on-airport cargo facilities in Taiwan - with an annual cargo handling capacity of 700,000 tonnes.

With close to 30% market share at the Taoyuan Airport based on cargo throughput, EGAC has more than 20 airlines on its client roster including All Nippon Airways, EVA Airways, Federal Express, Singapore Airlines Cargo and

"Our charter flight operations for Singapore's first Formula One night race went off very smoothly, largely due to the excellent planning and coordination by SATS Cargo. We wish to thank them for a job well done and we are looking forward to another successful collaboration this year."

Mr Jeffrey Leow
Cargo Traffic Manager (Freight & Mail)
Japan Airlines Cargo Singapore

operations review

airport services


B1 - B10
A1 - A21
sats

Thai Airways. For the year in review, it handled a total of 360,000 tonnes of cargo, down 12% from the previous year. EGAC scored a coup during the year when it was appointed by Singapore Airlines as the first-priority handling warehouse for all general import cargo. It now handles over 90% of Singapore Airlines' import cargo, up from 82% in the previous year.

In its drive to improve operational efficiency, EGAC adopted the 6S* system in March 2009. This Lean Management initiative helps to streamline its work processes, enable better utilisation of resources and improve productivity in various departments.

* 6S is an adaptation of the Toyota 5S approach, which is similar to the Just-In-Time manufacturing method.

Evergreen Airline Services Corporation (EGAS)

Established in October 1990, EGAS is a ground handler based in Taiwan Taoyuan International Airport. Its services include loading and unloading, handling and warehousing of luggage, cargo and mail, as well as aircraft interior cleaning, exterior cleaning and maintenance services for various types of airport equipment and vehicles. SATS holds a 20% equity stake in EGAS, with the Evergreen Group holding the remaining 80%.

During the year in review, EGAS handled close to 21,000 flights, down 27.1% from last year. Although airlines have reduced flights to Taiwan and Asia owing to a lack of demand for air travel, EGAS' market share remains at 32% of all flights at Taoyuan Airport. Amongst its key customers are Dragonair, EVA Airways, All Nippon Airways and Singapore Airlines. It also successfully signed up Air China Cargo as a new client, bringing the total number of airlines that it serves to 10.


SATS





West Asia

NACIL-SATS

SATS' collaboration with NACIL (National Aviation Company India Limited - the merged entity of Air India and Indian Airlines) at the greenfield airports in Bangalore and Hyderabad has taken off well. Operations have stabilised and are running smoothly at the Bengaluru International Airport in Bangalore and the Rajiv Gandhi International Airport in Hyderabad, following their inception in March and May 2008 respectively. The NACIL-SATS consortium attracted a good mix of international carriers including Emirates, KLM Royal Dutch Airlines, Kuwait Airways, Singapore Airlines, SriLankan Airlines and Thai Airways as its customers at both metro airports.

In February 2009, SATS' 50:50 joint venture (JV) with NACIL in ground handling received the approval from the Indian government. Following that, both partners are now in discussion on the JV terms and intend to focus on the remaining four metro airports in Mumbai and Delhi, followed by Chennai and Kolkata as the next stations to be started under this JV umbrella.

Southeast Asia and Australasia

PT Jasa Angkasa Semesta Tbk (PT JAS)

Established in 1986, PT JAS is a ground and cargo handling company based in Indonesia. SATS acquired a 49.8% equity stake in PT JAS in June 2004 to tap on the growth potential of the Indonesian ground and cargo handling market. Since then, PT JAS has extended its network and currently operates in 11 key stations across the archipelago and is steadily gaining market share.

Currently, PT JAS handles about 70% of the low-cost carriers and 54% of the full-service airlines in the airports where it operates. It counts 35 airlines including Cathay Pacific Airways,

Awards and Accolades

- AAT won the Best Electronic Product Code/Radio Frequency Identification (EPC/RFID) Implementation Gold Award and the Most Innovative Use of EPC/RFID Bronze Award for its Truck Control System.
- AAT was awarded the Lufthansa Cargo Quality Award for 2004-2008 for its support and commitment in maintaining high quality standards.
- AAT garnered the Best Station Performance Award conferred by Singapore Airlines Cargo.
- BGS was conferred the Beijing Olympics and Paralympics Excellence Award by the Chinese government.
- BGS received the Beijing Olympics and Paralympics Outstanding Services Award from the Olympics Organising Committee.
- EGAC was named first runner-up at the 2009 International Forklift and Pallet Building Competition organised by the Hong Kong Air Cargo Terminals.
- EGAS won the 2008 Excellent Performance Award at the annual Airline Cargo Container Security Examination.
- Korean Air accorded EGAS the Airport Performance Award in recognition of its excellent customer service.
- PT JAS received the Platinum Award from Qatar Airways in recognition of its Jakarta station's excellent on-time performance.
- PT JAS Surabaya station was conferred the Most Improved Station Award by Cathay Pacific Airways.

operations review

airport services


1st A380 sats
1st A380 sats
AIRLINES

"The SATS Passenger Services and Ground Handling teams showed great dedication and professionalism in handling Lufthansa's inaugural flight from Singapore to Munich on 9 June 2008. Working together as a cohesive team, they provided impeccable service and ensured that everything went on without a hitch."

Ms Martina Keck
Singapore Station Manager
Lufthansa Airlines

Emirates, Jetstar Australia, Mandala Airlines, Qatar Airways and Singapore Airlines as its customers.

During the year in review, PT JAS served close to 13.9 million passengers, up 60.8% from the previous year. Flights handled rose 51.6% to about 47,000 while cargo handled increased 22.5% to about 235,000 tonnes. Much of these gains were attributed to the increased flight frequency, the increased number of destinations served by its airline customers, and the entry of new airlines onto the market. It renewed as well as secured new contracts with airlines such as AirAsia, Cathay Pacific Airways, Etihad Airways, Saudi Arabian Airlines, SilkAir, and Singapore Airlines.

As part of its ongoing work improvement efforts, PT JAS invested in new ground support equipment to achieve greater efficiency and lower maintenance costs. In addition, investments were made in staff training, with over 30,000 training hours devoted to the line training unit to further improve skill competencies.

PT JAS also expanded and refurbished its Premier Lounge at Jakarta, and opened a second wing for its Premier Lounge in Denpasar in December 2008 to cater to the rising passenger traffic to Bali.

Tan Son Nhat Cargo Services Ltd (TCS)

TCS is the sole cargo handler at Tan Son Nhat International Airport, Vietnam's largest airport in Ho Chi Minh City. It is a joint venture between Vietnam Airlines, Southern Airport Services Company and SATS, which holds a 30% equity stake. Since it commenced operations in 1997, TCS has been actively working to establish Tan Son Nhat International Airport as Vietnam's international air cargo hub with its innovative cargo handling systems and modern facilities.

Today, TCS' portfolio of clients numbers more than 35 airlines including Asiana Airlines, Cathay Pacific Airways, China Airlines, EVA Airways, Korean Air and Vietnam Airlines. For the year in review, TCS reported a 4% increase in cargo throughput to 184,100 tonnes and added AirAsia, Cebu Pacific and Thai AirAsia to its client base when they commenced weekly flights at the airport in April 2008.

operations review

food solutions



operations review

food solutions

"SATS Catering team has always lived up to its service promise of being 'one with you'. With their support, we know we can always rely on them to deliver quality inflight meals and to come up with creative solutions for any challenges that we might meet."

Mr Rolando Delfin
Singapore Station Manager
Cathay Pacific Airways





SINGAPORE

Aviation Food
SATS produced a total of 25.2 million meals in FY2008-09. Higher meal volumes were recorded in the first half of the year in review but the slowdown in passenger traffic in the second half saw overall meal volumes dip slightly by 2.1%.

New contracts and renewals
During the year, we secured new customers and renewed contracts with existing airline customers such as Asiana Airlines, Jet Airways, Northwest Airlines and Philippine Airlines. We now serve more than 40 airlines and handle 80% of the scheduled flights out of Changi Airport.

Driving innovation
In our bid to provide differentiated product and service offerings between low-cost carriers (LCCs) and full-service carriers, we have, through our subsidiary, Country Foods, set up a low-cost catering facility at SATS Inflight Catering Centre 2 (SICC 2) in February 2009. Leveraging on Country Food's industrial cost structure and technology in chilled and frozen meal production, we now have a sustainable catering model that positions SATS to serve the LCC segment more effectively. With this segment set to grow further from increased passenger travel, we are ready to tap the growth in Singapore and the region.

Process improvements and facility upgrades
To drive continuous work improvements, we proactively examine ways to increase productivity and streamline processes. During the year in review, we successfully completed 12 Lean Management projects that resulted in reductions in food wastage, better utilisation of resources and improved efficiency. The total cost savings arising from the implementation of these projects amounted to $2 million per annum.

One of the key projects was to enhance cost efficiency by producing the right quantity of meals to meet our airline customers' objectives of minimising over- or under-catering as well as ensuring that all passengers get the right meals. Three Lean project teams were appointed to address this challenge. As the practice had been to prepare food based on historical passenger load numbers, one of the project teams was tasked to improve





the information flow and accuracy of the daily production requirements. The second team, working closely with the first, looked at how processes could be re-organised and streamlined at the casserole assembly area to reduce food wastage arising from excess buffer meals. The third team focused on improving food yield from the butchery section to minimise raw material wastages. The implementation of this project resulted in improved efficiency in the production area and an annual cost savings of over $800,000.

Another Lean project which focused on optimising the utilisation of machines at our kitchen warewash area saw a significant annual reduction in utilities to the tune of 56,000 litres of cleaning chemicals, 15,000 litres of water and 130,000 kWh of electricity.

During the year, we made these upgrades to our facilities:

- A brand new dim sum kitchen at SICC 1 swung into operations in November 2008. This self-contained facility is equipped with an advanced exhaust duct system that comes with fire suppression functionality and UV light for effective oil and grease entrapment.
- Two new outbound docks, one new holding chiller and a new meat thawing room were also added at SICC 1.
- A Cart Transport Management System was introduced in January 2009 to manage the hanger routing of airline carts at SICC 2. It results in easier monitoring of in- and out-bound meal cart movements.
- An eco-washer, employing ultrasonic technology, was commissioned at SICC 1 warewash area in November 2008. First of its kind in an inflight kitchen, the washing machine yields quicker and more effective cleansing compared to the traditional conveyor system and is also more environmentally friendly as it uses less washing detergent, water and electricity.

Non-Aviation Food

To support our growth in the non-aviation food business, we bought out the minority shareholders in Country Foods, which was then a 66.7%-owned subsidiary of SATS. The acquisition was completed in late July 2008. Country Foods, a leading manufacturer of chilled and frozen food in Singapore, boasts a clientele of international fast-food restaurants and café chains, convenience stores

operations review

food solutions



and major healthcare institutions such as Pizza Hut, Kentucky Fried Chicken, Starbucks, 7-Eleven and National University Hospital.

In September 2008, we announced the signing of a Memorandum of Understanding with Shatec Institutes to explore a joint venture collaboration in providing premier events catering services. This collaboration will tap on the complementary strengths of SATS and Shatec Institutes and positions us well to seize opportunities in Singapore's fast growing hospitality and tourism lifestyle industry, which is generating much buzz with the integrated resorts, mega sporting events and the major MICE players coming to Singapore.

On 2 December 2008, we embarked on our largest and most important growth initiative to-date with the proposed acquisition of publicly-listed Singapore Food Industries (SFI), one of Singapore's largest integrated food service companies. We entered into a conditional Sale and Purchase Agreement with Ambrosia Investment, a subsidiary of Temasek Holdings, to acquire its 69.6% equity stake in SFI for $334.5 million. We received significant majority support from our independent minority shareholders at the Extraordinary General Meeting held on 20 January 2009. Subsequently, we launched a mandatory general offer for the remaining shares of SFI, achieving 97.2% acceptances of our offer in February 2009, and completing the acquisition on 17 April 2009.

SFI, now a wholly-owned subsidiary of SATS, has a wide spectrum of label food businesses, including food material supplies and distribution


sats





as well as food manufacturing, processing and catering in both Singapore and the UK, which are highly complementary to SATS. The combined annual turnover of SATS' Food Solutions business, encompassing aviation food, SFI and Country Foods, will exceed $1 billion, giving us a major platform to drive growth in the food segment and reduce our dependency on the aviation sector.

For the year in review, SATS consolidated two months' of SFI results, starting from February 2009.

OVERSEAS

North Asia

Beijing Airport Flight Kitchen Ltd (BAIK)
Founded in 1993, BAIK is a 60:40 joint venture between Capital Airport Holdings Company (CAH) and SATS.

BAIK provides 50 domestic and international airlines with inflight meals and has the capacity to produce 18,000 meals per day. In terms of market share, it serves 40% of the international carriers including British Airways, Singapore Airlines and Turkish Airlines, and half of the domestic carriers operating out of Beijing Capital International Airport.

For the year in review, it clinched new contracts with international carriers such as Air Algérie, Air New Zealand, Etihad Airways and EVA Airways, and produced close to 4.4 million meals, down 11.3% compared to a year ago. On 26 December 2008, BAIK completed the construction of its new kitchen which covers 40,000 square metres. The purpose-built kitchen has a production capacity of 30,000 meals a day and produces a variety of meals including special and Halal meals. BAIK is the first and only inflight kitchen in China to be awarded the Halal certificate from the Chinese Minorities and Religious Office.

Country Foods Macau Ltd (CF Macau)
CF Macau was incorporated in December 2007 as an expansion of our footprint in Macau, with the aim of strengthening our food business there. Our wholly-owned subsidiary, Country Foods has a 51% equity interest in CF Macau.

CF Macau manufactures and supplies processed food materials such as fruits and vegetables, ready-to-eat meals

Awards and Accolades

- At the 16th Food and Hotel Asia, SATS won the Best Culinary Establishment Award, a Silver medal for the Gourmet Team Challenge and two Golds, three Silvers and a Bronze in the individual categories.
- At the Hot Chef Team Challenge 2008, SATS walked away with the prestigious Overall Award and the Singapore-based Team Award.
- SATS was named first runner-up in the 2008 Mabuhay Best Caterer Award by Philippine Airlines in October 2008.

operations review

food solutions







and snacks to the Macau market. During the year in review, it secured several major entertainment and gaming resort operators as well as Sands' CotaiJet Ferry Services as its customers.

Macau, one of the world's most vibrant entertainment destinations, is a promising industrial catering market. It is poised to grow stronger with the upcoming stream of entertainment developments that will see more visitor arrivals over the next few years.

Macau Catering Services Co Ltd (MCS)

MCS was incorporated in Macau in 1995 as a joint venture between Servair-SATS Holding and local Macau companies Sociedade de Turismo e Diversoes de Macau, Wu's Group and H. Nolasco & Cia Lda. Servair-SATS holds a 34% stake in MCS, and it, in turn, is a 49:51 joint venture between SATS and Servair Group, a catering subsidiary of Air France.

MCS has a production facility located at the west end of the passenger terminal of Macau International Airport. It produces an average of 4,100 meals per day and serves 15 airline customers including Air Macau, EVA Airways, Shanghai Airlines, TransAsia Airways and Viva Macau. For the year in review, MCS produced close to 1.5 million meals, down 18.2% from a year ago.

Evergreen Sky Catering Corporation (EGSC)

SATS acquired a 15% equity stake in EGSC in October 1995, its first major investment in Taiwan. EGSC commands a market share of around 40% at Taiwan Taoyuan International Airport, serving a total of 13 clients. Prominent names in EGSC's roster include All Nippon Airways, Asiana Airlines, EVA Airways, Singapore Airlines, Thai Airways and China Eastern Airlines, which signed up as a new customer during the year in review.



EGSC produced about 5.8 million meals, up 7% from a year ago and obtained the certificate of Halal compliance from Malaysia Airlines in October 2008. Lean Management continued to be a focus for EGSC during the year. It conducted a review of its Lean Management initiatives in early 2008 together with SATS. With the input from SATS, EGSC sharpened its understanding of Lean Management concepts and learnt how process improvements and wastage reductions could be achieved to lower operating costs.

West Asia

Taj SATS Air Catering Limited (TSAC)

TSAC is a 49:51 joint venture between SATS and Indian Hotels, which operates the Taj Group of hotels in India. With a growing presence in major cities of Mumbai, Delhi, Kolkata and Amritsar, TSAC is the leading inflight caterer serving domestic and international airlines.

TSAC serves a total of 45 airline customers, including Air India/Indian Airlines, Cathay Pacific Airways, Emirates, Jet Airways and Singapore Airlines, and boasts a 40% market share by meal volumes. In FY2008-09, TSAC produced about 16.4 million meals, down 9.6% from the previous year, and secured new contracts with airlines such as British Airways, Dragonair, MDLR Airlines, Pamir Airways, Paramount Airways and Singapore Airlines.

This year saw the launch of the new Lufthansa Star Alliance Lounge at Mumbai International Airport in February 2009. TSAC now manages the 150-seater lounge which caters to first and business class passengers. The menu for the lounge was specially designed by its in-house chefs to cater to the palates of premium passengers.

operations review

food solutions







Taj Madras Flight Kitchen Pvt Limited (TMFK)

TMFK is 30% owned by SATS and 70% owned by Indian Hotels and Malaysia Airlines. The leading inflight caterer in Chennai, India, it currently serves more than 10 airlines.

During the year in review, TMFK produced close to 3.6 million meals, down 10.8% from a year ago. Its portfolio of airline clients include prominent names such as Emirates, Indian Airlines, Jet Airways and Malaysia Airlines, which renewed its contract with TMFK in October 2008.

With its attention to strict food hygiene, TMFK successfully renewed its Halal certification in April 2008. This certification was awarded after stringent audits on key aspects of meal preparation, handling, storage, transportation, cleaning and disinfection.

Maldives Inflight Catering Pte Ltd (MIC)

Located at the Malé International Airport (MIA), MIC is an inflight caterer owned by Maldives Airports Company Limited and SATS which holds a 35% equity stake in the joint venture. MIC has a daily production capacity of 4,000 meals and currently has more than 30% market share by the number of airlines that it serves at MIA. Amongst its customers are Air Berlin, Condor Airlines, Monarch Airlines, Qatar Airways, Singapore Airlines and Transaero.

For the year in review, MIC produced about 500,000 meals, up 8.8% from the previous year. It signed on TUIfly Nordic as a new client and renewed its catering contract with Aeroflot.

MIC-owned Hulhule Island Hotel (HIH) had a good start for the year following its expansion and rebranding exercise, clinching several crew accommodation contracts from airlines including Condor Airlines, Eurofly, Qatar Airways, Thomson Airways, Transaero and XL Airways.

To take advantage of the different spending patterns of various guests, HIH implemented a flexible pricing policy for food and beverage, including a "value-for-money" Thai and Italian menu options for airline crews which form a major part of its clientele.



Southeast Asia and Australasia

MacroAsia Catering Services Inc (MACS)

MACS is an 80:20 joint venture formed by MacroAsia Corporation and SATS. Established in 1996, MACS is the first fully functional inflight catering facility located within the premises of Ninoy Aquino International Airport (NAIA) in Manila, Philippines. MACS also holds the distinction of being the only ISO 9001-2000 certified, HALAL-compliant and HACCP-certified caterer in Manila.

Serving more than half of the foreign airlines flying into Manila, MACS captures 59% of the market by meal volumes. It counts many international carriers such as Emirates, Japan Airlines, Korean Air, Northwest Airlines, Qantas Airways and Singapore Airlines amongst its customers.

For the year in review, MACS produced close to 2.5 million meals, a decline of 5.2% over the previous year. It welcomed Dragonair as its new customer which commenced its Manila and Hong Kong service in December 2008.

Awards and Accolades

- BAIK received the prominent Contribution Award for Olympic Food Safety for the Beijing Olympics and Paralympics by the Olympics Organising Committee.
- BAIK was conferred the Excellent Beijing Olympics and Paralympics Aviation Transportation Group Award by the Civil Aviation Administration of China.
- BAIK received the Advanced Olympics Supporting Group of 2008 Award for the Beijing Olympics and Beijing Paralympics from the Beijing Airports Holding Company.
- MACS received the Excellent Supplier Award from Qantas Airways.
- Korean Air ranked MACS first amongst 14 other catering stations in the region, as well as second amongst 51 overseas catering stations.
- MACS received the Best Caterer - Gold Award and the Most Improved Caterer Award by Cathay Pacific Airways.
- TMFK won the Gold and Bronze medals for Individual Artistic Display at the Indian Federation Culinary Association Awards.
- TSAC was named the Preferred National Inflight Caterer Award by MDLR Airlines.
- TSAC received the Service Excellence Award during the British Airways Award for Excellence 2007-08.
- TSAC won the Preferred Catering Supplier Award and Spirit of Service and Safety Recognition Award by Qantas Airways.
- HIH won the Best Culinary Establishment Award along with 19 awards in various categories at the 2008 Hotel Asia Culinary Challenge Competition.
- HIH emerged the winner of the Luxury Airport Hotel category at the World Luxury Hotel Awards 2008 held in Cape Town in October 2008.

corporate social responsibility



At SATS, we understand that our actions in our daily operations have an impact on the environment. With diminishing natural resources, the urgency to conserve and protect our environment grows. So too do our efforts to make a positive difference. From saving energy to planting trees, throughout the SATS family, we make it a point to "think green" in the things that we do. We are proud to list some of the initiatives that we have put in place during the year.

Saving energy

- **Improving processes.** SATS Apron & Passenger Services embarked on a zonal deployment of the Joint Container Pallet Loaders (JCPL). This has resulted in reduced travelling, with less fuel usage as well as wear and tear on equipment parts. An average of 20,000 litres of diesel is saved every month, translating to about $120,000 in fuel savings per annum.

- **Cutting excess usage, using more efficient lamps.** SATS Cargo consolidated its coldroom operations to reduce electricity consumption. It also replaced the sodium highbay lightings with metal halide lamps at all Airfreight Terminals, which reduces energy consumption but has the effect of a more well-lit warehouse. These two initiatives resulted in total savings of $120,000 per year.

- **Using nano reflectors.** A nano reflector reflects more light than a conventional metal reflector, leading to more efficient use of energy. Both SATS Catering and Maldives Inflight Catering have installed nano reflectors at their kitchen facilities resulting in total annual savings of close to $90,000.

- **Using "smart" technology.** A Smart Air Controller system was installed to the air compressor system at SATS Catering to match demand and supply of air pressure more accurately. The resulting reduction in electricity usage has reaped an estimated savings of $30,000 per year.

- **Switching to energy saving bulbs.** Compared to conventional light bulbs, the switch to energy saving bulbs in all its rooms has achieved approximately $25,000 in yearly savings for the Hulhule Island Hotel, Maldives.

- **Upgrading existing systems.** When SATS Cargo upgraded its coldroom refrigeration system at Airfreight Terminal 5, it not only increased operational efficiency but also reduced energy consumption by 10% and achieved $20,000 in savings per year.

Recycling

- **Recycling plastic.** Plastic sheets have been recycled within SATS Apron & Passenger Services, resulting in savings of $400,000 per annum.

- **Switching to bins.** At Country Foods, the switch to bins which lasts longer than carton boxes for temporary storage resulted in savings of $89,000 yearly.

- **Switching to something NeW.** NeWater instead of fresh water was used in the cooling towers of both the air-conditioning and refrigeration systems at SATS Inflight Catering Centre 2. The lack of minerals and impurities in NeWater meant that no additional chemical treatment to the water was required, translating to a savings of about $40,000 per year.

- **Finding new uses for old trailers.** Scrapped container trailers were re-conditioned and given a new lease of life as transporting containers holding aircraft spares. SATS Apron & Passenger Services recouped $12,000 from the sale of 20 such units.

- **Sorting the trash.** Both Country Foods and Evergreen Sky Catering Corporation have implemented company-wide directives to encourage the separation of trash into food waste and non-food waste and into recyclables and non-recyclables respectively.

Greening the environment

- **Growing our own fruit and vegetables.** A new herb garden has not only enabled MacroAsia Catering to complement its source of fruits and vegetables, it has also achieved savings of $3,500 per year.

- **Tree-planting.** In November 2008, Taj Sats Air Catering and Taj Madras Flight Kitchen planted trees at their facilities to commemorate World Environment Day.

financial review FY2008-09

Earnings

SATS Group's total revenue increased by $104.1 million (+10.9%) to $1.06 billion with the consolidation of results from its three new subsidiaries - Singapore Food Industries ("SFI"), Country Foods Macau and SATS Hong Kong. Similarly, operating expenditure increased $107.5 million (+13.7%). As a result, operating profit decreased marginally by $3.5 million (-2%) to $170.9 million.

Profit contribution from associated companies decreased $22.5 million (-50.3%) to $22.2 million. Associated companies contributed 12.1% of the Group's profit before exceptional item, a reduction of 7.2 percentage point over the preceding financial year.

Other non-operating income contracted due to a one-off loss on disposal of short-term non-equity investments of $10.8 million and lower interest income, which fell 56.3% to $6.9 million. FY2007-08 results were impacted by a $17.3 million one-off exceptional gain on the sale of SATS Express Courier Centre 2.

Consequently, profit before tax for the Group declined 26.2% to $183.5 million while net profit attributable to equity holders was 24.7% lower at $146.8 million.

Group revenue and expenditure


($m)
1,200
1,000
800
600
400
200
0
FY04-05
FY05-06
FY06-07
FY07-08
FY08-09
Revenue
Expenditure

Group operating profit, profit before tax and profit attributable to equity holders of the Company


($m)
300
250
200
150
100
FY04-05
FY05-06
FY06-07
FY07-08
FY08-09
Profit before tax
Operating profit
Profit attributable to equity holders of the Company

financial review FY2008-09

Earnings (continued)

Basic earnings per share decreased 4.6 cents (-25.3%) to 13.6 cents.

Profitability ratios of the Group are as follows:

	2008-09	2007-08	Change
	%	%	% points
Return on turnover	14.0	20.4	-6.4
Return on average equity holders' funds	10.5	14.4	-3.9
Return on total assets	7.6	10.7	-3.1

Group profitability ratios



(%)
(cents)
25
20
15
10
5
FY04-05
FY05-06
FY06-07
FY07-08
FY08-09
Net profit margin (%)
Earnings per share (cents)
Return on average equity holders' funds (%)
Return on total assets (%)

Revenue

Revenue for FY2008-09 was $1.06 billion, $104.1 million (+10.9%) higher than the preceding financial year mainly due to a two-month revenue contribution from SFI, which became a subsidiary on 20 January 2009. SATS Group also started consolidating results of Country Foods Macau and SATS Hong Kong as they became subsidiaries in the third quarter of FY2008-09.

The segmental revenue and its composition are summarised below:

	2008-09		2007-08		
	$ million	%	$ million	%	% change
Airport Services	**508.2**	**47.9**	481.9	50.3	+5.5
Food Solutions	**541.0**	**50.9**	461.4	48.2	+17.3
Corporate	**12.9**	**1.2**	14.7	1.5	-12.2
Total	**1,062.1**	**100.0**	**958.0**	**100.0**	**+10.9**

The segmental revenue excludes the intra-group revenue.

Revenue (continued)

Group revenue composition


47.9%
50.9%
1.2%
2008-09
50.3%
48.2%
1.5%
2007-08
Airport Services
Food Solutions
Corporate

Airport Services segment provides mainly airport terminal services, such as airfreight and ground handling services, aviation security and aircraft interior cleaning services to the Group's airline customers. Ground handling includes apron, passenger and baggage handling services. Airfreight and ground handling services formed the majority of this segment's revenue at 90%, similar to prior year's trend. Despite decreases in airfreight throughput and passengers served, revenue saw an increase due to the transfer of aircraft interior cleaning services from Food Solutions segment to Airport Services segment from July 2008 and the contribution from SATS Hong Kong. Increase in aviation security revenue was due to new clients and more cargo screening services.

Food Solutions segment provides mainly inflight catering, food processing and distribution services as well as airline laundry services. 93.4% of the Food Solutions revenue in FY2007-08 was derived from inflight catering. With Country Foods Macau and SFI, the proportion between inflight catering and non-aviation food services was 72.3% and 27.7% in FY2008-09 as compared to 93.4% and 6.6% in FY2007-08 respectively.

Corporate segment provides rental of premises and the decrease in revenue was mainly due to lower rental income from the closure of two Airfreight Terminals.

Expenditure

Operating expenditure increased 107.5 million (+13.7%) primarily due to the consolidation of SFI, Country Foods Macau and SATS Hong Kong. FY2008-09 also saw the full-year impact of additional costs from the dual terminal operations with Terminal 3 opening at Changi Airport. The annual cost increase was $20 million compared to $5 million in FY2007-08. T3 operations started in 4Q FY2007-08.

The group introduced many cost management and reduction schemes in response to the weakening operating environment. They helped limit the decline in operating profit to 2%. The jobs credit scheme benefit of $12.3 million, a part of the one-off resilience package from the Singapore Government, has also helped to mitigate the impact of declining aviation revenue in Singapore during the financial year.

financial review FY2008-09

Expenditure (continued)

Group expenditure composition

	2008-09		2007-08		
	$ million	%	$ million	%	% change
Staff costs	**442.7**	**49.7**	426.7	54.4	+3.7
Cost of raw materials	**155.4**	**17.4**	86.4	11.0	+79.9
Licensing fees	**59.9**	**6.7**	61.9	7.9	-3.2
Depreciation and amortisation charges	**64.6**	**7.2**	59.2	7.6	+9.1
Company accommodation and utilities	**77.1**	**8.7**	69.7	8.9	+10.6
Other costs	**91.5**	**10.3**	79.8	10.2	+14.7
Total	**891.2**	**100.0**	**783.7**	**100.0**	**+13.7**


10.3%
8.7%
49.7%
7.2%
6.7%
17.4%
2008-09


10.2%
8.9%
54.4%
7.6%
7.9%
11.0%
2007-08

- Staff costs
- Cost of raw materials
- Licensing fees
- Depreciation and amortisation charges
- Company accommodation and utilities
- Others costs

Profit contribution from associated companies

Profit contribution from associated companies decreased 50.3% to $22.2 million due to the weaker aviation industry. In addition, some joint ventures such as Beijing Aviation Ground Services and Taj SATS Air Catering are exposed to higher structural costs from their capacity expansion.

Associated companies contributed 12.1% of our Group's profit before exceptional item, a reduction of 7.2 percentage point over the preceding financial year.

Taxation

The Group's taxation for FY2008-09 was $35.0 million, 34.6% lower than prior year as a result of lower profit and a one percentage point cut in Singapore corporate tax to 17% from Year of Assessment 2010 onwards. In addition with the write-back of overprovision for prior years, the effective tax rate has been reduced from 21.5% in FY2007-08 to 19.1% in FY2008-09.

Dividends

The Company paid an interim dividend of 4 cents per share (one-tier tax-exempt), amounting to $43.2 million on 28 November 2008. The directors proposed that a final dividend of 6 cents per share (one-tier tax-exempt), amounting $64.8 million, be paid.

The total dividend of $108.0 million, payable out of profits for financial year 2008-09, represents a dividend payout of 73.5%, compared to 77.5% payout ratio for FY2007-08.

Financial position

At 31 March 2009, the equity attributable to equity holders of the Group was $1,398.1 million, an increase of $14.2 million (+1%) compared to $1,383.9 million at 31 March 2008. The return on equity for the Group was 10.5% for FY2008-09, 3.9 percentage point lower than the preceding financial year.

The Group's total assets were $2,050.4 million at 31 March 2009, which is $200.9 million (+10.9%) higher than that as at 31 March 2008.

The net asset value per share remained unchanged at $1.29 compared to one year ago.

Net liquid assets of the Group decreased $680.6 million to $64.0 million. The debt equity ratio for the Group at 31 March 2009 increased slightly from 0.15 to 0.18 due to inclusion of the loans recorded in SFI books.

Equity holders' funds, total assets and net asset value per share


($m)
(cents)
2,500
2,000
1,500
1,000
500
0
150
120
90
60
30
0
FY04-05
FY05-06
FY06-07
FY07-08
FY08-09
Equity holders' funds ($ million)
Total assets ($ million)
Net assets value per share (cents)

Net liquid assets


($m)
800
600
400
200
0
FY04-05
FY05-06
FY06-07
FY07-08
FY08-09

financial review FY2008-09

Capital expenditure and cash flow

The Group's capital expenditure and internally generated cash flow were $32.7 million and $262.2 million respectively for the current financial year, an increase of $12.1 million and $4.0 million from the preceding financial year. The self-financing ratio of cash flow to capital expenditure declined from 12.5:1 to 8.0:1 this year.

The Group's cash and cash equivalents was $275.7 million as at 31 March 2009, a decrease of $424.6 million compared to a year ago.

Capital expenditure and internally generated cash flow



($m)
Ratio
300
250
200
150
100
50
0
24
20
16
12
8
4
0
FY04-05
FY05-06
FY06-07
FY07-08
FY08-09
Capital expenditure ($ million)
Internally generated cashflow ($ million)
Self-financing ratio

Value added

The value added of the Group was $639.3 million, a reduction of $43.2 million over the preceding financial year. $384.5 million (60.1%) went to salaries and other staff costs while shareholders received $151.1 million (23.6%) in dividends. Interest on borrowings and corporate taxes accounted for $6.7 million (1.0%) and $35.0 million (5.5%) respectively. $60.3 million (9.4%) was retained for future capital requirement, and $1.7 million was attributable to minority interests.

Value added (continued)

Statement of value added and its distribution

	2008-09 $ million	2007-08 $ million	2006-07 $ million	2005-06 $ million	2004-05 $ million
Total Revenue	**1,062.1**	958.0	945.7	932.0	975.7
Less: Purchases of goods & services	**441.7**	355.7	343.3	335.5	330.9
	620.4	602.3	602.4	596.5	644.8
Add/(less):					
Interest income	**6.9**	15.7	18.2	9.3	3.3
Share of results of associated companies	**22.2**	44.7	52.1	57.3	50.5
Amortisation of deferred income	**(0.5)**	1.4	1.4	1.4	1.4
Amortisation of goodwill	**-**	-	-	-	(0.1)
Income from long-term investments	**(9.7)**	1.1	1.0	0.6	0.6
Exceptional items	**-**	17.3	-	-	(28.8)
Total value added available for distribution	**639.3**	**682.5**	**675.1**	**665.1**	**671.7**
Applied as follows:					
To employee					
- Salaries and other staff costs	**384.5**	368.4	383.4	347.5	387.3
To government					
- Corporate taxes	**35.0**	53.5	40.8	56.9	49.2
To supplier of capital					
- Dividend	**151.1**	140.0	83.9	83.1	367.2
- Minority interests	**1.7**	0.3	0.8	0.6	0.3
- Interest on borrowings	**6.7**	6.2	6.2	6.3	3.9
Retained for future capital requirements					
- Depreciation and amortisation	**64.6**	59.2	65.7	65.3	63.2
- Retained earnings	**(4.3)**	54.9	94.3	105.4	(199.4)
Total value added	**639.3**	**682.5**	**675.1**	**665.1**	**671.7**
Value added per $ revenue	**0.60**	0.71	0.71	0.71	0.69
Value added per $ employment costs	**1.66**	1.85	1.76	1.91	1.73
Value added per $ investment in fixed assets	**0.47**	0.53	0.52	0.52	0.53

Staff strength and productivity

The Group's average staff strength for the current financial year was 11,487. This was 44.7% higher than the preceding financial year, primarily due to the inclusion of employees from SFI, SATS Hong Kong and Country Foods Macau. The breakdown of the average staff strength is as follows:

	2008-09	2007-08	% change
Airport Services	**6,113**	5,290	+15.6
Food Solutions	**5,126**	2,411	+112.6
Corporate	**248**	237	+4.6
Total	**11,487**	**7,938**	**+44.7**

financial review FY2008-09

Staff strength and productivity (continued)

The staff productivity measured by value added per employee for the current financial year decreased 35.3% to $55,658. Productivity in terms of value added expressed per dollar of employment cost decreased from 1.85 in FY2007-08 to 1.66 in FY2008-09.

Revenue and staff costs per employee also declined 23.4% and 27.9% respectively.

	2008-09	2007-08	% change
Value added per employee ($)	**55,658**	85,979	-35.3
Value added per $ of employment cost (times)	**1.66**	1.85	-10.3
Revenue per employee ($)	**92,461**	120,691	-23.4
Staff cost per employee ($)	**33,473**	46,410	-27.9

Group value added productivity ratios


($m)
Ratio
800
600
400
200
0
2.4
1.8
1.2
0.6
0.0
FY04-05
FY05-06
FY06-07
FY07-08
FY08-09
Value added ($ million)
Value added per $ employment cost
Value added per $ revenue
Value added per $ investment in fixed assets

Group staff strength and productivity


(No. of staff)
($'000)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
140
120
100
80
60
40
20
0
FY04-05
FY05-06
FY06-07
FY07-08
FY08-09
Group staff strength
Revenue per employee ($'000)
Value added per employee ($'000)
Staff cost per employee ($'000)

Economic value added (EVA)

EVA for the Group was $26.2 million, $27.7 million or 51.4% lower than the preceding financial year due mainly to lower share of profit from associated companies and interest income, offset by lower cash operating taxes.

Share capital and share options of the Company

The issued and paid-up capital of the Company increased from S$250,079,348 as at 31 March 2008 to S$255,176,777 as at 31 March 2009. The increase was due to new ordinary shares of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees. In addition, new ordinary shares were vested and issued during the financial year under the Restricted Share Plan. During the financial year, new ordinary shares were issued to a minority shareholder of Country Foods Pte Ltd ("Country Food") as partial consideration for the complete buyout of Country Food.

Share capital and share options of the Company (continued)

Employee Share Option Plan
On 1 July 2008, the Company made a tenth grant of share options to eligible employees. Staff accepted 13,517,300 share options to be exercised between 1 July 2010 and 30 June 2018.

During the year, 357,700 share options were exercised by employees. As at 31 March 2009, there were 67,001,325 unexercised employee share options.

Restricted Share Plan ("RSP") and Performance Share Plan ("PSP")
At the extraordinary general meeting of the Company held on 19 July 2005, the shareholders approved the adoption of two new share plans, namely the RSP and the PSP, in addition to the Employee Share Option Plan.

As at 31 March 2009, the number of outstanding shares granted under the Company's RSP and PSP were 1,008,994 and 330,851 respectively.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% and 120% of the initial grant of the restricted shares and between 0% and 150% of the initial grant of the performance shares.

Breakdown by business activities ($million)

	Revenue		Operating profit	
	2008-09	2007-08	2008-09	2007-08
Airport Services	**508.2**	481.9	**70.9**	56.6
Food Solutions	**541.0**	461.4	**96.5**	104.2
Corporate	**12.9**	14.7	**3.5**	13.6
Total	**1,062.1**	**958.0**	**170.9**	**174.4**

	Profit before tax		Profit after tax	
	2008-09	2007-08	2008-09	2007-08
Airport Services	**85.4**	87.3	**72.2**	69.6
Food Solutions	**104.3**	119.6	**86.1**	97.0
Corporate	**(6.2)**	41.9	**(9.9)**	28.6
Total	**183.5**	**248.8**	**148.4**	**195.2**

	Total assets		Capital expenditure	
	2008-09	2007-08	2008-09	2007-08
Airport Services	**670.6**	697.9	**18.5**	12.5
Food Solutions	**656.3**	476.9	**12.4**	7.1
Corporate	**723.5**	674.7	**1.8**	1.0
Total	**2,050.4**	**1,849.5**	**32.7**	**20.6**

financial review FY2008-09

Performance by major business activities

Airport Services
In the airport services segment, airfreight and ground handling services formed the majority of the segment's revenue at 90%, similar to prior year's trend. Despite lower airfreight throughput and passengers served, revenue has increased due to the transfer of aircraft interior cleaning services from Food Solutions and the contribution from SATS Hong Kong.

Expenditure for the financial year increased by 2.8% to $440.0 million as a result of the full-year impact of operating cost resulting from dual terminal operation with the opening of Terminal 3 at Changi Airport. This was partially offset by the jobs credit from the Singapore Government one-off resilience package and the cost management and reduction schemes introduced in response to the weakening operating environment.

Operating profit increased 25.3% to $70.9 million.

Food Solutions
93.4% of the food solutions revenue in FY2007-08 was derived from inflight catering services. With Country Foods Macau and SFI, the proportion between inflight catering services and non-aviation food services was 72.3% and 27.7% in FY2008-09 as compared to 93.4% and 6.6% in FY2007-08. The reduction in inflight catering revenue was due to lower number of meals uplifted in FY2008-09.

Expenditure for the financial year increased 24.1% to $447.2 million mainly from cost of raw materials due to the inclusion of Country Foods Macau and SFI. In addition, raw material cost expressed as a percentage of food revenue had also increased over the last financial year for existing food services business units.

Operating profit for food solutions decreased 7.4% to $96.5 million.

Revenue and operating profit by business activities


($m)
1,200
1,000
800
600
400
200
0
Revenue
Op Profit
FY04-05
FY05-06
FY06-07
FY07-08
FY08-09
Airport Services
Food Solutions
Corporate

corporate governance

Code of corporate governance 2005 specific principles and guidelines for disclosure

Relevant guideline or principle	Page Reference in this Report
Guideline 1.3 Delegation of authority, by the board to any board committee, to make decisions on certain board matters.	Pages 70, 71, 72, 74, 77 and 81
Guideline 1.4 The number of board and board committee meetings held in the year, as well as the attendance of every board member at these meetings.	Page 71
Guideline 1.5 The type of material transactions that require board approval under internal guidelines.	Page 72
Guideline 2.2 Where the company considers a director to be independent in spite of the existence of a relationship as stated in the Code that would otherwise deem him as non-independent, the nature of the director's relationship and the reason for considering him as independent should be disclosed.	Not applicable
Guideline 3.1 Relationship between the chairman and chief executive officer where they are related to each other.	Not applicable
Guideline 4.1 Composition of nominating committee.	Pages 70 and 74
Guideline 4.5 Process for the selection and appointment of new directors to the board.	Page 76
Guideline 4.6 Key information regarding directors, which directors are executive, non-executive or considered by the nominating committee to be independent.	Pages 70, 73 and 75
Guideline 5.1 Process for assessing the effectiveness of the board as a whole and the contribution of each individual director to the effectiveness of the board.	Page 76
Principle 9 Clear disclosure of its remuneration policy, level and mix of remuneration, procedure for setting remuneration and link between remuneration paid to directors and key executives, and performance.	Pages 77 to 80, 84 and 85
Guideline 9.1 Composition of remuneration committee.	Pages 71 and 77
Guideline 9.2 Name and remuneration of each director. The disclosure of remuneration should be in bands of S$250,000. There will be a breakdown (in percentage terms) of each director's remuneration earned through base/fixed salary, variable or performance-related income/bonuses, benefits in kind, and stock options granted and other long-term incentives.	Page 79
Guideline 9.2 Names and remuneration of at least the top 5 key executives (who are not also directors). The disclosure should be in bands of S$250,000 and include a breakdown of remuneration.	Page 80
Guideline 9.3 Remuneration of employees who are immediate family members of a director or the chief executive officer, and whose remuneration exceed S$150,000 during the year. The disclosure should be made in bands of S$250,000 and include a breakdown of remuneration.	Page 80
Guideline 9.4 Details of employee share schemes.	Pages 84 and 85
Guideline 11.8 Composition of audit committee and details of the committee's activities.	Pages 70, 81 and 82
Guideline 12.2 Adequacy of internal controls, including financial, operational and compliance controls, and risk management systems.	Pages 82, 86 to 88

corporate governance

Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") continually strives to maintain high standards of corporate governance within the Company and its subsidiaries (the "**Group**") as part of its mission to be and grow as a strong, sound and respected leader in its industry, to protect the interests of its shareholders and maximize long term shareholder value.

As required by the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**"), the following report ("**Report**") describes SATS' corporate governance policies and practices with specific reference to the principles and guidelines set out in the Code of Corporate Governance 2005 (the "**2005 Code**"). This Report has been structured in accordance with the sequence of principles and guidelines as set out in the 2005 Code.

Principle 1: Company to be headed by an effective board to lead and control the company

The Board is responsible to oversee the business, performance and affairs of the Group. Management has the role of ensuring that the day-to-day operation and administration of the Group is carried out in accordance with the policies and strategy determined by the Board, and in that respect, Management is fully accountable to the Board.

The key functions of the Board are to:
- set the overall business strategies and direction of the Group to be implemented by Management, and to provide leadership and guidance to Management;
- monitor the performance of Management;
- oversee and conduct regular reviews of the business, financial performance and affairs of the Group;
- evaluate and approve important matters such as major investments, funding needs and expenditure; and
- have overall responsibility for corporate governance, including the processes of evaluating the adequacy of internal controls, risk management, financial reporting and compliance.

The Board is supported in its functions by the following Board Committees which have been established to assist in the discharge of the Board's oversight function:
- Board Executive Committee
- Audit and Risk Management Committee
- Nominating Committee
- Remuneration and Human Resource Committee

The current members of the Board and their membership on the Board Committees of the Company are as follows:

Board Member	Board Membership	Board Executive Committee	Audit and Risk Management Committee	Nominating Committee	Remuneration and Human Resource Committee
Mr Edmund Cheng Wai Wing	Non-Executive Chairman & Independent Director	Chairman			Chairman
Mr David Zalmon Baffsky[1]	Independent Director		Member		
Mr Khaw Kheng Joo[2]	Independent Director		Member	Chairman	
Dr Rajiv Behari Lall[3]	Independent Director			Member	
Mr Mak Swee Wah[4]	Non-Executive, Non-Independent Director	Member			Member
Mr Ng Kee Choe[5]	Independent Director	Member			Member
Dr Ow Chin Hock[6]	Independent Director			Member	
Mr Keith Tay Ah Kee	Independent Director		Chairman	Member	
Mr Yeo Chee Tong[7]	Independent Director		Member		Member

Notes:
1 Appointed as a Director on 15 May 2008, and as a member of the Audit and Risk Management Committee with effect from 25 July 2008.
2 Appointed as a member of the Audit and Risk Management Committee and as Chairman of the Nominating Committee, both with effect from 25 July 2008. Prior to such date, Mr Khaw was a member of the Nominating Committee.
3 Appointed as a Director on 5 May 2008 and as a member of the Nominating Committee with effect from 25 July 2008.
4 Appointed as a Director on 24 July 2008, and as a member of both the Board Executive Committee and the Remuneration and Human Resource Committee with effect from 25 July 2008.
5 Appointed as a member of the Remuneration and Human Resource Committee with effect from 25 July 2008, and stepped down as a member of the Audit and Risk Management Committee on 24 July 2008.
6 Stepped down as Chairman of the Nominating Committee on 24 July 2008 but remained a member of the Nominating Committee for the remainder of FY2008-09. Also stepped down as a member of the Audit and Risk Management Committee on 24 July 2008.
7 Appointed as a member of the Audit and Risk Management Committee with effect from 25 July 2008.

Further details on each of the Board Committees along with a summary of their respective terms of reference can be found subsequently in this Report.

In addition, an ad hoc Board Committee (namely, the SATS-SFI Integration Board Committee or "**SSIBC**") was established by the Board in early February 2009 following the completion of the acquisition by the Company of a 69.61% stake in Singapore Food Industries Limited ("**SFI**") on 20 January 2009, amidst a general offer made to shareholders of SFI by SATS to acquire the remaining shares of SFI. The SSIBC has been tasked to oversee the proposed integration of the SATS and SFI groups of companies and their respective operations, and will be disbanded upon the integration exercise being substantively completed. The SSIBC currently comprises five members, being Mr Edmund Cheng Wai Wing (as Chairman of the SSIBC), Mr Mak Swee Wah, Mr Ng Kee Choe, Mr Keith Tay Ah Kee and Mr Yeo Chee Tong. The SSIBC met twice in March 2009 and continues to hold meetings on a monthly basis to review and decide on integration-related matters together with Management (including management of SFI). SFI became a wholly-owned subsidiary of the Company on 17 April 2009 and has since been delisted from the Main Board of the SGX-ST.

Fixed and optional Board meetings are scheduled in advance, with optional meetings held as scheduled if there are matters to be put before the Board at the relevant time. In addition, ad hoc Board meetings are convened if there are pressing matters requiring the Board's deliberation and decision in between the scheduled meetings. During the financial year ended 31 March 2009 ("**FY2008-09**"), in addition to the quarterly scheduled Board meetings, four ad hoc Board meetings were convened and held in conjunction with the proposed acquisition of SFI. Since 2003, the Board has also conducted annual Board strategy meetings to have more focused discussions on key strategic issues facing the Group. The Board strategy meeting held last year included one of the four ad hoc Board meetings held during FY2008-09 in conjunction with the proposed acquisition of SFI.

The Company's Articles of Association ("**Articles**") allow Directors to participate in Board meetings by way of telephone conference or other similar means of communication equipment whereby all persons participating in the meeting are able to hear each other, without requiring their physical presence at the meeting. During FY2008-09, various Directors have participated in Board or Board Committee meetings by way of telephone conference. In the course of the last financial year, the Company has also implemented a video conference facility, which has provided Directors with an alternative means of participation in Board and Board Committee meetings.

In respect of FY2008-09, a total of eight Board meetings, including a three-day Board strategy meeting and the ad hoc Board meetings mentioned above, were held. The Directors' attendance at Board and Board Committee meetings for FY2008-09 is set out below.

		No. of Board Committee Meetings Attended in FY2008-09			
	No. of Board Meetings Attended (No. of meetings held: 8)	**Board Executive Committee (No. of meetings held : 4)**	**Audit and Risk Management Committee (No. of meetings held: 4)**	**Nominating Committee (No. of meetings held: 1)**	**Remuneration and Human Resource Committee (No. of meetings held: 4)**
Mr Edmund Cheng Wai Wing	8	4	Not applicable	Not applicable	4
Mr David Zalmon Baffsky[8]	6	Not applicable	2	Not applicable	Not applicable
Mr Khaw Kheng Joo[9]	8	Not applicable	2	1	Not applicable
Dr Rajiv Behari Lall[10]	2	Not applicable	Not applicable	0	Not applicable
Mr Mak Swee Wah[11]	6	3	Not applicable	Not applicable	3
Mr Ng Kee Choe[12]	7	4	2	Not applicable	2
Dr Ow Chin Hock[13]	8	Not applicable	2	1	Not applicable
Mr Keith Tay Ah Kee	8	Not applicable	4	1	Not applicable
Mr Yeo Chee Tong[14]	7	Not applicable	2	Not applicable	4
Mr Chew Choon Seng[15]	2	1	Not applicable	Not applicable	1

Notes:

8 Appointed as a Director on 15 May 2008, and as a member of the Audit and Risk Management Committee with effect from 25 July 2008. Mr Baffsky attended six out of seven Board meetings and two out of three Audit and Risk Management Committee meetings which were held during his term of Directorship in FY2008-09.

9 Appointed as member of the Audit and Risk Management Committee with effect from 25 July 2008. Mr Khaw attended all meetings of the Audit and Risk Management Committee which were held during his term as a member of the Audit and Risk Management Committee in FY2008-09.

10 Appointed as a Director on 5 May 2008, and as a member of the Nominating Committee with effect from 25 July 2008. Dr Lall attended two out of eight Board meetings which were held during his term of Directorship in FY2008-09. The Board noted that he was unable to attend the Board meetings held during the period of July to November last year on compassionate grounds, and a further two Board meetings were ad hoc Board meetings convened at very short notice. No Nominating Committee meeting was held in FY2008-09 after his appointment as Director on 5 May 2008.

11 Appointed as a Director on 24 July 2008 and as a member of both the Board Executive Committee and Remuneration and Human Resource Committee with effect from 25 July 2008. Mr Mak attended all meetings of the Board Executive Committee and the Remuneration and Human Resource Committee which were held during his term of Directorship in FY2008-09.

12 Appointed as a member of the Remuneration and Human Resource Committee with effect from 25 July 2008, and stepped down as a member of the Audit and Risk Management Committee on 24 July 2008. Mr Ng attended all Audit and Risk Management Committee meetings and two out of three Board Executive Committee meetings which were held during his term as a member of these Board Committees in FY2008-09.

13 Stepped down as a member of the Audit and Risk Management Committee on 24 July 2008. Dr Ow attended all Audit and Risk Management Committee meetings which were held during his term as a member of the Audit and Risk Management Committee in FY2008-09.

14 Appointed as a member of the Audit and Risk Management Committee with effect from 25 July 2008. Mr Yeo attended all Audit and Risk Management Committee meetings which were held during his term as a member of the Audit and Risk Management Committee in FY2008-09.

15 Retired as Director on 24 July 2008 and did not stand for re-election. Mr Chew had attended all Board meetings and all meetings of Board Committees of which he was a member and which were held during his term of Directorship in FY2008-09. At the time of his retirement, Mr Chew was the Deputy Chairman of the Board, as well as a member of both the Board Executive Committee and the Remuneration and Human Resource Committee.

corporate governance

All members of the Board actively participate in Board discussions and help develop proposals on business strategies and goals for the Group. Board members meet regularly with Management, and review and monitor the performance of Management in meeting the goals and objectives set for them.

The Board has adopted a set of guidelines on matters that require its approval, which include all matters of strategic importance, corporate governance practices, legal and regulatory compliance, risk management, maintenance of performance standards, corporate strategy, approval of business plans, approval of manpower establishment, operating and capital expenditure budgets, and approval and monitoring of major investment and strategic commitments.

Board Executive Committee

In this regard, the Board has delegated to the Board Executive Committee the function of reviewing and approving certain matters, *inter alia*, guiding Management on business, strategic and operational issues, undertaking an initial review of the three- to five-year forecast/business plan and annual capital and operating expenditure and manpower establishment budgets for the Group, granting initial or final approval (depending on the value of the transaction) of transactions of the Company or its subsidiaries relating to the acquisition or disposal of businesses, assets or undertakings, joint ventures, mergers, amalgamations or similar corporate transactions, establishing bank accounts, granting powers of attorney, affixation of the Company's seal, and nominating board members to the Company's subsidiaries and associated companies.

The Board Executive Committee currently comprises Mr Edmund Cheng Wai Wing (who is the Chairman of the Committee), Mr Mak Swee Wah and Mr Ng Kee Choe. Two out of the Board Executive Committee's three members, including its Chairman, are independent Directors.

The Board Executive Committee is scheduled to meet four times a year. Regular reports are presented to the Committee at each meeting on the performance of the Group's subsidiaries, associated companies and joint ventures, and the operational performance of the Group. The President & Chief Executive Officer ("**PCEO**"), Chief Operating Officer ("**COO**") and Senior Vice President (Finance), are usually present at the meetings of the Board Executive Committee.

Orientation and training for Directors

Newly-appointed Directors undergo an orientation programme, which includes site visits and presentations by members of Management, to facilitate their understanding of the Group's businesses, operations and processes. In addition, all Directors are encouraged to attend relevant and useful seminars on leadership and industry-related matters, corporate governance and changes in the financial reporting regime for their continuing education and skills improvement, conducted by external organizations, at the Company's cost.

Newly-appointed Directors are also each sent a formal letter setting out directors' duties and obligations.

Principle 2: Strong and independent element on the board to exercise objective judgement

The present Board wholly comprises non-executive Directors. Of the nine Directors, eight are considered by the Nominating Committee and the Board to be independent Directors based on the 2005 Code's criteria for independence.

The Board, through the Nominating Committee, reviews the structure, size and composition of the Board. The Nominating Committee has developed a set of principles to guide it in carrying out its responsibilities of reviewing and determining an appropriate Board size and composition. The Nominating Committee is of the view, taking into account the nature and scope of the Company's operations, that the current size of the Board is adequate for the time being for the Board to discharge its duties and responsibilities effectively, and further that the Board comprises Directors who as a group provide core competencies such as accounting or finance, business or management (including human resource development and management) experience, industry knowledge, strategic planning experience, and customer-based experience or knowledge, required for the Board to be effective. The Nominating Committee, as part of its continuing review of the Board size and composition, recommended the appointment in May 2008 of two new directors, namely Dr Rajiv Behari Lall and Mr David Zalmon Baffsky, who, with their specific areas of expertise, supplement and strengthen the collective competency of the Board. As part of the rejuvenation of the Board, Dr Ow Chin Hock will be retiring as a Director and will not be standing for re-election at the forthcoming 36th Annual General Meeting of the Company ("**AGM**"). In view of the new challenges ahead for the Company with its recent acquisition of the SFI group of companies and the increasing scale of operations and investments internationally, the Board (through the Nominating Committee) is actively seeking additional suitably qualified candidates for appointment as Directors of the Company.

To facilitate a more effective check on Management, the Board members also meet up for informal discussions prior to the scheduled Board meetings, without Management being present.

Principle 3: Roles of the chairman and chief executive officer to be separate to ensure a balance of power and authority

The roles of Chairman and PCEO are clearly separate to ensure an appropriate balance of power, increased accountability and greater capacity of the Board for independent decision-making. The Chairman and the PCEO are not related to each other, and further, the PCEO is not a member of the Board.

The Chairman of the Board continues to lead the Board to ensure its effectiveness on all aspects of its role and sets its agenda, ensures that the Directors receive accurate, timely and clear information, ensures effective communication with shareholders, encourages constructive relations between the Board and Management, facilitates the effective contributions of the Directors, encourages constructive relations between all Directors and promotes high standards of corporate governance.

corporate governance

Principle 4: Formal and transparent process for appointment of new directors

Nominating Committee

The Board has established a Nominating Committee with written terms of reference which include the following:
- reviewing and making recommendations to the Board on the structure, size and composition of the Board;
- making recommendations to the Board regarding the process for selection of new Directors and identification of new Directors;
- making recommendations to the Board on re-nominations and re-elections of existing Directors;
- evaluating the independence of Directors on an annual basis;
- determining if Directors who hold directorships on other boards are able to and have been adequately carrying out their duties as Directors of the Company; and
- doing all things as may form part of the responsibilities of the Nominating Committee under the provisions of the 2005 Code.

The Nominating Committee currently comprises the following four members, all of whom (including the Chairman), are independent Directors:
- Mr Khaw Kheng Joo (Chairman)
- Dr Rajiv Behari Lall (Member)
- Dr Ow Chin Hock (Member)
- Mr Keith Tay Ah Kee (Member)

The Chairman of the Nominating Committee is not directly associated with Temasek Holdings (Private) Limited or Singapore Airlines Limited ("**SIA**"), who are substantial shareholders of the Company. Under the 2005 Code, a director will be considered "directly associated" with a substantial shareholder when the director is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the substantial shareholder.

The Nominating Committee is required to meet every financial year and met once in FY2008-09.

Re-nomination and re-election of Directors

The Nominating Committee has considered and is satisfied that all the Directors have been able to carry out, and have adequately carried out, their duties as directors notwithstanding their multiple board representations.

Details of the Directors' dates of first appointment to the Board and last re-election as Directors are indicated below:

Name of Director	Position Held on the Board	Date of First Appointment to the Board	Date of Last Re-election as a Director
Mr Edmund Cheng Wai Wing	Chairman	22 May 2003 (as Director and Chairman)	24 July 2008
Mr David Zalmon Baffsky	Director	15 May 2008	24 July 2008
Mr Khaw Kheng Joo	Director	19 July 2005 (appointed at the Company's 32nd Annual General Meeting)	24 July 2008
Dr Rajiv Behari Lall	Director	5 May 2008	24 July 2008
Mr Mak Swee Wah	Director	24 July 2008 (appointed at the Company's 35th Annual General Meeting)	Not applicable
Mr Ng Kee Choe[16]	Director	1 March 2000	26 July 2007
Dr Ow Chin Hock[17]	Director	21 May 2002	26 July 2007
Mr Keith Tay Ah Kee	Director	26 July 2007 (appointed at the Company's 34th Annual General Meeting)	Not applicable
Mr Yeo Chee Tong[16]	Director	19 May 2006	25 July 2006

Notes:

16 Mr Yeo Chee Tong and Mr Ng Kee Choe will be retiring and standing for re-election at the AGM. Both Mr Yeo Chee Tong and Mr Ng Kee Choe are considered by the Nominating Committee to be independent Directors. Mr Ng Kee Choe is a member of both the Board Executive Committee and the Remuneration and Human Resource Committee, while Mr Yeo Chee Tong is a member of both the Audit and Risk Management Committee and the Remuneration and Human Resource Committee.

17 Dr Ow Chin Hock will be retiring at the AGM and will not be standing for re-election. He is considered by the Nominating Committee to be an independent Director. Upon Dr Ow's retirement from the Board, he will cease to be a member of the Nominating Committee.

The Articles require one-third (or the number nearest one-third rounded upwards to the next whole number) of the Directors for the time being to retire from office at each Annual General Meeting. Retiring Directors are selected on the basis of those who have been longest in office since their last election, and as between those persons who became Directors on the same day, they will be selected by agreement or by lot. They are eligible for re-election under the Articles. All Directors are required to retire from office at least once every three years. Further, Directors who are appointed by the Board of Directors since the last Annual General Meeting of the Company hold office only until the following Annual General Meeting and shall then be eligible for re-election under the Articles.

The Directors standing for re-election at the AGM are Mr Yeo Chee Tong and Mr Ng Kee Choe. The Nominating Committee (after having taken the principles for the determination of the Board size and composition adopted by it into consideration) recommend their re-election, after assessing their contribution and performance (including attendance, preparedness, participation and candour) as Directors, and the Board has endorsed the recommendation.

Annual independence review

The Nominating Committee is tasked to determine on an annual basis whether or not a Director is independent, bearing in mind the 2005 Code's definition of an "independent Director" and guidance as to which existing relationships would deem a Director not to be independent.

In this regard, other than Mr Mak Swee Wah, an employee of SIA which is the immediate holding company of SATS, all the other eight Directors on the Board are considered by the Nominating Committee and the Board to be independent Directors.

corporate governance

Selection and appointment of new Directors

The Nominating Committee regularly reviews the existing attributes and competencies of the Board in order to determine the desired expertise or experience required to strengthen or supplement the Board. This assists the Nominating Committee in identifying and nominating suitable candidates for appointment to the Board.

The Nominating Committee is in charge of making recommendations to the Board regarding the selection of new Directors and identification of new Directors. Taking into consideration the desired qualifications, skillsets, competencies and experience which are required to supplement the Board's existing attributes, if need be, the Nominating Committee may seek assistance from external search consultants for the selection of potential candidates. Directors and Management may also put forward names of potential candidates, together with their curriculum vitae, for consideration. The Nominating Committee, together with the Chairman of the Board, then meet with the short-listed candidates to assess their suitability, before submitting the appropriate recommendations as to the appointment of any candidate to the Board for its approval.

Key information regarding the Directors

More information on each of the Directors, their respective backgrounds and fields of expertise as well as their present and past preceding directorships or chairmanships in other listed companies and other major appointments over the preceding three years can be found in the "**Board of Directors**" section of this Annual Report. Information on their shareholdings in the Company can be obtained in the "**Report by the Board of Directors**" in the "**Financials**" section of this Annual Report.

Principle 5: Formal assessment of effectiveness of the board

The Board has implemented a process for assessing the effectiveness of the Board as a whole, with the objective of continuous improvement. A consulting firm specialising in Board evaluation and human resource assists the Board in the design and implementation of the process, comprising two parts - a structured qualitative assessment of the functioning of the Board, and a review of selected financial performance indicators. Both sets of performance criteria, recommended by the consultants, have the approvals of the Nominating Committee and the Board. The collective Board evaluation process has been implemented since 2003. The qualitative assessment process utilising a confidential questionnaire submitted by each Director individually, has remained substantially unchanged since the last assessment conducted and was last revised for use in and from the financial year ended 31 March 2008 ("**FY2007-08**"). As for the quantitative performance criteria, the Board has adopted, in line with the 2005 Code, performance criteria comprising the Company's share price performance over a five-year period vis-à-vis the Singapore Straits Times Index, return on assets, return on equity, return on investment, and economic value added over the preceding five years for the collective Board evaluation.

A process for individual director assessment and feedback is in place. Other than the collective Board evaluation exercise, the Chairman meets with each Director in a private session to discuss and evaluate the individual performance of the Director. These one-to-one sessions provide a forum for the Chairman to raise and address with each Director, in a conducive setting, issues or matters pertaining to the Board and the individual Director's performance on the Board, and for free and constructive dialogue on an individual basis. It also enables the Chairman and each Director, respectively, to give mutual feedback on individual performance of both the Director as well as the Chairman, in order to identify areas for individual improvement as well as to assess how each Director may contribute more effectively to the collective performance of the Board (and, in the case of the Chairman, enhance the leadership of the Board).

Principle 6: Board's access to information

The Board is issued with detailed Board papers by Management giving the background, explanatory information and justification for each decision and mandate sought by Management, including, where applicable, relevant budgets, forecasts and projections, and issues being dealt with by Management. Information papers on material matters and issues being dealt with by Management, and quarterly reports on major operational matters, market updates, business development activities and potential investment opportunities, are also circulated to the Board. In addition, the various Board Committees receive minutes and reports from Management relating to their specific areas of oversight, which may contain more detailed and specific information than what is circulated to the rest of the Board members.

As part of good corporate governance, Board papers for decision or discussion at Board meetings are circulated, to the extent practicable, a reasonable period in advance of the meetings for Directors' review and consideration, and key matters requiring decision are reserved for resolution at Board meetings rather than by circulation to facilitate discussion. The detailed agenda of each Board meeting, prepared by Management and approved by the Chairman, contain specific matters for the decision and information of the Board.

The Board has separate access to the PCEO, COO, Senior Vice President (Finance) and other key Management, as well as the Company's internal and external auditors. Queries by individual Directors on circulated papers are directed to Management who will respond accordingly. Where relevant, Directors' queries and Management's responses are circulated to all Board members for their information.

The Directors also have separate and independent access to the Company Secretary. The Company Secretary attends all Board meetings and minutes the proceedings. The role of the Company Secretary has been defined by the Board to include supervising, monitoring and advising on compliance by the Company with its Memorandum and Articles of Association, laws and regulations, and the Listing Manual of the SGX-ST; communicating with relevant regulatory authorities and bodies and shareholders on behalf of the Company; and performing such other duties of a company secretary, as required under laws and regulations or as specified in the Listing Manual or the Articles, or as required by the Chairman of SATS or the Chairman of any Board Committee or the Directors (or any of them), as the case may be. In addition, the Company Secretary assists the Chairman to ensure that there are good information flows within the Board and the Board Committees, and between senior management and the non-executive Directors. She facilitates orientation and assists with professional development as may be required. The appointment and removal of the Company Secretary are matters subject to the approval of the Board.

There is also a Board-endorsed procedure for Directors, either individually or collectively, in furtherance of their duties, to take independent professional advice, if necessary, at the Company's expense.

Principle 7: Formal and transparent procedure for fixing remuneration packages of directors

Remuneration and Human Resource Committee

The Board has established a Remuneration and Human Resource Committee which presently comprises four members, all of whom are non-executive Directors and of which the majority including the Chairman are considered by the Nominating Committee to be independent Directors. It is chaired by Mr Edmund Cheng Wai Wing and its other members are Mr Mak Swee Wah, Mr Ng Kee Choe and Mr Yeo Chee Tong. The Remuneration and Human Resource Committee is required by its terms of reference to meet at least twice each financial year, with additional meetings to be convened as and when required.

The written terms of reference of the Remuneration and Human Resource Committee include the following:

- reviewing and recommending the remuneration framework for the Board (including Directors' fees and allowances);
- overseeing the terms of appointment, scope of duties and remuneration of the PCEO and COO, as well as any other appointment of equivalent seniority to the PCEO or COO within the Company, and the remuneration packages of those occupying the position of Senior Vice President and above within the Group;
- implementing and administering the Company's Employee Share Option Plan, the Restricted Share Plan and the Performance Share Plan (collectively, the "**Share Plans**") in accordance with the prevailing rules of the Share Plans, requirements of the SGX-ST and applicable laws and regulations;
- overseeing the recruitment, promotion and distribution within the Group, of staff talent;
- reviewing, overseeing and advising on the structure, organization and alignment of the functions and management of the Group;
- reviewing succession planning of the Group;
- overseeing industrial relations matters; and
- doing all other things and exercising all other discretions as may form part of responsibilities of the remuneration committee under the provisions of the 2005 Code.

More details of each of the Share Plans can be found in the Annexure to this Report, and also in the "**Report by the Board of Directors**" section of this Annual Report.

The Remuneration and Human Resource Committee's recommendations regarding Directors' remuneration have been submitted to, and endorsed by the Board.

Where required, the Remuneration and Human Resource Committee has access to expert advice in the field of executive compensation outside the Company.

corporate governance

Principle 8: Level of directors' remuneration should be appropriate to attract, retain and motivate but not be excessive

Every Director will receive the basic fee. In addition, he will receive the Chairman's or Deputy Chairman's fee if he was the Chairman or Deputy Chairman of the Board respectively, as well as the relevant Board Committee fee (depending on whether he served in the capacity of the Chairman or a member of the relevant Board Committee) for each position he held on a Board Committee, during FY2008-09. If he occupied a position for part of a financial year, the fee payable would be prorated accordingly. An attendance fee for each Board meeting attended by a Director during the financial year was adopted from the financial year ended 31 March 2007 onwards, whereby each Director would receive an attendance fee of S$1,000 per Board meeting (excluding Board Committee meetings) attended, on account of the time and effort of each of the Directors to avail himself for Board meetings. It has been proposed that from FY2008-09 onwards, in view of the appointment of foreign directors, with the growing international outreach of the operations and investments of the Group and the need for the Company to attract Directors with more international exposure and experience, a variation be introduced in respect of attendance fees for Board meetings whereby:

- A flat attendance fee of S$1,000 be payable to a Director per Board meeting held in the state/country in which the Director is ordinarily resident; and
- A flat attendance fee of S$2,000 be payable to a Director per Board meeting held outside the state/country in which the Director is ordinarily resident.

As per current practice, no attendance fees would be payable to Directors in respect of their attendance at Board Committee meetings.

The Board believes that the scale of Directors' fees and proposed revision to the attendance fees for Board meetings, are appropriate to the level of contribution, taking into account factors such as effort and time spent, and responsibilities of the Directors.

Other than as stated above, the scale of fees proposed to be paid to the Directors, all being non-executive Directors, for FY2008-09 remains unchanged from that of the previous financial year and is as follows:

Type of Appointment	Proposed scale of Directors' fees (from FY2008-09) S$
Board of Directors	
Basic fee	45,000
Board Chairman's fee	40,000
Board Deputy Chairman's fee	30,000
Attendance fees for each Board meeting attended	
• where the Board meeting is held in the state/country in which the Director is ordinarily resident	1,000
• where the Board meeting is held outside the state/country in which the Director is ordinarily resident	2,000
Audit and Risk Management Committee	
Committee Chairman's fee	30,000
Member's fee	20,000
Board Executive Committee	
Committee Chairman's fee	30,000
Member's fee	10,000
Other Board Committees	
Committee Chairman's fee	20,000
Member's fee	10,000

Principle 9: Disclosure on remuneration policy, level and mix of remuneration, and procedure for setting remuneration

Directors' remuneration

The Board will be recommending the following fees of the Directors in respect of FY2008-09 for approval by shareholders at the AGM, based on the proposed scale of fees set out above:

Name of Director	Total fees payable in respect of FY2008-09, based on proposed scale of Directors' fees (S$)
Mr Edmund Cheng Wai Wing	144,000
Mr David Zalmon Baffsky[18]	65,274
Mr Khaw Kheng Joo[19]	84,548
Dr Rajiv Behari Lall[20]	51,658
Mr Mak Swee Wah[21]	51,644
Mr Ng Kee Choe[22]	76,151
Dr Ow Chin Hock[23]	73,452
Mr Keith Tay Ah Kee	94,000
Mr Yeo Chee Tong[24]	76,699
Mr Chew Choon Seng[25]	31,932
Proposed total fees payable to all Directors in office during FY2008-09	**749,357**

Notes:
18 Appointed as a Director on 15 May 2008, and as a member of the Audit and Risk Management Committee with effect from 25 July 2008.
19 Appointed as a member of the Audit and Risk Management Committee and as Chairman of the Nominating Committee, both with effect from 25 July 2008. Prior to such date, Mr Khaw was a member of the Nominating Committee.
20 Appointed as a Director on 5 May 2008 and as a member of the Nominating Committee with effect from 25 July 2008.
21 Appointed as a Director on 24 July 2008, and as a member of both the Board Executive Committee and the Remuneration and Human Resource Committee with effect from 25 July 2008. Directors' fees for Mr Mak, who is the nominee Director of SIA, will be paid to SIA.
22 Appointed as a member of the Remuneration and Human Resource Committee with effect from 25 July 2008, and stepped down as a member of the Audit and Risk Management Committee on 24 July 2008.
23 Stepped down as Chairman of the Nominating Committee on 24 July 2008 but remained a member of the Nominating Committee for the remainder of FY2008-09. Also stepped down as a member of the Audit and Risk Management Committee on 24 July 2008.
24 Appointed as a member of the Audit and Risk Management Committee with effect from 25 July 2008.
25 Retired as Director on 24 July 2008 and did not stand for re-election. At the time of his retirement, Mr Chew was the Deputy Chairman of the Board, as well as a member of both the Board Executive Committee and the Remuneration and Human Resource Committee. Directors' fees for Mr Chew, who was the nominee Director of SIA, will be paid to SIA.

Other than the above amounts indicated, the Directors do not receive any other remuneration from the Company.

While the above proposed total fees payable to all Directors in office during the course of FY2008-09 is an increase over that paid for FY2007-08, being S$620,000, it is noted that the increase in absolute fees payable is due to: (i) the Board having an increase of two Board members since FY2007-08; (ii) the Company having non-resident Directors in FY2008-09 as compared to previously where all Directors were resident in Singapore; and (iii) an increase in the number of Board meetings in FY2008-09 (8 Board meetings were held) as compared to FY2007-08 (5 Board meetings were held) in view of the acquisition of SFI by the Company during FY2008-09.

Key executives' remuneration

Information on the key executives of the Company can be found in the "**Executive Management**" section of this Annual Report.

The Company's key executives' remuneration system is designed so as to include long-term incentives to allow the Company to better align executive compensation with creating more value for shareholders. The key executives' remuneration system includes the components of variable bonus and share awards under the SATS Restricted Share Plan ("**SATS RSP**") and/or the SATS Performance Share Plan ("**SATS PSP**"), in addition to fixed basic salary and fixed allowances. With the introduction of share awards under the SATS RSP and the SATS PSP for staff of managerial grade and above in the Company, including key executives, in 2006, the Company had phased out the award of employee share options under the Senior Executive Share Option Scheme (one of the two schemes under the SATS Employee Share Option Plan ("**ESOP**") which was adopted by the Company in 2000) as part of the key executives' remuneration system with effect from FY2007-08. The payment of variable bonuses and grants of share awards under the SATS RSP and the SATS PSP are in turn dependent on the Company's financial performance as well as the executives' individual performance through their achievement of certain key performance indicators set for them.

corporate governance

The remuneration of the top key executives of the Group[26 and 27] during FY2008-09 was as follows:

Remuneration band & name of key executive	Salary (%)	Bonuses Fixed (%)	Bonuses Variable[29](%)	Benefits (%)	Total (%)	Awards under SATS RSP[30]	Awards under SATS PSP[30]
S$750,000 to S$1,000,000[28]							
Clement Woon Hin Yong PCEO	60	5	28	7	100	52,000	72,000
S$500,000 to S$750,000[28]							
Nil							
S$250,001 to S$500,000[28]							
Karmjit Singh COO, West Asia	62	5	21	12	100	23,800	20,000
Leong Kok Hong Senior Vice President (North Asia)	67	6	23	4	100	18,900	-
Andrew Lim Cheng Yueh Senior Vice President (Apron & Passenger Services)	72	7	14	7	100	18,900	-
Yacoob bin Ahmed Piperdi Senior Vice President (Cargo Services)	73	7	14	6	100	27,000	-
Tan Chuan Lye Senior Vice President (Catering)	73	6	17	4	100	27,000	-

Notes:

26 Pursuant to Rule 1207(14) of the Listing Manual of the SGX-ST, the remuneration paid to Mr Goh Soo Lim, who served as the Chief Financial Officer of the Company during FY2008-09 up to and including 31 October 2008, was S$137,943, inclusive of bonuses and benefits in kind. He did not receive any awards under the SATS RSP and the SATS PSP in FY2008-09.

27 Pursuant to Rule 1207(14) of the Listing Manual of the SGX-ST, the remuneration paid to Mr Lim Chuang, who was appointed as the Senior Vice President (Finance) of the Company during FY2008-09 from 17 November 2008 was S$129,230, inclusive of bonuses and benefits in kind. This excludes a base award of 50,000 shares awarded to him under the SATS RSP on 17 November 2008.

28 Remuneration bands as indicated do not include the value of any awards granted under the SATS RSP and/or the SATS PSP.

29 Includes profit-sharing bonus determined on an accrual basis for FY2008-09.

30 Denotes the base awards of shares granted under the SATS RSP and the SATS PSP for FY2008-09 on 28 July 2008. Final number of shares awarded to the recipient could range between 0% and 120% of the base award granted under the SATS RSP, and between 0% to 150% of the base award granted under the SATS PSP. All awards of shares will vest in the award holder subject to the achievement of pre-determined targets over a two-year period for the SATS RSP and a three-year period for the SATS PSP.

None of the immediate family members of a Director or of the PCEO was employed by the Company or its related companies at a remuneration exceeding S$150,000 during FY2008-09.

In relation to remuneration for employees other than key executives of the Company, the Remuneration and Human Resource Committee had resolved to cease any further grants of share options under the ESOP. In this regard, the last grant of options under the ESOP was issued on 1 July 2008, and the validity period of exercise of these options would be until 30 June 2018.

Further details regarding each of the Share Plans are provided in the Annexure to this Report, and also in the "**Report by the Board of Directors**" section of this Annual Report.

Principle 10: Board is accountable to shareholders and management is accountable to the board, to provide information/assessment on the company's performance, position and prospects

Shareholders are presented with the quarterly and full-year financial results within 45 days of the end of the quarter or financial year (as the case may be). Through the release of its financial results, the Board aims to present shareholders with a balanced and understandable assessment of SATS' performance, position and prospects.

Monthly management accounts of the Group (covering, *inter alia*, consolidated unaudited profit and loss accounts, revenue breakdown by client, consolidated balance sheet and explanatory notes explaining any variance) are circulated to the Board for their information.

Principle 11: Establishment of audit committee with written terms of reference

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises four members, all of whom are independent Directors. The Chairman of the Audit and Risk Management Committee is Mr Keith Tay Ah Kee, and its members are Mr David Zalmon Baffsky, Mr Khaw Kheng Joo and Mr Yeo Chee Tong.

The Board is of the view that the members of the Audit and Risk Management Committee have the necessary and appropriate expertise and experience to discharge their duties as the Audit and Risk Management Committee.

The Audit and Risk Management Committee has explicit authority to investigate any matter within its terms of reference, full access to and co-operation of Management, and has full discretion to invite any Director or executive officer to attend its meetings. It also has reasonable resources to discharge its functions.

Under the Charter of the Audit and Risk Management Committee, its responsibilities include the review of the following:
- quarterly and annual financial statements and financial announcements as required under the Listing Manual of the SGX-ST;
- the audit plan, the external auditors' Management letter and the scope and results of the external audit;
- independence and objectivity of the external auditors, their appointment and reappointment and audit fee;
- ensure that the internal audit function is adequately resourced, has appropriate standing within the Company and has a primary line of reporting to the Chairman of the Audit and Risk Management Committee (with secondary administrative reporting to the PCEO);
- adequacy of the internal audit function, scope of internal audit work and audit programme;
- major findings on internal audit during the year and Management's responses thereto, difficulties encountered during the course of the audit, significant changes to the audit programme and compliance with relevant professional internal audit standards, with the Head of Internal Audit and Management;
- effectiveness of the Company's material internal controls, on an annual basis with Management and the internal and/or external auditors;
- the risk management policies, the types and level of risks undertaken by the Group in relation to its business strategy, and the practices adopted by Management to manage, prevent and mitigate risks including the processes and methodologies for identifying, evaluating, monitoring, managing and reporting significant risks affecting the Group's operations;
- suspected fraud or irregularity or suspected infringement of any Singapore law, rule or regulation of which the Audit and Risk Management Committee is aware, which has or is likely to have a material impact on the Company's or Group's operating results or financial position, and the findings of any internal investigations and Management's response thereto; and
- interested person transactions as required under the Listing Manual of the SGX-ST and the Company's Shareholders' mandate for interested person transactions.

The Audit and Risk Management Committee is also tasked to perform all other functions and responsibilities of an audit committee that may be imposed by the Companies Act, the Listing Manual of the SGX-ST including the 2005 Code, and other relevant laws and regulations.

The Audit and Risk Management Committee is required by its Charter to meet at least four times a year, with the internal and external auditors of the Company present, including at least once without the presence of Management.

The Audit and Risk Management Committee reviews the independence of the external auditors annually. It has also reviewed the nature and volume of non-audit services provided by its external auditors to the Group during FY2008-09, and the fees, expenses and emoluments provided to the external auditors, and is satisfied that they have no significant impact on the independence and objectivity of the external auditors.

Principle 12: Sound system of internal controls to safeguard shareholders' investments and the company's assets

The Board recognizes the importance of a sound system of internal controls to safeguard shareholders' interests and investments and the Group's assets, and to manage risks. The Board, through the Audit and Risk Management Committee, oversees and reviews the adequacy and effectiveness of the Group's internal controls and risk management systems.

The "**Internal Controls Statement**" section in this Annual Report sets out details of the Group's system of internal controls and risk management structure and processes, and the Board's views on the adequacy of the Group's internal controls.

Whistle-blowing Policy

The Company has also put in place a "Policy on Reporting Wrongdoing" to institutionalize procedures on reporting possible improprieties involving the Company, and for allowing independent investigation of such matters, and appropriate and consistent follow-up action. A dedicated email address and hotline have been set up to allow employees who discover or suspect impropriety to report the same. All information received is treated confidentially. Results of the investigation would not be disclosed or discussed with anyone other than those who have a legitimate right to know.

Anonymous complaints may be considered, taking into account factors such as the seriousness of the issues raised, the credibility of the concern and the likelihood of confirming the allegation from attributable sources.

Banking Transaction Procedures

Lenders to the Company are to note that all bank transactions undertaken by any member of the Group must be properly authorised, including the opening of new bank accounts and any proposed credit facilities. Each member of the Group has its own approval limits and procedures for every banking transaction, having regard to the nature of the transaction concerned. These approval limits and procedures are updated from time to time and are available on request. The bankers of each member of the Group should always verify, in accordance with the verification process set out in the applicable procedures, that the transaction is properly authorised.

Principle 13: Independent internal audit function

The Company has an internal audit function which comprises a dedicated section within the Internal Audit department of SIA, the Company's holding company. It is designed to provide reasonable assurance on the adequacy and effectiveness of controls over operations, reliability of financial information and compliance with the Company's policies and procedures, applicable laws and regulations.

The internal auditors report directly to the Company's Audit and Risk Management Committee. In situations where the audit work to be carried out by the internal auditors may potentially give rise to conflicts of interest, it will be brought to the attention of the Audit and Risk Management Committee. The Audit and Risk Management Committee may authorise such audit work to be carried out by an independent third party as it deems appropriate.

SIA's Internal Audit department meets all the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors.

The Audit and Risk Management Committee is satisfied that the internal audit function is adequately resourced and has appropriate standing within SATS, and that the internal audit function is adequate.

Principle 14: Regular, effective and fair communication with shareholders

The Company strives to convey to shareholders pertinent information in a clear, forthcoming, detailed, timely manner and on a regular basis, take into consideration their views and inputs, and address shareholders' concerns. While the Company's Investor Relations department communicates with analysts regularly, the Company monitors the dissemination of material information to ensure that it is made publicly available on a timely and non-selective basis. Material information is published on SGXNET and on the Company's website, and where appropriate, through media releases.

The Company's dedicated Investor Relations department manages the dissemination of corporate information to the media, the public, as well as institutional investors and public shareholders, and promotes relations with and acts as a liaison point for such entities and parties. More details of the Company's investor relations programme can be found in the "**Investor Relations**" section of this Annual Report.

Principle 15: Greater shareholder participation at annual general meetings

While shareholders have a right to appoint up to two proxies to attend and vote at General Meetings on their behalf, the Articles currently do not provide for shareholders to vote at General Meetings in absentia such as by mail, email or fax. The Company will consider implementing the relevant amendment to the Articles if the Board is of the view that there is a demand for the same, and after the Company has evaluated and put in place the necessary security and other measures to facilitate absentia voting and protect against errors, fraud and other irregularities.

At shareholders' meetings, each distinct issue is proposed as a separate resolution.

Chairmen of the various Board Committees, or members of the respective Board Committees standing in for them, as well as the external auditors, will be present and available to address questions at the AGM.

Dealings in securities

In line with the rules of the Listing Manual of the SGX-ST, the Company has institutionalized a policy and guidelines on dealings in the securities of the Company and the other SIA group companies, which have been disseminated to employees of the Group and directors of the companies within the Group. The policy and guidelines restrict certain employees (all administrative officers and employees of managerial grade, and certain other employees in departments which are likely to be privy to confidential material price-sensitive information, such as the Legal and Finance departments, and departments or units of companies in the Group having charge of business development and/or marketing activities), from trading in the Company's securities during the period falling two weeks prior to each announcement of its quarterly financial results by the Company and one month prior to each announcement of full-year financial results by the Company. The policy and guidelines also remind employees and directors of the Group to be mindful of the insider trading prohibitions under the Securities and Futures Act whenever trading in the Company's or any other corporation's securities.

corporate governance

Annexure

Share Plans

(I) ESOP

The ESOP comprises two schemes, namely:

(a) The Senior Executive Share Option Scheme for senior executives; and
(b) The Employee Share Option Scheme for all other employees.

Its objective is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme is intended to attract, retain and motivate senior executives whose participation in policy and decision-making can influence the Company's performance and returns to shareholders. However, as mentioned earlier in this Report, the Company has phased out the grant of employee share options under the Senior Executive Share Option Scheme after 2006.

Options under the ESOP ("**Options**") may be granted to full-time and part-time employees of the Company or of its wholly-owned subsidiaries (other than subsidiaries whose shares become listed on a recognised stock exchange), who satisfy the eligibility criteria under the ESOP.

Non-executive Directors of the Company are not eligible to be granted Options. Directors and employees of the Company's immediate holding company, SIA, or of SIA's subsidiaries (other than the Company itself) are also not eligible as such to be granted Options. No controlling shareholder (as defined in the Listing Manual of the SGX-ST) of the Company, nor the associates (as so defined) of such controlling shareholder, have been granted Options under the ESOP. No grantee of Options under the ESOP has received five percent or more of the total number of Options available under the ESOP.

The aggregate nominal amount of shares over which Options may be granted on any date, when added to the nominal amount of shares issued and issuable in respect of all Options granted under the ESOP, may not exceed 15 percent of the total number of issued ordinary shares in the capital of the Company on the day preceding that date.

The maximum number of shares over which Options may be granted under the ESOP in each financial year to any employee, based on the Company's current issued share capital, ranges from 4,800 for administrative officers to 2,600 for employees other than administrative officers and supervisors, under the Employee Share Option Scheme. No maximum limit applied under the Senior Executive Share Option Scheme, in order to allow greater flexibility in putting together appropriate remuneration packages for senior executives.

The actual number of Options to be offered to any employee under the ESOP will be determined by the Remuneration and Human Resource Committee at its absolute discretion after taking into account the employee's performance and/or other criteria as the Remuneration and Human Resource Committee may consider appropriate, subject to any applicable maximum limits.

The exercise price for each share on exercise of an Option is the average of the last dealt prices for the shares (as determined by reference to the daily official list or any other publication published by the SGX-ST) for the five consecutive market days immediately preceding the date of grant of the Option. No Options are granted on the basis that the exercise price is at a discount to the market price for the relevant period.

Options granted may be exercised in whole or in part during the period commencing on the first anniversary of the date of grant and expiring on its 10th anniversary, subject to the following vesting schedule:

(i) for senior executives, 25 percent of the total amount of the grant will vest on each of the first to fourth anniversaries of the date of grant; and

(ii) for all other employees, the grant of Options will vest on the second anniversary of the date of grant.

(II) SATS RSP and SATS PSP

In addition to the ESOP, the Company introduced two new share plans, the SATS RSP and the SATS PSP, which were approved by shareholders at the Extraordinary General Meeting of the Company held on 19 July 2005. These plans were introduced with a view to further strengthening the Company's competitiveness in attracting and retaining talented key senior management and senior executives. The SATS RSP and the SATS PSP aim to more directly align the interests of key senior management and senior executives with the interests of shareholders, to improve performance and achieve sustainable growth for the Company in the changing business environment, and to foster a greater ownership culture amongst key senior management and senior executives. These plans contemplate the award of fully paid shares of the Company, when and after pre-determined performance or service conditions are accomplished. Non-executive Directors of the Group are not eligible to participate in the SATS RSP and the SATS PSP.

The SATS RSP serves as an additional motivational tool to recruit and retain talented senior executives as well as to reward Company and individual performance. In addition, it enhances the Group's overall compensation packages, strengthening the Group's ability to attract and retain high performing talent. The SATS PSP is targeted at a select group of key senior management who shoulder the responsibility for the Company's performance and who are able to drive the growth of the Company through innovation, creativity and superior performance. Awards under the SATS PSP are performance-based, with performance targets set in accordance with medium-term corporate objectives covering market competitiveness, quality of returns, business growth and productivity growth. The performance targets are stretched targets based on criteria such as total shareholders' return, economic value added, market share, market ranking or return on sales.

Awards granted under the SATS RSP, which is intended to apply to a broader base of senior executives, will vest only after the satisfactory completion of time-based service conditions, that is, after the participant has served the Group for a specified number of years (time-based restricted awards) or, where the award is performance-based (performance-based restricted awards), after a further period of service beyond the performance target completion date. No minimum vesting periods are prescribed under the SATS RSP, and the length of the vesting period(s) in respect of each award will be determined on a case-by-case basis. Award of such performance-based restricted awards is intended to ensure that the earning of shares under the SATS RSP is aligned with the pay-for-performance principle. The use of time-based restricted awards will only be made on a case-by-case basis where business needs justify such awards. Awards granted under the SATS PSP differ from that of the SATS RSP in that an extended vesting period is usually (though not always) imposed for performance-based restricted awards granted under the SATS RSP beyond the performance target completion date, that is, they also incorporate a time-based service condition as well, to encourage participants to continue serving the Group beyond the achievement date of the pre-determined performance targets.

The selection of a participant and the number of shares which he would be awarded under the SATS RSP will be determined at the absolute discretion of the Remuneration and Human Resource Committee, which will take into account criteria such as his rank, job performance, creativity, innovativeness, entrepreneurship, years of service and potential for future development, his contribution to the success and development of the Group and, if applicable, the extent of effort and resourcefulness required to achieve the performance target(s) within the performance period.

Under the SATS RSP and the SATS PSP, the Remuneration and Human Resource Committee has the discretion to determine whether the performance condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Remuneration and Human Resource Committee has the right to make reference to the audited results of the Company or the Group to take into account such factors as the Remuneration and Human Resource Committee may determine to be relevant, such as changes in accounting methods, taxes and extraordinary events, and further, the right to amend the performance target(s) if the Remuneration and Human Resource Committee decides that a changed performance target would be a fairer measure of performance.

The aggregate number of shares which may be issued pursuant to awards granted under the SATS RSP or the SATS PSP, when added to the number of new shares issued and issuable in respect of all options granted under the ESOP, and all awards under the SAT RSP and the SATS PSP, may not exceed 15 percent of the total number of issued ordinary shares in the capital of the Company on the day preceding the relevant date of award.

internal controls statement

Responsibility

SATS' Board recognises the importance of, and its role in, ensuring a proper internal controls environment for the Company and its subsidiaries (collectively, the "**Group**"). SATS Management is responsible for establishing and maintaining a sound system of internal controls over the delivery of accurate, objective and transparent financial reporting, and for the assessment of the effectiveness of internal controls.

The Board is responsible for overseeing and reviewing the adequacy and effectiveness of the Group's internal controls and risk management system. This system by its nature can only provide reasonable, but not absolute, assurance to investors regarding:

- the safeguarding and protection of the Group's assets against unauthorised or improper use or disposal;
- protection against material misstatements or losses;
- the maintenance of proper accounting records;
- the reliability of financial information used within the business and for publication;
- the compliance with appropriate legislations, regulations and best practices; and
- the identification and containment of business risks.

Risk management organisational structure

The Board is assisted by the Audit and Risk Management Committee ("**ARMC**") in reviewing the effectiveness of the system of internal controls. In doing so, the ARMC considers the results of the risk management and audit activities carried out for the Group. More information on the ARMC's authorities and duties can be found in the "**Corporate Governance**" section of this Annual Report.

The ARMC is made up of four Directors, all of whom are independent, and is chaired by an independent non-executive Director. The ARMC meets quarterly to exercise oversight of the management of risks within the Group.

The involvement of the ARMC is key to the risk management programme. Under its oversight, the risk management programme is executed with an integrated view of the organisation and its needs in mind.

The ARMC is assisted by the SATS Group Risk Management Committee ("**SGRMC**"). The ARMC reviews the activities of the SGRMC, including regular risk management and audit reports, and updates on risk management initiatives, processes and exercises. Management or the SGRMC will report to the ARMC on any major changes to the business and external environment that affect the Group's key risks, and the ARMC will in turn report the same to the Board if it considers the matter sufficiently significant to do so.

The SGRMC, which meets on a quarterly basis, is vested with specific accountability for reviewing the system of risk management for reporting key risks and their associated mitigating factors to the ARMC, for considering what changes to risk management and control processes, and methodologies of risk management, should be recommended, and for ensuring that processes and the methodologies of risk management are put in place.

A centralised Risk Management Services Department, headed by the Group's Risk Manager, coordinates and facilitates the risk management processes within the Group. It provides support to the SGRMC in carrying out its functions.

The SGRMC is also represented at bi-annual meetings at the Group Risk Management Committee of Singapore Airlines Limited ("**SIA**"), the Company's immediate holding company. Both these committees and the risk management units of SIA and SATS share information to facilitate an integrated SIA group-wide approach to risk management.

The Group has formalised its risk management reporting structure as depicted in the diagram below with the establishment of risk management committees to the level of its operating subsidiaries each with its assigned responsibilities and objectives. Additionally, there are established channels of communications for individuals to report on any wrongdoing or impropriety.


SATS Board of Directors
Audit and Risk Management Committee (ARMC)
SATS Group Risk Management Committee (SGRMC)
Operational Level Risk Management Committees
SATS Risk Management Services Department
SIA Group Risk Management Committee

Control environment and control activities

The key elements of the Group's comprehensive risk management framework encompasses having:

- written terms of reference for Management's and the Board's various committees;
- written policies, procedures and guidelines including guidelines on matters requiring the Board's approval which are subjected to regular review and improvement;
- defined roles and responsibilities including authorisation levels for all aspects of the business that are set out in the authority matrix;
- appropriate organisational and risk management structures in place;
- considered Business Continuity Management processes that meet the nature, scale and complexity of the Group's businesses, including the establishment of the Crisis Management Directorate for the purpose of effective management of crises;
- a planned and coordinated budgeting process where operating units prepare budgets for the coming year that are approved both by Management and by the Board; and
- the Group's key insurance coverage, the adequacy of which is reviewed on a yearly basis.

The Group's internal audit and risk management functions continually strive to improve efforts in ensuring the compliance with, and implementation of, the risk management practices and policies. The Company's internal audit process provides an independent assessment and perspective to the ARMC, on the processes and controls which may have material financial impact on the Company. There are formal procedures in place for both internal and external auditors to report independently their conclusions and recommendations to the ARMC.

internal controls statement

The Group has its own approval limits and procedures for every banking and finance transaction, having regard to the nature of the transaction concerned. All banking and finance transactions undertaken by the Group must be properly authorised, including the opening of new bank accounts and the taking up of any proposed credit facilities. These approval limits and procedures are updated from time to time and are available on request to the bankers of and lenders to the Group.

Management also monitors internal controls through Control Self Assessments (CSA) that have been developed based on the principle of minimum acceptable controls. During the course of the year, a number of the questionnaires used in conducting the CSA assessments were updated to reflect the changes in the organisation and increase the strength of the control environment. CSA verification audits were also carried out to provide an independent evaluation of the assessments conducted by the business units.

The following are some of the key risk management activities carried out within the Group:

- risk review and identification exercises conducted at the business units and departments, to review the existing risks in the risk register and to identify new risks that may have emerged;
- business continuity/contingency plans were tested during the financial year under review. The procedures were fine-tuned and enhanced for improvements further to the post mortem briefings held;
- Control Self Assessments carried out by the various business units which questionnaires were revised for applicability and completeness.

Risk assessment and monitoring

The risk management system concentrates on those key risks which may have a significant influence on the Group's assets, finances and profits, and those that may potentially endanger the continued existence of the Group companies. Procedures used facilitate early detection and control of risks.

The Risk Management Committees at various levels meet regularly to review risk and control matters including ascertaining that there are effective follow-up procedures. The outcome and status are reported to the ARMC for its review and information respectively.

The Group carried out its bi-annual review of the key risk profiles of the Group. The preventive and mitigating control actions were further refined and developed for adequacy and effectiveness.

The on-going process to identify, assess, monitor and manage business risks that will impede the achievement of the Group's objectives is continuously reviewed for improvements. The key risks are evaluated based on probability and consequence of a preset scale and ranked accordingly, and this enables the Group to allocate its resources to deal with the different levels of business risks. The risk management process, which has been put in place throughout the year and up to the date of this statement, is firmly embedded within the Group's business operations and is every employee's responsibility.

Written assurances and representations together with an attached checklist of key elements of internal controls approved by the Board, have been obtained from all the executive heads of all the Company's operating subsidiaries as well as from the Chairman, Board, executive head or other appropriate officer of all of the Company's active associated companies, that their respective companies' internal controls were adequate during the financial year under review.

Conclusion

The Board believes that, in the absence of any evidence to the contrary, taking into account the views of the ARMC in the exercise of its responsibilities under its Charter, the system of internal controls including financial, operational and compliance controls, and risk management system maintained by the Group's Management and that was in place throughout FY2008-09 and up to and as of the date of this Annual Report, provides reasonable, but not absolute, assurance against material financial misstatement or loss, and on the whole is adequate to meet the needs of the Group in its current business environment.

financials

report by the board of directors

The directors have pleasure in presenting their report together with the audited financial statements of the Group and the balance sheets and statements of changes in equity of the Company for the financial year ended 31 March 2009.

1. Directors of the Company

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing - Chairman
Chew Choon Seng - Deputy Chairman (Retired on 24 July 2008)
David Zalmon Baffsky - (Appointed on 15 May 2008)
Khaw Kheng Joo
Rajiv Behari Lall - (Appointed on 5 May 2008)
Mak Swee Wah - (Appointed on 24 July 2008)
Ng Kee Choe
Ow Chin Hock
Keith Tay Ah Kee
Yeo Chee Tong

2. Directors' interests in ordinary shares, share options and debentures

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company, as stated below:

	DIRECT INTEREST		**DEEMED INTEREST**	
Name of director	**1.4.2008/ date of appointment**	**31.3.2009**	**1.4.2008/ date of appointment**	**31.3.2009**
Interest in Singapore Airlines Limited				
Ordinary shares				
Mak Swee Wah	8,700	**8,700**	-	**-**
Options to subscribe for ordinary shares				
Mak Swee Wah	206,100	**206,100**	-	**-**
Conditional award of restricted shares				
Mak Swee Wah	13,845	**30,845**	-	**-**
Conditional award of performance shares				
Mak Swee Wah	13,967	**28,967**	-	**-**
Interest in Singapore Airport Terminal Services Limited				
Ordinary shares				
Ng Kee Choe	11,000	**11,000**	-	**-**
Keith Tay Ah Kee	35,000	**35,000**	-	**-**
Yeo Chee Tong	-	**200,000**	-	**-**
Interest in STATS ChipPac Ltd				
Ordinary shares				
Edmund Cheng Wai Wing	200,000	**200,000**	-	**-**
Interest in Singapore Telecommunications Limited				
Ordinary shares				
Khaw Kheng Joo	1,360	**1,360**	1,550	**1,550**
Mak Swee Wah	1,550	**1,550**	1,180	**1,180**
Ng Kee Choe	1,540	**1,540**	1,540	**1,540**
Ow Chin Hock	11,900	**11,900**	11,061	**11,061**
Keith Tay Ah Kee	26,650	**26,650**	-	**-**
Yeo Chee Tong	5,315	**5,315**	1,537	**1,537**

2. Directors' Interest in ordinary shares, share options and debentures (continued)

Name of director	DIRECT INTEREST 1.4.2008/ date of appointment	DIRECT INTEREST 31.3.2009	DEEMED INTEREST 1.4.2008/ date of appointment	DEEMED INTEREST 31.3.2009
Interest in SNP Corporation Limited *				
Ordinary shares				
Edmund Cheng Wai Wing	-	**-**	65,000	**-**
Yeo Chee Tong	816,500	**-**	948,053	**-**
Options to subscribe for ordinary shares				
Edmund Cheng Wai Wing	193,000	**-**	-	**-**
Yeo Chee Tong	1,195,000	**-**	-	**-**
Interest in CapitaLand Limited				
Ordinary shares				
Rajiv Behari Lall	12,996	**12,996**	-	**-**
Interest in Chartered Semiconductor Manufacturing Limited				
Ordinary shares				
Ow Chin Hock	-	**-**	10,000	**10,000**
Interest in Mapletree Logistics Trust Management Limited				
Unit holdings in Mapletree Logistics Trust				
Edmund Cheng Wai Wing	220,000	**690,000**	-	**-**
Interest in SP AusNet				
Stapled Securities				
Ng Kee Choe	150,000	**152,990**	-	**-**
Ow Chin Hock	-	**-**	4,000	**4,000**
Keith Tay Ah Kee	100,000	**105,981**	-	**-**
Interest in PT Bank Danamon Indonesia Tbk				
Ordinary shares				
Ng Kee Choe	50,000	**50,000**	-	**-**
Interest in TeleChoice International Limited				
Ordinary shares				
Yeo Chee Tong	9,000	**9,000**	-	**-**
Interest in Singapore Technologies Engineering Limited				
Ordinary shares				
Yeo Chee Tong	-	**-**	2,568	**2,568**
Interest in Singapore Post Limited				
Ordinary shares				
Keith Tay Ah Kee	128,350	**128,350**	-	**-**

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2009, except for Mr Ow Chin Hock whose interest in the ordinary shares of Chartered Semiconductor Manufacturing Limited as at 21 April 2009 was 39,000.

* SNP Corporation Limited ceased to be a related corporation of the Company during the financial year.

2. Directors' Interest in ordinary shares, share options and debentures (continued)

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in ordinary shares, share options or debentures of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. Directors' contractual benefits

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

4. Options on shares in the Company

(i) Employee Share Option Plan

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an Extraordinary General Meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at Extraordinary General Meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

At the date of this report, the Remuneration and Human Resource Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing	-	Chairman
Mak Swee Wah	-	Member
Ng Kee Choe	-	Member
Yeo Chee Tong	-	Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 13,517,300 unissued ordinary shares in the Company at an exercise price of $2.17 per share.

4. Options on shares in the Company (continued)

(i) Employee Share Option Plan (continued)

At the end of the financial year, options to take up 67,001,325 unissued ordinary shares in the Company were outstanding:

Date of grant	Balance at 1.4.2008/ date of grant*	Lapsed	Exercised	Not accepted	Balance at 31.3.2009	Exercise price**	Exercisable period
28.3.2000	5,594,200	515,500	54,800	-	**5,023,900**	$2.15	28.3.2001-27.3.2010
3.7.2000	2,094,650	225,300	36,000	-	**1,833,350**	$1.75	3.7.2001-2.7.2010
2.7.2001	691,900	176,950	13,700	-	**501,250**	$1.19	2.7.2002-1.7.2011
1.7.2002	1,460,100	223,650	8,500	-	**1,227,950**	$1.55	1.7.2003-30.6.2012
1.7.2003	1,496,700	57,300	47,900	-	**1,391,500**	$1.42	1.7.2004-30.6.2013
1.7.2004	5,229,200	83,300	36,000	-	**5,109,900**	$2.04	1.7.2005-30.6.2014
1.7.2005	10,872,950	176,700	31,200	-	**10,665,050**	$2.22	1.7.2006-30.6.2015
3.7.2006	14,494,975	242,050	129,600	-	**14,123,325**	$2.05	3.7.2007-2.7.2016
2.7.2007	13,938,600	220,600	-	-	**13,718,000**	$3.01	2.7.2009-1.7.2017
1.7.2008	13,517,300	110,200	-	-	**13,407,100**	$2.17	1.7.2010-30.6.2018
	69,390,575	2,031,550	357,700	-	**67,001,325**		

* Balance as at date of the most recent grant.

** Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all share options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment.

(ii) Restricted Share Plan ("RSP") and Performance Share Plan ("PSP")

At the Extraordinary General Meeting of the Company held on 19 July 2005, the shareholders approved the adoption of two new share plans, namely the RSP and the PSP, in addition to the Employee Share Option Plan.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% and 120% of the initial grant of the restricted shares and between 0% and 150% of the initial grant of the performance shares.

Based on meeting stated performance conditions over a two-year performance period, 50% of the RSP award will vest. The balance will vest equally over the subsequent two years with fulfilment of service requirements. PSP award will vest based on meeting stated performance conditions over a three-year performance period.

At the date of this report, the Remuneration and Human Resource Committee which administers the RSP and PSP comprises the following directors:

Edmund Cheng Wai Wing - Chairman
Mak Swee Wah - Member
Ng Kee Choe - Member
Yeo Chee Tong - Member

No shares have been granted to controlling shareholders or their associates, or parent group employees under the RSP and PSP.

No employee has received 5% or more of the total number of shares granted under the Employee Share Option Plan, RSP and PSP.

4. Options on shares in the Company (continued)

(ii) Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") (continued)

The details of the shares awarded under the new share plans during the year since commencement of the RSP and PSP are as follows:

RSP

Date of grant	Balance at 1.4.2008/later date of grant	NUMBER OF ORDINARY SHARES Vested	Cancelled	Balance at 31.3.2009
2.10.2006	176,926	(87,910)	(4,972)	**84,044**
27.7.2007	345,750	-	(23,400)	**322,350**
1.11.2007	41,000	-	-	**41,000**
28.7.2008	532,700	-	(21,100)	**511,600**
17.11.2008	50,000	-	-	**50,000**
	1,146,376	(87,910)	(49,472)	**1,008,994**

PSP

Date of grant	Balance at 1.4.2008/later date of grant	NUMBER OF ORDINARY SHARES Vested	Cancelled	Balance at 31.3.2009
2.10.2006	85,651	-	-	**85,651**
27.7.2007	98,200	-	-	**98,200**
1.11.2007	55,000	-	-	**55,000**
28.7.2008	92,000	-	-	**92,000**
	330,851	-	-	**330,851**

5. Audit and Risk Management Committee

The Audit and Risk Management Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Corporate Governance Report.

6. Auditors

The auditors, Ernst & Young LLP, Public Accountants and Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

Edmund Cheng Wai Wing
Chairman

Keith Tay Ah Kee
Director

Dated this 8th day of May 2009

statement by the directors

pursuant to section 201(15)

We, EDMUND CHENG WAI WING and KEITH TAY AH KEE, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the accompanying consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company, together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2009, the changes in equity of the Group and of the Company, the results of the business and the cash flows of the Group for the financial year ended on that date; and

b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

Edmund Cheng Wai Wing
Chairman

Keith Tay Ah Kee
Director

Dated this 8th day of May 2009

independent auditors' report

to the members of Singapore Airport Terminal Services Limited

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages 97 to 155, which comprise the balance sheets of the Group and the Company as at 31 March 2009, the statements of changes in equity of the Group and the Company, the profit and loss account and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the "Act") and Singapore Financial Reporting Standards. This responsibility includes devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss account and balance sheets and to maintain accountability of assets; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2009 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Ernst & Young LLP
Public Accountants and Certified Public Accountants

SINGAPORE
Dated this 8th day of May 2009

consolidated profit and loss account

for the year ended 31 march 2009 (in $ thousand)

	Note	GROUP 2008-09	GROUP 2007-08
Revenue	4	**1,062,094**	958,042
Expenditure			
Staff costs	5	**(442,758)**	(426,691)
Cost of raw materials		**(155,427)**	(86,466)
Licensing fees		**(59,889)**	(61,854)
Depreciation and amortisation charges		**(64,594)**	(59,179)
Company accommodation and utilities		**(77,093)**	(69,720)
Other costs		**(91,446)**	(79,758)
		(891,207)	(783,668)
Operating profit	6	**170,887**	174,374
Interest on borrowings	7	**(6,708)**	(6,142)
Interest income	8	**6,872**	15,719
Dividend from long-term investment, gross		**1,167**	1,119
Share of profits of associated companies		**22,231**	44,711
Share of loss of joint venture company		**(1)**	-
Loss on sale of investment in subsidiary		**(44)**	-
Gain on disposal of property, plant and equipment		**470**	240
Amortisation of deferred income, net of expenses		**(538)**	1,413
Loss on sale of short-term non-equity investment		**(10,821)**	-
Profit before exceptional item		**183,515**	231,434
Exceptional item	9	**-**	17,342
Profit before tax		**183,515**	248,776
Taxation	10	**(35,059)**	(53,597)
Profit after taxation		**148,456**	195,179
Profit attributable to:			
Equity holders of the Company		**146,775**	194,909
Minority interests		**1,681**	270
Profit for the year		**148,456**	195,179
Basic earnings per share (cents)	11	**13.6**	18.2
Diluted earnings per share (cents)	11	**13.6**	17.9

The notes on pages 102 to 155 form an integral part of the financial statements.

balance sheets

at 31 march 2009 (in $ thousand)

	Note	GROUP		COMPANY	
		31.2.2009	31.3.2008	31.3.2009	31.3.2008
Share capital	13	**255,177**	250,079	**255,177**	250,079
Reserves					
Revenue reserve		**1,161,762**	1,165,972	**907,684**	914,041
Foreign currency translation reserve		**(48,495)**	(54,156)	**-**	-
Share-based compensation reserve	14	**23,824**	16,796	**23,824**	16,796
Fair value reserve	14	**(326)**	(684)	**(326)**	(684)
Statutory reserve	14	**6,123**	5,900	**-**	-
		1,142,888	1,133,828	**931,182**	930,153
Equity attributable to equity holders of the Company		**1,398,065**	1,383,907	**1,186,359**	1,180,232
Minority interests		**18,284**	3,996	**-**	-
Total equity		**1,416,349**	1,387,903	**1,186,359**	1,180,232
Deferred taxation	15	**99,405**	47,908	**27,882**	30,984
Notes payable	16	**-**	200,000	**-**	200,000
Term loans	17	**11,294**	3,374	**-**	-
Finance leases	18	**5,580**	3,835	**-**	-
Other long term liability		**4,000**	-	**4,000**	-
Deferred income	19	**20,957**	22,779	**20,957**	22,779
		1,557,585	1,665,799	**1,239,198**	1,433,995
Represented by:					
Property, plant and equipment	20				
Freehold land and buildings		**14,195**	-	**-**	-
Leasehold land and buildings		**460,780**	451,119	**-**	-
Progress payments		**4,864**	5,462	**295**	698
Others		**128,544**	108,244	**333**	535
		608,383	564,825	**628**	1,233
Investment properties	21	**7,001**	-	**410,383**	434,509
Subsidiary companies	22	**-**	-	**540,722**	43,275
Long-term investment	23	**7,904**	7,886	**7,886**	7,886
Joint venture company	24	**266**	-	**-**	-
Associated companies	25	**333,465**	333,313	**270,819**	270,819
Loan to a subsidiary		**-**	-	**726**	-
Loan to an associated company	25	**760**	1,243	**760**	1,243
Intangible assets	26	**474,995**	7,540	**1,146**	547
Other non-current assets	27	**12,064**	8,202	**12,064**	8,202
Deferred tax assets	15	**5,174**	-	**680**	-
Current assets					
Trade debtors	28	**123,756**	52,377	**5,956**	3,989
Other debtors	29	**11,697**	6,917	**2,721**	5,108
Prepayments		**13,131**	2,912	**2,124**	1,535
Related companies	30	**236,631**	184,203	**157,025**	106,643
Associated companies	25	**248**	426	**248**	426
Loan to an associated company	25	**608**	552	**608**	552
Inventories	31	**56,624**	13,891	**218**	289
Short-term non-equity investments		**20,400**	44,436	**20,400**	44,436
Fixed deposits	32	**83,872**	599,953	**83,083**	599,178
Cash and bank balances	32	**53,404**	20,874	**8,004**	13,045
		600,371	926,541	**280,387**	775,201
Less:					
Current liabilities					
Bank overdraft - secured	32	**1,805**	-	**-**	-
Trade creditors		**136,892**	117,764	**19,608**	19,337
Other creditors	33	**67,410**	9,051	**9,515**	1,819
Related companies	30	**-**	-	**44,516**	69,371
Provision for taxation		**53,857**	56,115	**13,364**	18,393
Term loans	17	**31,927**	448	**-**	-
Notes payable	16	**200,000**	-	**200,000**	-
Finance leases - current	18	**907**	373	**-**	-
		492,798	183,751	**287,003**	108,920
Net current assets/(liabilities)		**107,573**	742,790	**(6,616)**	666,281
		1,557,585	1,665,799	**1,239,198**	1,433,995

The notes on pages 102 to 155 form an integral part of the financial statements.

statements of changes in equity

for the year ended 31 march 2009 (in $ thousand)

		ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY									
	Note	Share capital	Revenue reserve	Share-based compensation reserve	Fair value reserve	Statutory reserve*	Foreign currency translation reserve	Total	Minority interests	Total equity
Group										
Balance at 31 March 2008		250,079	1,165,972	16,796	(684)	5,900	(54,156)	1,383,907	3,996	1,387,903
Transfer to statutory reserve		-	(223)	-	-	223	-	-	-	-
Foreign currency translation		-	-	-	-	-	5,661	5,661	48	5,709
Net fair value changes on available-for-sale assets		-	-	-	358	-	-	358	-	358
Net income/(expense) not recognised in the profit and loss account		-	(223)	-	358	223	5,661	6,019	48	6,067
Profit for the year		-	146,775	-	-	-	-	146,775	1,681	148,456
Net income recognised for the year		-	146,552	-	358	223	5,661	152,794	1,729	154,523
Share-based payment		-	-	7,632	-	-	-	7,632	-	7,632
Share options exercised and lapsed		978	313	(604)	-	-	-	687	-	687
Issuance of shares		4,120	-	-	-	-	-	4,120	-	4,120
Issuance of share capital by subsidiary		-	-	-	-	-	-	-	525	525
Acquisition of shares in subsidiary		-	15	-	-	-	-	15	11,821	11,836
Disposal of shares in subsidiary		-	-	-	-	-	-	-	333	333
Dividends, net	12	-	(151,090)	-	-	-	-	(151,090)	(120)	(151,210)
Balance at 31 March 2009		**255,177**	**1,161,762**	**23,824**	**(326)**	**6,123**	**(48,495)**	**1,398,065**	**18,284**	**1,416,349**
Group										
Balance at 31 March 2007		215,536	1,111,298	12,977	(85)	5,582	(31,159)	1,314,149	3,916	1,318,065
Transfer to statutory reserve		-	(318)	-	-	318	-	-	-	-
Foreign currency translation		-	-	-	-	-	(22,997)	(22,997)	-	(22,997)
Net fair value changes on available-for-sale assets		-	-	-	(599)	-	-	(599)	-	(599)
Net income/(expense) not recognised in the profit and loss account		-	(318)	-	(599)	318	(22,997)	(23,596)	-	(23,596)
Profit for the year		-	194,909	-	-	-	-	194,909	270	195,179
Net income and expense recognised for the year		-	194,591	-	(599)	318	(22,997)	171,313	270	171,583
Share-based payment		-	-	7,801	-	-	-	7,801	-	7,801
Share options exercised and lapsed		34,543	72	(3,982)	-	-	-	30,633	-	30,633
Dividends, net	12	-	(139,989)	-	-	-	-	(139,989)	(190)	(140,179)
Balance at 31 March 2008		250,079	1,165,972	16,796	(684)	5,900	(54,156)	1,383,907	3,996	1,387,903

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

statements of changes in equity

for the year ended 31 march 2009 (in $ thousand)

	Note	Share capital	Revenue reserve	Share-based compensation reserve	Fair value reserve	Total equity
Company						
Balance at 31 March 2008		250,079	914,041	16,796	(684)	1,180,232
Net fair value changes on available-for-sale assets		-	-	-	358	358
Profit for the year		-	144,420	-	-	144,420
Net income recognised for the year		-	144,420	-	358	144,778
Share-based payment		-	-	7,632	-	7,632
Share options exercised and lapsed		978	313	(604)	-	687
Issuance of shares		4,120	-	-	-	4,120
Dividends, net	12	-	(151,090)	-	-	(151,090)
Balance at 31 March 2009		**255,177**	**907,684**	**23,824**	**(326)**	**1,186,359**
Company						
Balance at 31 March 2007		215,536	895,801	12,977	(85)	1,124,229
Net fair value changes on available-for-sale assets		-	-	-	(599)	(599)
Profit for the year		-	158,157	-	-	158,157
Net income and expense recognised for the year		-	158,157	-	(599)	157,558
Share-based payment		-	-	7,801	-	7,801
Share options exercised and lapsed		34,543	72	(3,982)	-	30,633
Dividends, net	12	-	(139,989)	-	-	(139,989)
Balance at 31 March 2008		250,079	914,041	16,796	(684)	1,180,232

The notes on pages 102 to 155 form an integral part of the financial statements.

consolidated cash flow statement

for the year ended 31 march 2009 (in $ thousand)

	Note	2008-09	2007-08
Cash flows from operating activities			
Profit before taxation		**183,515**	248,776
Adjustments for:			
Interest income		**(6,872)**	(15,719)
Interest on borrowings		**6,708**	6,142
Dividend from long-term investment		**(1,167)**	(1,119)
Depreciation and amortisation charges		**64,594**	59,179
Effects of exchange rate changes		**(289)**	476
Gain on disposal of investment property		**-**	(17,342)
Gain on disposal of property, plant and equipment		**(470)**	(240)
Share of profits of associated companies		**(22,231)**	(44,711)
Share of loss of joint venture company		**1**	-
Share-based payment expense		**7,632**	7,801
Amortisation of deferred income, net of expenses		**538**	(1,413)
Negative goodwill arising from acquisition of subsidiary	22	**(2,507)**	-
Income from purchase price warranty claim		**(1,112)**	-
Gain on disposal of held for sale assets		**(2,025)**	-
Gain on disposal of long-term investment		**44**	-
Loss on disposal of short-term non-equity investments		**10,821**	-
Operating profit before working capital changes		**237,180**	241,830
Decrease/(increase) in debtors		**18,367**	(380)
Increase in prepayments		**(10,219)**	(147)
Decrease/(increase) in inventories		**9,851**	(1,717)
Decrease/(increase) in amounts owing by related companies		**8,214**	(9,323)
Decrease in creditors		**(25,874)**	(30,519)
Decrease in amounts due from associated companies		**178**	277
Cash generated from operations		**237,697**	200,021
Interest paid to third parties		**(6,708)**	(6,142)
Income taxes paid		**(47,445)**	(38,705)
Net cash from operating activities		**183,544**	155,174
Cash flows from investing activities			
Capital expenditure	32	**(28,079)**	(15,076)
Repayment of loan from associated company		**427**	805
Dividends from associated companies		**18,311**	15,592
Dividend from long-term investment		**1,167**	1,119
Proceeds from disposal of investment property		**-**	38,000
Proceeds from disposal of property, plant and equipment		**1,817**	295
Proceeds from purchase price warranty claim		**556**	-
Interest received from deposits		**7,028**	16,182
Proceeds from disposal of short-term non-equity investments		**13,573**	28,464
Capital expenditure for setting up associated companies		**(3,862)**	(8,202)
Proceeds from disposal of held for sale assets		**5,176**	-
Investment in subsidiaries, net of cash acquired	22	**(457,829)**	-
Acquisition of shares in subsidiary	22	**(627)**	-
Net cash (used in)/from investing activities		**(442,342)**	77,179
Cash flows from financing activities			
Bank charges on sale and leaseback arrangement		**(2,360)**	(410)
Proceeds from term loans		**-**	1,300
Repayment of term loans		**(14,073)**	(297)
Repayment of finance leases		**(319)**	(54)
Proceeds from exercise of share options		**687**	30,633
Dividends paid		**(151,090)**	(139,989)
Dividends paid by subsidiary companies to minority interests		**(120)**	(190)
Proceeds from issuance of shares by subsidiary to minority interests		**525**	-
Net cash used in financing activities		**(166,750)**	(109,007)
Net (decrease)/increase in cash and cash equivalents		**(425,548)**	123,346
Effect of exchange rate changes		**964**	(476)
Cash and cash equivalents at beginning of financial year		**700,323**	577,453
Cash and cash equivalents at end of financial year	32	**275,739**	700,323

The notes on pages 102 to 155 form an integral part of the financial statements.

notes to financial statements

31 march 2009

1. General

Singapore Airport Terminal Services Limited (the "Company") is a limited liability company incorporated in the Republic of Singapore and is listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"). The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, SATS Inflight Catering Centre 1, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the subsidiaries are disclosed in Note 22 to the financial statements. During the year, the Company acquired a controlling interest in Singapore Food Industries Limited ("SFI"). The principal activities of SFI are those relating to food processing and distribution.

The consolidated financial statements for the financial year ended 31 March 2009 were authorised for issue in accordance with a resolution of the Directors on 8 May 2009.

2. Accounting policies

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

(a) Basis of preparation

The consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The financial statements have been prepared on the historical cost basis except as disclosed in the accounting policies below. The financial statements are presented in Singapore Dollars ($) and all values in the tables are rounded to the nearest thousands ($ thousand) as indicated.

(b) New and revised standards

In the current financial year, the Group has adopted all of the new and revised FRS and Interpretations of FRS ("INT FRS") that are relevant to its operations and effective from 1 April 2008. The adoption of these new/revised FRS and INT FRS does not result in changes to the Group's and Company's accounting policies and has no material effect on the accounts reported for the current or prior years.

2. Accounting policies (continued)

(b) New and revised standards (continued)

At the date of authorisation of these financial statements, the following FRS, INT FRS and amendments to FRS that are relevant to the Group were issued but not effective. The Group has not applied the following FRS and INT FRS that have been issued but not yet effective:

		Effective date (Annual periods beginning on or after)
Various Improvements to FRSs		1 January 2009 (unless otherwise stated)
FRS 1:	Presentation of Financial Statements - Revised Presentation - Amendments relating to Puttable Financial Instruments and Obligations Arising on Liquidation	1 January 2009
FRS 23:	Borrowing Costs	1 January 2009
FRS 27:	Consolidated and Separate Financial Statements - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	1 January 2009
FRS 32:	Financial Instruments: Presentation - Amendments relating to Puttable Financial Instrumentsand Obligations Arising on Liquidation	1 January 2009
FRS 39:	Financial Instruments: Recognition and Measurement - Eligible Hedged Items	1 July 2009
FRS 101:	First-time Adoption of Financial Reporting Standards - Amendments relating to Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	1 January 2009
FRS 102:	Share-based Payment - Vesting Conditions and Cancellations	1 January 2009
FRS 107:	Amendments to FRS 107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments	1 January 2009
FRS 108:	Operating Segments	1 January 2009
INT FRS 113:	Customer Loyalty Programmes	1 July 2008
INT FRS 116:	Hedges of a Net Investment in a Foreign Operation	1 October 2008
INT FRS 117:	Distributions of Non-Cash Assets to Owners	1 July 2009
INT FRS 118:	Transfer of Assets from Customers	1 July 2009

The Directors expect that the adoption of the above pronouncements will have no material impact to the financial statements in the period of initial application except for the following:

FRS 1: Presentation of Financial Statements - Revised Presentation

The revised FRS 1 requires owner and non-owner changes in equity to be presented separately. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line item. In addition, the revised standard introduces the statement of comprehensive income: it presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Group is currently evaluating the format to adopt.

This is a disclosure standard with no impact on the financial position or financial performance of the Company.

FRS 108: Operating Segments

FRS 108 requires the disclosure of segment information based on the information reviewed by the entity's chief operating decision maker. The impact of this standard on the other segment disclosures has yet been determined. As this is a disclosure standard, there will be no impact on the financial position or financial performance of the Group and Company.

notes to financial statements

31 march 2009

2. Accounting policies (continued)

(c) Basis of consolidation

The consolidated financial statements comprise the separate financial statements of the Company and its subsidiaries as at the balance sheet date. The financial statements of the subsidiaries used in the preparation of the consolidated financial statements are prepared for the same reporting date as the Company. Consistent accounting policies are applied for like transactions and events in similar circumstances. A list of the Group's subsidiary companies is shown in Note 22 to the financial statements.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions are eliminated in full.

Acquisitions of subsidiaries are accounted for using the purchase method. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Adjustments to those fair values relating to previously held interests are treated as a revaluation and recognised in equity. Any excess of the cost of the business combination over the Group's share in the net fair value of the acquired subsidiary's identifiable assets, liabilities and contingent liabilities is recorded as goodwill on the balance sheet. The accounting policy for goodwill is set out in Note 2 (f)(i). Any excess of the Group's share in the net fair value of the acquired subsidiary's identifiable assets, liabilities and contingent liabilities over the cost of the business combination is recognised in the profit and loss account on the date of acquisition.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases.

Minority interests represent the portion of profit or loss and net assets in subsidiaries not held by the Group and are presented separately in the consolidated profit and loss account and within equity in the consolidated balance sheet, separately from shareholders' equity. On acquisition of minority interests, the difference between the consideration and book value of the share of the net assets acquired is recognised in goodwill. Gain or loss on disposal of minority interests is recognised in profit and loss account.

(d) Subsidiary, associated and joint venture companies

In the Company's separate financial statements, investment in subsidiary and associated companies are accounted for at cost less impairment losses.

A subsidiary company is defined as an entity over which the Group has the power to govern the financial and operating policies, generally accompanied by a shareholding giving rise to the majority of the voting rights.

An associated company is defined as an entity, not being a subsidiary company or joint venture company, in which the Group has significant influence, but not control, generally accompanied by a shareholding giving rise to between and including 20% and 50% of the voting rights. A list of the Group's associated companies is shown in Note 25 to the financial statements.

The Group's investments in associated companies are accounted for using the equity method. Under the equity method, the investment in associated company is measured in the balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associated company. Goodwill relating to an associated company is included in the carrying amount of the investment. Any excess of the Group's share of the net fair value of the associated company's identifiable assets, liabilities and contingent liabilities over the cost of investment is deducted from the carrying amount of the investment and is recognised as income as part of the Group's share of profit or loss of the associated company in the period in which the investment is acquired.

When the Group's share of losses in an associated company equals or exceeds its interest in the associated company, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.

A joint venture company is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, where the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control. The Group's joint venture company is shown in Note 24 to the financial statements.

2. Accounting policies (continued)

(d) Subsidiary, associated and joint venture companies (continued)

The Group's share of the results of the joint venture company is recognised in the consolidated financial statements under the equity method on the same basis as associated companies, from the date that joint venture commences until the date it ceases. When the Group's share of losses exceeds the carrying amount of the joint venture company, the carrying amount is reduced to zero and recognition of further losses is discontinued unless the Group has incurred obligations in respect of the joint venture company.

The most recently available audited financial statements of the associated and joint venture companies are used by the Group in applying the equity method. Where the dates of the audited financial statements used are not co-terminous with those of the Group, the share of results is arrived at from the last audited financial statements available and unaudited management financial statements to the end of the accounting period. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

(e) Functional and foreign currencies

(i) Functional currency

The management has determined the currency of the primary economic environment in which the Company operates i.e. functional currency, to be Singapore dollars. Sales prices and major costs of providing goods and services including major operating expenses are primarily influenced by fluctuations in Singapore dollars.

(ii) Foreign currency transactions

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing at dates of transactions. All foreign currency monetary assets and liabilities are translated into Singapore dollars using year-end exchange rates. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Gains and losses arising from conversion of monetary assets and liabilities are dealt with in the profit and loss account.

(iii) Foreign currency translations

For the purposes of the Group financial statements, the net assets of the foreign subsidiary, associated and joint venture companies are translated into Singapore dollars at the exchange rates ruling at the balance sheet date. The financial results of foreign subsidiary, associated and joint venture companies are translated monthly into Singapore dollars at the prevailing exchange rates. The resulting gains or losses on exchange are taken to foreign currency translation reserve.

Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and are recorded in the functional currency of the foreign operations, and translated at the closing rate at the balance sheet date.

On disposal of a foreign operation, the cumulative amount of exchange differences deferred in equity relating to that foreign operations is recognised in the profit and loss account as a component of the gain or loss on disposal.

(f) Intangible assets

(i) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

2. Accounting policies (continued)

(f) Intangible assets (continued)

(i) Goodwill (continued)

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

The cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the cash-generating unit may be impaired, by comparing the carrying amount of the cash-generating unit, including the allocated goodwill, with the recoverable amount of the cash-generating unit. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss is recognised in the profit and loss account. Impairment losses recognised for goodwill are not reversed in subsequent periods.

Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative fair values of the operation disposed of and the portion of the cash-generating unit retained.

(ii) Computer software

Computer software is stated at cost less accumulated amortisation and impairment losses, if any. The cost is amortised using the straight-line method over the estimated useful life of 5 years.

(iii) Transferable fishing licences

Fishing licences are acquired in a business combination. It has indefinite life and is tested annually for impairment or whenever there is indication of impairment, as described in Note 2(y).

(iv) Abattoir licence

The abattoir licence is acquired in a business combination. It is amortised on a straight line basis over its estimated useful life of 14 years.

(v) Other intangible assets

Other intangible assets relate to brand names and customer relationships acquired in a business combination. The useful lives of some of the brands acquired are estimated to be indefinite because based on the current market share of the brands, the management believes there is no foreseeable limit to the period over which the brands are expected to generate net cash inflows for the Group. For those brands with finite lives, they are measured at cost less accumulated amortisation and impairment losses. These intangible assets are amortised in the profit and loss account on a straight-line basis over their estimated useful lives as follows:

Brand names	17 years
Customer relationships	5 years

(g) Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property, plant and equipment is recognised as an asset if, and only if, it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals are capitalised and expenditure for maintenance and repairs are charged to the profit and loss account. When assets are sold or retired, their costs, accumulated depreciation and accumulated impairment losses, if any, are removed from the financial statements and any gain or loss resulting from their disposal is included in the profit and loss account.

2. Accounting policies (continued)

(g) Property, plant and equipment (continued)

The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the asset to a working condition for its intended use, and the cost of dismantling and removing the items and restoring the site on which they are located.

(h) Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis at rates which are calculated to write-down their costs to their estimated residual values at the end of their operational lives. Operational lives and residual values are reviewed annually in the light of experience and changing circumstances, and adjusted as appropriate at each balance sheet date. The estimated useful lives are as follows:

Freehold buildings	-	50 years
Leasehold land and buildings	-	according to the lease period or 30 years whichever is the shorter
Office fittings and fixtures and office and commercial equipment	-	1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	-	1 to 12 years

No depreciation is provided for progress payments.

Fully-depreciated property, plant and equipment are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

(i) Investment properties

Investment properties are stated at cost, net of depreciation and any impairment loss. Depreciation is provided on the straight line basis so as to write off the cost of the leasehold investment properties over its estimated useful lives according to the lease period or 30 years whichever is shorter.

Investment properties are de-recognised when either they have been disposed of or when the investment property is permanently withdrawn from use and no future economic benefit is expected from its disposal. Any gains or losses on the retirement or disposal of an investment property are recognised in the profit and loss account in the year of retirement or disposal.

For a transfer from owner occupied property to investment property, the property is accounted for in accordance with the accounting policy for property, plant and equipment set out in Note 2(g) up to the date of change in use.

(j) Leases

Finance lease - as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Any initial direct costs are also added to the amount capitalised. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the profit and loss account.

For sale and finance leaseback, differences between sales proceeds and net book values are taken to the balance sheet as deferred gain on sale and leaseback transactions, included under "deferred income" and amortised over the minimum lease terms.

Operating lease - as lessee

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased assets are classified as operating leases. Operating lease payments are recognised as an expense in the profit and loss account on a straight-line basis over the lease term.

Gains arising from sale and operating leaseback of assets are determined based on fair values. Sale proceeds in excess of fair values are deferred and amortised over the minimum lease terms.

notes to financial statements

31 march 2009

2. **Accounting policies** (continued)

(j) Leases (continued)

Operating lease - as lessor

Leases where the Group retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognised over the lease term on the same bases as rental income. The accounting policy for rental income is set out in Note 2(w).

(k) Inventories

Inventories, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost for fresh and chilled products are determined on a first-in-first-out basis while costs for all other remaining products are determined using the weighted average cost basis. Costs comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. In the case of manufactured inventories and work-in-progress, cost includes an appropriate share of production overheads based on normal operating capacity.

Net realisable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

(l) Non-current assets held for sale

Non-current assets that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets are re-measured in accordance with the Group's accounting policies. Thereafter generally the assets are measured at the lower of their carrying amount and fair value less cost to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on re-measurement are recognised in the profit and loss account. Gains are not recognised in excess of any cumulative losses.

(m) Financial assets

Financial assets are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets classified as fair value through profit and loss are recognised initially at fair value. Financial assets classified as loans and receivables, held to maturity investments, or available-for-sale are recognised initially at fair value plus directly attributable transaction costs. The Group determines the classifications of its financial assets after initial recognition, and where allowed and appropriate, re-evaluates this designation at each financial year-end.

A financial asset is de-recognised when the contractual right to receive cash flows from the asset has expired. On de-recognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that has been recognised directly in equity is recognised in the profit and loss account.

All regular way purchases and sales of financial assets are recognised or de-recognised on the trade date, i.e., the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace concerned.

Financial assets at fair value through profit and loss

There are two sub-categories: financial assets held for trading, and those designated as fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also classified under this category unless they are designated as hedging derivatives. Gains or losses on financial instruments held at fair value through profit and loss are recognised in the profit and loss account.

Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months after the balance sheet date.

2. Accounting policies (continued)

(m) Financial assets (continued)

Loans and receivables

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit and loss account when the loans and receivables are de-recognised or impaired, as well as through the amortisation process. Receivables are included in trade debtors on the balance sheet (Note 2 (n)).

Available-for-sale investments

Available-for-sale investments are non-derivative financial assets that are either designated in this category, or not classified in any other categories. After initial recognition, available-for-sale investments are measured at fair value with gains or losses being recognised in the fair value reserve until the investment is de-recognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss account.

The fair value of quoted investments is generally determined by reference to stock exchange quoted market bid prices at the close of the business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions or reference to the current market value of another instrument (which is substantially the same). For investments where there is no active market and where fair value cannot be reliably measured, they are measured at cost less impairment loss.

Short-term non-equity investments and unquoted equity investments are classified as available-for-sale investments.

(n) Trade debtors and other debtors

Trade debtors, which generally have 30-90 day terms, other debtors and amounts owing by the holding company and the related companies are classified and accounted for as loans and receivables.

(o) Cash and bank balances

Cash and bank balances are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Cash on hand, demand deposits and short-term deposits are classified and accounted for as loans and receivables.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash on hand and deposits in banks, net of outstanding bank overdrafts.

(p) Taxation

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred tax

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are recognised for all temporary differences, except:

- Where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction affects neither the accounting profit nor taxable profit or loss;

2. Accounting policies (continued)

(p) Taxation (continued)

Deferred tax (continued)

- In respect of temporary differences associated with investments in subsidiary, associated and joint venture companies, where the timing of the reversal of the temporary differences can be controlled by the Group and it is probable that the temporary differences will not reverse in the foreseeable future; and

- In respect of deductible temporary differences and carry forward of unused tax credits and unused tax losses, if it is not probable that taxable profit will be available against which the deductible temporary differences and carry forward of unused tax credits and unused tax losses can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxes are recognised in the profit and loss account except that deferred tax relating to items recognised directly in equity is recognised directly in equity and deferred tax arising from a business combination is adjusted against goodwill on consolidation.

(q) Loans, notes payable and borrowings

Loans, notes payable and other borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

(r) Borrowing cost

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalised if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditure and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use.

(s) Employee benefits

Equity compensation plan

The Group has in place an Employee Share Option Plan (the "Plan") for the granting of share options to senior executives and all other employees to subscribe for ordinary shares in the Company. The exercise price approximates the market value of the ordinary shares on the date of grant.

The Group has also implemented the Restricted Share Plan and Performance Share Plan for awarding of fully paid ordinary shares to key senior management and senior executives, when and after pre-determined performance or service conditions are accomplished.

Details of the Plan are disclosed in Note 13 to the financial statements.

Equity-settled transactions

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the options or awards at the date on which the share options or awards are granted. In valuing the share options, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company.

This cost is recognised in the profit and loss account, with a corresponding increase in the share-based compensation reserve, over the vesting period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). Non-market vesting conditions are included in the estimation of the number of shares under options that are expected to become exercisable on the vesting date. At each balance sheet date, the Group revises its estimates of the number of shares under options that are expected to become exercisable on the vesting date and recognises the impact of the revision of the estimates in the profit and loss account, with a corresponding adjustment to the share-based compensation reserve over the remaining vesting period.

2. Accounting policies (continued)

(s) Employee benefits (continued)

Equity-settled transactions (continued)

No expense is recognised for options or awards that do not ultimately vest, except for options or awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance and/or service conditions are satisfied.

The share-based compensation reserve is transferred to revenue reserve upon cancellation or expiry of the vested options or awards. When the options are exercised or awards are released, the share-based compensation reserve is transferred to share capital if new shares are issued, or to treasury shares if the options are satisfied by the reissuance of treasury shares.

Defined contribution plan

As required by law, the companies in Singapore make contributions to the Central Provident Fund ("CPF") scheme in Singapore, a defined contribution pension scheme. Certain of the Group's companies and overseas stations outside Singapore make contributions to their respective countries' pension schemes. Such contributions are recognised as an expense in the period in which the related service is performed.

(t) Financial liabilities

Financial liabilities include trade creditors, which are normally settled on 30-90 day terms, other creditors, amount owing to related companies and interest-bearing loans and borrowings. Financial liabilities are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. Financial liabilities are recognised initially at fair value, plus, in the case of financial liabilities other than derivatives, directly attributable transaction costs. Subsequent to initial recognition, all financial liabilities are measured at amortised cost using the effective interest method.

A financial liability is de-recognised when the obligation under the liability is extinguished. For financial liabilities other than derivatives, gains and losses are recognised in the profit and loss account when the liabilities are de-recognised or impaired, and through the amortisation process.

(u) Derivative financial instruments

The Group uses derivative financial instruments such as interest rate swaps to hedge its risks associated with interest rate fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. The fair value of these instruments is determined by reference to market values for similar instruments. Derivative financial instruments are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Derivative financial instruments for the Group are classified as held for trading and any gains or losses arising from changes in fair value on derivative financial instruments are taken to the profit and loss account for the year.

(v) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the profit and loss account net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance costs.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

2. Accounting policies (continued)

(w) Revenue

Revenue from ground handling, inflight catering, aviation security services, airline laundry and airport cargo delivery management services is recognised upon rendering of services. Revenue from manufacturing and exporting chilled and frozen processed foods is recognised upon delivery and acceptance of goods sold. Rental income arising on investment properties is accounted for on a straight-line basis over the lease terms.

(x) Income from investments

Dividend income from investments is recognised when the shareholders' right to receive payments is established.

Interest income from investments and fixed deposits is recorded using the effective interest rate method and recognised on a time proportion basis.

(y) Impairment of non-financial and financial assets

An asset's recoverable amount is the higher of an asset's or cash-generating unit's fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Non-financial assets

The carrying amounts of the Group's non-financial assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is charged to the profit and loss account unless it reverses a previous revaluation credited to equity, in which case it is charged to equity. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount.

The Group also assesses at each balance sheet date whether a financial asset or a group of financial assets is impaired.

Financial assets

Assets carried at amortised cost

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced either directly or through the use of an allowance account. The impairment loss is recognised in the profit and loss account.

When the asset becomes uncollectible, the carrying amount of impaired financial assets is reduced directly or if an amount was charged to the allowance account, the amounts charged to the allowance account are written off against the carrying value of the financial asset.

To determine whether there is objective evidence that an impairment loss on financial assets has been incurred, the Group considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment is reversed to the extent that the carrying amount of the asset does not exceed its amortised cost at the reversal date. The amount of reversal is recognised in the profit and loss account.

Assets carried at cost

If there is objective evidence (such as significant adverse changes in the business environment where the issuer operates, probability of insolvency or significant financial difficulties of the issuer) that an impairment loss on financial assets carried at cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed in subsequent periods.

2. Accounting policies (continued)

(y) Impairment of non-financial and financial assets (continued)

Financial assets (continued)

Available-for-sale financial assets

Significant or prolonged decline in fair value below cost, significant financial difficulties of the issuer or obligor, and the disappearance of an active trading market are considerations to determine whether there is objective evidence that investment securities classified as available-for-sale financial assets are impaired.

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in the profit and loss account, is transferred from equity to the profit and loss account. Reversals of impairment losses in respect of equity instruments are not recognised in the profit and loss account. Reversals of impairment losses on debt instruments are reversed through the profit and loss account if the increase in fair value of the debt instrument can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account.

(z) Segmental reporting

Business segment

Following the acquisitions of Singapore Food Industries Limited, Menzies Aviation (Hong Kong) Ltd and the entire minority interest in Country Foods Pte Ltd, the Group's businesses are reorganised into airport services and food solutions divisions and are managed as two separate segments. The prior period segment information presented for comparative purposes is restated accordingly.

Geographical segment

Revenue for the Group is derived from Singapore, United Kingdom and other geographical areas.

3. Significant accounting estimates and judgements

Estimates and assumptions concerning the future are made in the preparation of the financial statements. They affect the application of the Group's accounting policies, reported amounts of assets, liabilities, income and expenses, and disclosures made. They are assessed on an on-going basis and are based on experience and relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Carrying value of associated companies

The Group acquired certain investments in associates at a premium to their net asset value. As at 31 March 2009, the carrying value of investments in associates exceeded the underlying net asset value by $85.6 million (2008: $99.0 million).

The above carrying value is supported by the value that is expected to be derived from these associates in the future or their value-in-use. Estimating the value-in-use requires the Group to make an estimate of the expected future cash flows from these associates and also to adopt a suitable discount rate to calculate the present value of the cash flows. Changes in these estimates could have a significant impact on the value-in-use and therefore the carrying amount of these investments in associates.

(b) Income taxes

The Group has exposure to income taxes in numerous jurisdictions. Management judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amount of the Group's tax payables at 31 March 2009 was $53.9 million (2008: $56.1 million).

notes to financial statements

31 march 2009

4. Revenue (In $ Thousand)

(a) Revenue

Revenue represents rental income, airport services and food solutions by the Company and the Group. Airport services include ground handling and aviation security services while food solutions refer to inflight catering, food processing and distribution services. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	GROUP	
	2008-09	**2007-08**
External customers	**451,230**	338,266
Immediate holding company	**451,295**	452,128
Related companies	**159,569**	167,648
	1,062,094	958,042

(b) Analysis by activity

	GROUP	
	2008-09	**2007-08**
Airport Services	**540,977**	461,363
Food Solutions	**508,241**	481,928
Corporate	**12,876**	14,751
	1,062,094	958,042

5. Staff costs (In $ Thousand)

	GROUP	
	2008-09	**2007-08**
Staff costs:		
Salaries, bonuses and other costs *	**414,887**	389,023
CPF and other defined contributions ^	**20,239**	29,867
Share-based compensation expense #	**7,632**	7,801
	442,758	426,691
Number of employees at end of year	**11,577**	8,413

* Included in salaries, bonuses and other costs are contract labour expenses of $58,232,000 (2007-08: $58,289,000).
^ Included in the Central Provident Fund ("CPF") are job credits from the Government of $12,284,000.
# Disclosures relating to share-based compensation expense are in Note 13.

6. Operating profit (In $ Thousand)

	GROUP	
	2008-09	**2007-08**
Operating profit for the financial year is stated after charging:		
Directors' emoluments		
- Directors of the Company	**749**	620
- Directors of subsidiary companies	**731**	481
Auditors' remuneration		
- Audit fee	**375**	291
- Non-audit fee	**834**	188
Maintenance of equipment and vehicles	**18,945**	16,922
IT expenses	**11,539**	11,566
Hire of ground support equipment	**4,309**	4,519
Leasehold land rental	**3,547**	2,147
Exchange (gain)/loss, net	**(1,804)**	1,714

7. Interest on borrowings (In $ Thousand)

	GROUP	
	2008-09	**2007-08**
Interest expenses on:		
Loan from third parties	**708**	126
Notes payable	**6,000**	6,016
	6,708	6,142

8. Interest income (In $ Thousand)

	GROUP	
	2008-09	**2007-08**
Interest income from:		
Immediate holding company	**916**	3,027
Third parties	**5,889**	12,550
Associated companies	**67**	142
	6,872	15,719

9. Exceptional item

The exceptional item relates to gain on disposal of an investment property.

10. Taxation (In $ Thousand)

	GROUP	
	2008-09	**2007-08**
Current taxation:		
Provision in respect of profit for the year	**37,215**	46,276
Over provision in respect of prior years	**(1,834)**	(604)
Deferred taxation:		
Movement in temporary differences	**(6,370)**	(5,396)
Under/(over) provision of deferred taxation in respect of prior years	**271**	(185)
Effects of change in tax rates	**(2,669)**	-
Share of associated companies' taxation	**8,395**	13,290
Provision for withholding tax expense on share of associated companies' profits	**51**	216
	35,059	53,597

A reconciliation between taxation expense and the product of accounting profit multiplied by the applicable tax rate for the years ended 31 March is as follows:

	GROUP	
	2008-09	**2007-08**
Profit before taxation	**183,515**	248,776
Taxation at statutory tax rate of 17% (2008: 18%)	**31,198**	44,780
Adjustments		
Expenses not deductible for tax purposes	**6,614**	6,847
Additional tax on income of associated companies whose effective tax rate is higher than the statutory tax rate	**4,408**	3,991
Effect of different tax rates in other countries	**(309)**	-
Over provision of current taxation in respect of prior years	**(1,834)**	(604)
Effects of change in tax rates	**(2,669)**	-
Under/(over) provision of deferred taxation in respect of prior years	**271**	(185)
Utilisation of previously unrecognised tax losses	**-**	(138)
Tax exempt income	**(3,438)**	(2,465)
Provision for withholding tax expense on share of associated companies' profits	**51**	216
Other withholding tax paid	**934**	1,094
Others	**(167)**	61
Current financial year's taxation charge	**35,059**	53,597

10. Taxation (In $ Thousand) (continued)

On 22 January 2009, the Government announced a one percentage point cut in corporate tax rate from Year of Assessment 2010. The financial effect of the reduction in tax rate was reflected in the current financial year.

In prior years, one of the subsidiaries of the Group had a change in its shareholdings, for which approximately $1,439,500 of tax losses and $814,000 of unutilised capital allowances available for future use by the subsidiary were carried forward. The ability of the subsidiary to utilise the brought forward tax losses and allowances is dependant on the subsidiary obtaining a waiver for the application of the shareholders' test. The outcome of this matter cannot be presently determined. The current financial statements do not include the effect to the profit and loss account of a tax charge of approximately $504,184 that may result from failure to obtain the required waiver.

11. Earnings per share

	GROUP	
	2008-09	**2007-08**
Profit attributable to equity holders of the Company (In $ Thousand)	**146,775**	194,909

	GROUP 31 MARCH	
	2009	**2008**
Weighted average number of ordinary shares in issue used for computing basic earnings per share	**1,079,144,807**	1,073,416,918
Adjustment for share options	**563,495**	13,071,167
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	**1,079,708,302**	1,086,488,085
Basic earnings per share (cents)	**13.6**	18.2
Diluted earnings per share (cents)	**13.6**	17.9

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of dilutive options of the Company.

4,390,555 (2008: 28,863,508) of the share options granted to employees under the existing employee share option plans have not been included in the calculation of the diluted earnings per share because they are anti-dilutive for the current and previous financial period presented.

12. Dividends paid and proposed (In $ Thousand)

	GROUP AND COMPANY	
	2008-09	**2007-08**
Dividends paid:		
Final dividend of 10 cents (2008: 6 cents) per ordinary share (one-tier tax exempt) (2008: 18%) tax in respect of previous financial year	**107,921**	52,874
Special dividend of 5 cents per ordinary share less 18% tax in respect of previous financial year	**-**	44,062
Interim dividend of 4 cents (2008: 4 cents) per ordinary share (one-tier tax exempt) in respect of current financial year	**43,169**	43,053
	151,090	139,989

The Directors proposed the following dividends for the financial year ended 31 March 2009:

	2008-09
Final dividend of 6 cents per ordinary share (one-tier tax exempt)	**64,754**

13. Share capital (In $ Thousand)

	GROUP AND COMPANY 31 MARCH	
	2009	**2008**
Issued and fully paid share capital		
Ordinary shares		
Balance at beginning of the year		
1,076,502,080 (2008: 1,061,792,020) ordinary shares	**250,079**	215,536
357,700 (2008: 14,710,060) share options exercised during the year	**796**	34,543
87,910 (2008: NIL) shares vested and issued during the year	**182**	-
2,288,904 ordinary shares issued during the year	**4,120**	-
Balance at end of the year		
1,079,236,594 (2008: 1,076,502,080) ordinary shares	**255,177**	250,079

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction.

During the financial year, the Company issued 357,700 ordinary shares (2008: 14,710,060) upon exercise of options granted under the Employee Share Option Plan. In addition, 87,910 ordinary shares were vested and issued during the financial year under the Restricted Share Plan.

During the financial year, the Company also issued 2,288,904 ordinary shares to one minority shareholder of Country Foods Pte Ltd ("Country Foods") as partial consideration for his entire shareholding in Country Foods.

Share option plan

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, grants non-transferrable options to selected employees. Options are granted for terms of 10 years to purchase the ordinary shares of the Company at an exercise price equivalent to the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

There are no cash settlement alternatives.

Information with respect to the number of options granted under the Plan is as follows:

	GROUP 31 MARCH			
	2009		**2008**	
	Number of options	**Weighted average exercise price**	**Number of options**	**Weighted average exercise price**
Outstanding at beginning of the year	**55,873,275**	**$2.28**	57,508,655	$2.04**
Granted	**13,517,300**	**$2.17**	14,201,500	$3.01
Not accepted	-		(108,500)	
Exercised	**(357,700)**	**$1.92**	(14,710,060)	$2.04
Lapsed	**(2,031,550)**	**$2.02**	(1,018,320)	$2.11
Outstanding at end of the year	**67,001,325**	**$2.27**	55,873,275	$2.28
Exercisable at end of the year	**39,201,075**	**$2.04**	26,550,137	$2.03

notes to financial statements

31 march 2009

13. Share capital (In $ Thousand) (continued)

Share option plan (continued)

Fair values of the options

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted each year under the Plan. The estimate of the fair value of the services received is measured based on a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the July 2008 and July 2007 grants:

	July 2008 Grant	July 2007 Grant
Expected dividend yield (%)	Management's forecast in line with dividend policy	
Expected volatility (%)	25.1	27.9
Risk-free interest rate (%)	2.89	2.65
Expected life of options (years)	6.0	6.0
Exercise price ($)	2.17	3.01
Share price at date of grant ($)	2.21	3.10

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. No other features of options were incorporated into the measurement of fair value.

Proceeds received from share options exercised during the year were:

	GROUP	
	2008-09	2007-08
Aggregate proceeds from ordinary shares issued	**687**	30,633

Details of share options granted during the financial year:		
Expiry date	**30.6.2018**	1.7.2017
Exercise price	**$2.17**	$3.01

Terms of share options outstanding as at 31 March 2009:

Exercise period	Exercise price	Number outstanding	Number exercisable
28.03.2001 to 27.03.2010	$ 2.15	154,300	154,300
28.03.2002 to 27.03.2010	$ 2.15	4,555,400	4,555,400
28.03.2003 to 27.03.2010	$ 2.15	156,750	156,750
28.03.2004 to 27.03.2010	$ 2.15	157,450	157,450
03.07.2001 to 02.07.2010	$ 1.75	135,500	135,500
03.07.2002 to 02.07.2010	$ 1.75	1,329,050	1,329,050
03.07.2003 to 02.07.2010	$ 1.75	184,400	184,400
03.07.2004 to 02.07.2010	$ 1.75	184,400	184,400
02.07.2002 to 01.07.2011	$ 1.19	7,500	7,500
02.07.2003 to 01.07.2011	$ 1.19	436,700	436,700
02.07.2004 to 01.07.2011	$ 1.19	7,600	7,600
02.07.2005 to 01.07.2011	$ 1.19	49,450	49,450
01.07.2003 to 30.06.2012	$ 1.55	21,800	21,800
01.07.2004 to 30.06.2012	$ 1.55	888,200	888,200
01.07.2005 to 30.06.2012	$ 1.55	153,300	153,300
01.07.2006 to 30.06.2012	$ 1.55	164,650	164,650
01.07.2004 to 30.06.2013	$ 1.42	31,625	31,625
01.07.2005 to 30.06.2013	$ 1.42	1,138,425	1,138,425
01.07.2006 to 30.06.2013	$ 1.42	101,925	101,925
01.07.2007 to 30.06.2013	$ 1.42	119,525	119,525
01.07.2005 to 30.06.2014	$ 2.04	258,700	258,700
01.07.2006 to 30.06.2014	$ 2.04	4,250,300	4,250,300
01.07.2007 to 30.06.2014	$ 2.04	284,200	284,200
01.07.2008 to 30.06.2014	$ 2.04	316,700	316,700

13. Share capital (In $ Thousand) (continued)

Share option plan (continued)

Exercise period	Exercise price	Number outstanding	Number exercisable
01.07.2006 to 30.06.2015	$2.22	324,425	324,425
01.07.2007 to 30.06.2015	$2.22	9,650,075	9,650,075
01.07.2008 to 30.06.2015	$2.22	345,275	345,275
01.07.2009 to 30.06.2015	$2.22	345,275	-
03.07.2007 to 02.07.2016	$2.05	156,812	156,812
03.07.2008 to 02.07.2016	$2.05	13,636,638	13,636,638
03.07.2009 to 02.07.2016	$2.05	164,937	-
03.07.2010 to 02.07.2016	$2.05	164,938	-
02.07.2009 to 01.07.2017	$3.01	13,718,000	-
01.07.2010 to 30.06.2018	$2.17	13,407,100	-
		@ 67,001,325	39,201,075

@ The total number of options outstanding includes 7,272,850 (2008: 6,699,050) share options not exercised by employees who have retired or ceased to be employed by the Company or any of the subsidiary companies by reason of (i) ill health, injury or disability or death; (ii) redundancy; or (iii) any other reason approved in writing by the Committee administering the plan. The said options are exercisable up to the expiration of the applicable exercise period or the period of five years from the date of retirement or cessation of employment, whichever is earlier.

Details of movements of share options:

Date of grant	Balance at 1.4.2008/ date of grant*	Lapsed	Exercised	Not accepted	Balance at 31.3.2009	Exercise price**	Exercisable period
28.3.2000	5,594,200	515,500	54,800	-	**5,023,900**	$2.15	28.3.2001-27.3.2010
3.7.2000	2,094,650	225,300	36,000	-	**1,833,350**	$1.75	3.7.2001-2.7.2010
2.7.2001	691,900	176,950	13,700	-	**501,250**	$1.19	2.7.2002-1.7.2011
1.7.2002	1,460,100	223,650	8,500	-	**1,227,950**	$1.55	1.7.2003-30.6.2012
1.7.2003	1,496,700	57,300	47,900	-	**1,391,500**	$1.42	1.7.2004-30.6.2013
1.7.2004	5,229,200	83,300	36,000	-	**5,109,900**	$2.04	1.7.2005-30.6.2014
1.7.2005	10,872,950	176,700	31,200	-	**10,665,050**	$2.22	1.7.2006-30.6.2015
3.7.2006	14,494,975	242,050	129,600	-	**14,123,325**	$2.05	3.7.2007-2.7.2016
2.7.2007	13,938,600	220,600	-	-	**13,718,000**	$3.01	2.7.2009-1.7.2017
1.7.2008	13,517,300	110,200	-	-	**13,407,100**	$2.17	1.7.2010-30.6.2018
	69,390,575	2,031,550	357,700	-	**67,001,325**		

* Balance as at date of the most recent grant

** Following approval by the Company's shareholders of the declaration of a special dividend of $0.05 per share on 26 July 2007, the Committee administering the Plan has approved a $0.05 reduction in the exercise prices of all share options outstanding on 30 July 2007. The exercise prices reflected here are the exercise prices after such adjustment. The Company has accounted for the modification in accordance to FRS 102. As the incremental fair value of the share options resulting from the modification is $NIL, no adjustment is made to the share-based payment expenses in the current year.

The range of exercise prices for options outstanding at the end of the year is $1.19 - $3.01 (2007-08: $1.19 - $3.01). The weighted average remaining contractual life for these options is 6.74 years (2007-08: 7.02 years).

The estimated weighted average fair value of options granted during the year was $0.36 (2007-08: $0.72).

The weighted average share price for options exercised during the year was $2.17 (2007-08: $3.09).

Share-based incentive plans

The Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") are share-based incentive plans for senior management staff, which were approved by the shareholders of the Company on 19 July 2005.

13. Share capital (In $ Thousand) (continued)

Share-based incentive plans (continued)

The details of the two plans are described below:

	Restricted Share Plan ("RSP")	Performance Share Plan ("PSP")
Plan Description	Award of fully-paid ordinary shares of the Company, conditional on position and individual performance targets set at the start of a two-year performance period based on stretched medium-term Group and Company objectives.	Award of fully-paid ordinary shares of the Company, conditional on performance targets set at the start of a three-year overlapping performance period based on stretched long-term corporate objectives.
Performance Conditions	At Group level • EBITDA# Margin • Value Added per $ Employment Cost	• Absolute Total Shareholder Return (TSR) • Absolute Return on Equity (ROE)
Vesting Condition	Based on meeting stated performance conditions over a two-year performance period, 50% of award will vest. Balance will vest equally over the subsequent two years with fulfilment of service requirements.	Vesting based on meeting stated performance conditions over a three-year performance period.
Payout	0% - 120% depending on the achievement of pre-set performance targets over the performance period.	0% - 150% depending on the achievement of pre-set performance targets over the performance period.

EBITDA denotes Earnings before Interest, Taxes, Depreciation, Amortisation

The Group has acquired Singapore Food Industries Limited ("SFI") and SFI was delisted from SGX ST with effect from 22 April 2009. The Company has agreed that it will award each participant in the SFI PSP and SFI RSP a corresponding value under the Company Share Plans which will correspond to the fair value of SFI participants' awards.

Fair values of RSP and PSP

The fair value of services received in return for shares awarded is measured by reference to the fair value of shares granted each year under the SATS RSP and PSP. The estimate of the fair value of the services received is measured based on a Monte Carlo simulation model, which involves projection of future outcomes using statistical distributions of key random variables including share price and volatility of returns.

The following table lists the inputs to the model used for the awards:

RSP

	Nov 2008	Jul 2008	Nov 2007	Jul 2007
Expected dividend yield (%)	Management's forecast in line with dividend policy			
Expected volatility (%)	22.0 - 25.4	22.0 - 25.4	23.4 - 27.3	21.7- 25.6
Risk-free interest rate (%)	1.1 - 1.9	1.1 - 1.9	2.1 - 2.4	2.45 - 2.59
Expected term (years)	1.9 - 3.9	1.9 - 3.9	1.7 - 3.7	1.9 - 3.9
Cost of equity (%)	N.A.	N.A.	N.A.	N.A.
Share price at date of grant ($)	1.50	2.09	2.93	3.04

PSP

	Jul 2008	Nov 2007	Jul 2007
Expected dividend yield (%)	Management's forecast in line with dividend policy		
Expected volatility (%)	24.1	23.4	21.7
Risk-free interest rate (%)	1.44	2.17	2.47
Expected term (years)	2.9	2.7	2.9
Cost of equity (%)	8.2	8.2	8.2
Share price at date of grant ($)	2.09	2.93	3.04

13. Share capital (In $ Thousand) (continued)

Share-based incentive plans (continued)

For non-market conditions, achievement factors are determined based on inputs from the Remuneration and Human Resource Committee for the purpose of accrual for the RSP until the achievement of the targets can be accurately ascertained.

The details of the shares awarded under the new share plans during the year since commencement of the RSP and PSP are as follows:

RSP

	NUMBER OF ORDINARY SHARES			
Date of grant	**Balance at 1.4.2008/later date of grant**	**Vested**	**Cancelled**	**Balance at 31.3.2009**
2.10.2006	176,926	(87,910)	(4,972)	**84,044**
27.7.2007	345,750	-	(23,400)	**322,350**
1.11.2007	41,000	-	-	**41,000**
28.7.2008	532,700	-	(21,100)	**511,600**
17.11.2008	50,000	-	-	**50,000**
	1,146,376	(87,910)	(49,472)	**1,008,994**

Based on the Monte Carlo simulation model, the estimated fair values at date of grant for each share granted under the RSP ranges from $1.65 to $1.86 (2008: $2.70 to $2.85).

PSP

	NUMBER OF ORDINARY SHARES			
Date of grant	**Balance at 1.4.2008/later date of grant**	**Vested**	**Cancelled**	**Balance at 31.3.2009**
2.10.2006	85,651	-	-	**85,651**
27.7.2007	98,200	-	-	**98,200**
1.11.2007	55,000	-	-	**55,000**
28.7.2008	92,000	-	-	**92,000**
	330,851	-	-	**330,851**

The estimated weighted average fair value at date of grant for each share granted under the PSP is $1.62 (2008: $2.57) based on the Monte Carlo simulation model.

When estimating the fair value of the compensation cost, market-based performance conditions shall be taken into account. Therefore, for performance share grants with market-based performance conditions, the compensation cost shall be charged to the profit and loss account on a basis that fairly reflects the manner in which the benefits will accrue to the employee under the plan over the remaining service period from date of grant to which the performance period relates, irrespective of whether this performance condition is satisfied.

For performance share grants with non-market conditions, the Group revises its estimates of the number of share grants expected to vest and corresponding adjustments are made to the profit and loss accounts and share-based compensation reserve.

Under the PSP, eligible key executives are required to hold a portion of the shares released to them under a share ownership guideline which requires them to maintain a beneficial ownership stake in the Company, thus further aligning their interests with shareholders.

The number of contingent shares granted but not released as at 31 March 2009, were 1,008,994 (2008: 522,676) and 330,850 (2008: 183,851) for RSP and PSP respectively. As at 31 March 2009, the 2006 RSP award have outstanding unvested award of 84,044 shares. For the other grants, based on the achievement factor, the actual release of the awards could range from zero to a maximum of 1,109,940 (2008: 676,411) and 496,277 (2008: 358,277) fully-paid ordinary shares of the Company, for RSP and PSP respectively.

notes to financial statements

31 march 2009

13. Share capital (In $ Thousand) (continued)

Share-based incentive plans (continued)

For the current financial year, the Group has provided $685,679 (2008: $492,309) in respect of the RSP and PSP based on the fair values determined on grant date and estimation of share grants that will ultimately vest.

The total amount recognised in the profit and loss account for share-based compensation transactions with employees can be summarised as follows:

	GROUP	
	2008-09	**2007-08**
Share-based compensation expense		
Share options expense	**6,946**	7,309
Restricted share plan	**552**	440
Performance share plan	**134**	52
	7,632	7,801

14. Other reserves (In $ Thousand)

(a) Share-based compensation reserve

Share-based compensation reserve represents the equity-settled share options granted to employees. The reserve is made up of the cumulative value of services received from employees recorded on grant of equity-settled share options.

	GROUP AND COMPANY 31 MARCH	
	2009	**2008**
Balance at 1 April	**16,796**	12,977
Expense of equity-settled share options	**7,632**	7,801
Exercised and lapsed share options	**(604)**	(3,982)
Balance at 31 March	**23,824**	16,796

(b) Fair value reserve

Fair value reserve records the cumulative fair value changes of available-for-sale financial assets.

Fair value changes of available-for-sale financial assets:

	GROUP AND COMPANY 31 MARCH	
	2009	**2008**
Balance at 1 April	**(684)**	(85)
Net change in the reserve	**358**	(599)
Balance at 31 March	**(326)**	(684)
Net change in the reserve arises from:		
Net gain/(loss) on fair value changes	**358**	(599)

(c) Statutory reserve

Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

	GROUP 31 MARCH	
	2009	**2008**
Balance at 1 April	**5,900**	5,582
Transferred from revenue reserve	**223**	318
Balance at 31 March	**6,123**	5,900

15. Deferred taxation (In $ Thousand)

	GROUP			
	CONSOLIDATED BALANCE SHEET 31 MARCH		CONSOLIDATED PROFIT AND LOSS ACCOUNT	
	2009	2008	2008-09	2007-08
Deferred tax liabilities				
Differences in depreciation and amortisation	**42,158**	46,508	**(5,514)**	(6,154)
Identified intangible assets	**56,518**	-	**(748)**	-
Unremitted foreign dividend and interest income	**5,020**	5,671	**(651)**	241
Other temporary differences	**(4,291)**	(4,271)	**(708)**	332
Balance at end of year	**99,405**	47,908		
Deferred tax assets				
Provisions	**2,226**	-	**(1,147)**	-
Unutilised tax losses	**2,948**	-	**-**	-
Balance at end of year	**5,174**	-		
Deferred income tax expense			**(8,768)**	(5,581)

	COMPANY BALANCE SHEET 31 MARCH	
	2009	2008
Deferred tax liabilities		
Differences in depreciation and amortisation	**26,420**	29,395
Unremitted foreign dividend and interest income	**5,020**	5,671
Other taxable temporary differences	**(3,558)**	(4,082)
Balance at end of year	**27,882**	30,984
Deferred tax assets		
Provisions	**680**	-

16. Notes payable

Notes payable refers to unsecured medium-term notes which bear fixed interest at 3.0% per annum and are repayable on 2 September 2009.

17. Term loans (In $ Thousand)

	GROUP 31 MARCH	
	2009	2008
Unsecured:		
Repayable within one year	**22,384**	379
Repayable after one year	**2,990**	3,374
	25,374	3,753
Secured:		
Repayable within one year	**9,543**	69
Repayable after one year	**8,304**	-
	17,847	69
Total term loans	**43,221**	3,822

As at 31 March 2009, two of the unsecured term loans, which commenced on 10 April 2003 and 26 February 2008, are repayable in 240 and 60 instalments respectively. Interest on the unsecured term loans are charged at the bank's prevailing prime rate on monthly rests. The effective interest rates ranged from 4.2% to 4.5% (2008: 4.2% to 4.5%) per annum. The balance comprises of revolving bank loans which commenced between 10 June 2008 to 16 March 2009 and are due between 13 April 2009 to 31 August 2009. Interest is charged based on monthly floating rates and the effective interest rate ranged from 1.95% to 3.85%.

notes to financial statements

31 march 2009

17. Term loans (In $ Thousand) (continued)

There are seven secured term loans held by the Group as at 31 March 2009 and they are secured on the property, plant and equipment and other assets of certain subsidiaries with a total carrying value at 31 March 2009 of $141,191,000. The terms and interest rates are as follows:

	Effective interest rate	Maturity date	Outstanding as at 31 March 2009
Secured term loans			
- GBP floating rate	1.5% to 3.1%	June 2011 to May 2020	15,864
- GBP fixed rate	5.8%	December 2010	1,138
- EUR floating rate	4.8%	March 2011	787
- AUD floating rate	9.8% to 10.2%	December 2011 to March 2012	58
			17,847

Intra-group financial guarantees

Intra-group financial guarantees comprise guarantees granted by Singapore Food Industries Limited to banks in respect of banking facilities secured by subsidiaries amounted to $4,689,000.

18. Finance leases (In $ Thousand)

The Group entered into a finance lease agreement for the lease of tractors for a period of 10 years from March 2008. The principal is payable by instalments over a period of 120 months, at an interest rate of 5.1% per annum.

In addition, the Group also has finance leases for certain items of plant, machinery, equipment and motor vehicle. These lease agreements do not have renewal clauses but provide the Group with options to purchase the leased assets at nominal values at the end of the lease term.

Future minimum lease payments under these finance leases together with the present value of the net minimum lease payments are as follows:

	GROUP 31 MARCH			
	2009		2008	
	Minimum payments	Present value of payments	Minimum payments	Present value of payments
Not later than one year	**1,540**	**907**	751	373
Later than one year but not later than five years	**4,322**	**2,702**	2,816	1,662
Later than five years	**3,529**	**2,878**	2,734	2,173
Total future lease payments	**9,391**	**6,487**	6,301	4,208
Amounts representing interest	**(2,904)**	**-**	(2,093)	-
Present value of minimum lease payments	**6,487**	**6,487**	4,208	4,208

The average discount rate implicit in the leases is 9.45% (2008: 9.45%) per annum for the lease of tractors, 5.31% to 8.10% (2008: 5.31%) per annum for the lease of plant, machinery and equipment and 8.20% per annum for the lease of motor vehicle.

19. Deferred income (In $ Thousand)

The deferred income comprises gain on sale and leaseback arrangement for the Company.

	GROUP AND COMPANY 31 MARCH	
	2009	2008
Balance as at 1 April	**22,779**	24,602
Amount recognised as income during the year	**(1,822)**	(1,823)
Balance as at 31 March	**20,957**	22,779

20. Property, plant and equipment (In $ Thousand)

GROUP

	At 1.4.08	Acquisition of subsidiaries (Note 22)	Translation	Reclassi-fications	Additions	Disposals	At 31.3.09
Cost							
Freehold land and buildings	-	13,644	685	-	-	-	**14,329**
Leasehold land and buildings	724,474	34,386	837	(16,293)	8	(2,242)	**741,170**
Office fittings and fixtures	37,896	-	-	2,681	8,996	(1,363)	**48,210**
Fixed ground support equipment	337,142	22,514	3,626	244	7,392	(861)	**370,057**
Mobile ground support equipment	60,635	4,736	314	(23)	4,300	(13,910)	**56,052**
Office and commercial equipment	54,155	2,433	262	491	2,642	(3,597)	**56,386**
Motor vehicles	29,306	1,196	87	267	2,788	(3,678)	**29,966**
	1,243,608	78,909	5,811	(12,633)	26,126	(25,651)	**1,316,170**
Progress payments	5,462	-	-	(4,325)	3,727	-	**4,864**
	1,249,070	78,909	5,811	(16,958)*	29,853	(25,651)	**1,321,034**
Accumulated depreciation							
Freehold land and buildings	-	-	79	-	55	-	**134**
Leasehold land and buildings	283,259	-	341	(9,021)	25,242	(2,241)	**297,580**
Office fittings and fixtures	27,992	-	-	-	4,102	(1,074)	**31,020**
Fixed ground support equipment	258,420	-	2,724	-	18,636	(819)	**278,961**
Mobile ground support equipment	49,680	-	307	(33)	4,186	(13,495)	**40,645**
Office and commercial equipment	38,072	-	226	33	4,885	(3,488)	**39,728**
Motor vehicles	26,822	-	78	-	1,111	(3,428)	**24,583**
	684,245	-	3,755	(9,021)*	58,217	(24,545)	**712,651**
Net book value	564,825						**608,383**

Net book value of property, plant and equipment under finance lease is $56,248,000 (2008: $67,093,000). In addition to assets held under finance leases, the Group's property, plant and equipment with a carrying amount of $45,951,000 are pledged to secure the Group's bank loans.

* Reclassification to investment properties (Note 21) and intangible assets (Note 26).

	Restated at 1.4.07	Reclassi-fications	Additions	Disposals	At 31.3.08
Cost					
Leasehold land and buildings	724,422	-	52	-	724,474
Office fittings and fixtures	34,452	634	3,065	(255)	37,896
Fixed ground support equipment	334,508	2,065	1,506	(937)	337,142
Mobile ground support equipment	55,565	-	6,519	(1,449)	60,635
Office and commercial equipment	50,958	3,550	1,257	(1,610)	54,155
Motor vehicles	28,585	281	1,078	(638)	29,306
	1,228,490	6,530	13,477	(4,889)	1,243,608
Progress payments	5,315	(6,530)	6,677	-	5,462
	1,233,805	-	20,154	(4,889)	1,249,070
Accumulated depreciation					
Leasehold land and buildings	258,351	-	24,908	-	283,259
Office fittings and fixtures	24,471	-	3,776	(255)	27,992
Fixed ground support equipment	239,591	-	19,715	(886)	258,420
Mobile ground support equipment	49,461	-	1,668	(1,449)	49,680
Office and commercial equipment	35,006	-	4,676	(1,610)	38,072
Motor vehicles	26,530	-	926	(634)	26,822
	633,410	-	55,669	(4,834)	684,245
Net book value	600,395				564,825

Net book value of property, plant and equipment under finance lease is $67,093,000 (2007: $76,229,000).

notes to financial statements

31 march 2009

20. Property, plant and equipment (In $ Thousand) (continued)

COMPANY

	At 1.4.08	Reclassi-fications	Additions	Disposals	Transfer from subsidiary company	At 31.3.09
Cost						
Fixed ground support equipment	1,221	-	-	-	-	**1,221**
Mobile ground support equipment	7,956	-	-	(1,729)	-	**6,227**
Office and commercial equipment	5,047	38	25	(136)	20	**4,994**
Motor vehicles	3,990	-	-	-	27	**4,017**
	18,214	38	25	(1,865)	47	**16,459**
Progress payments	698	(585)	182	-	-	**295**
	18,912	(547)*	207	(1,865)	47	**16,754**
Accumulated depreciation						
Fixed ground support equipment	1,221	-	-	-	-	**1,221**
Mobile ground support equipment	7,952	-	1	(1,729)	-	**6,224**
Office and commercial equipment	4,586	-	247	(132)	20	**4,721**
Motor vehicles	3,920	-	13	-	27	**3,960**
	17,679	-	261	(1,861)	47	**16,126**
Net book value	1,233					**628**

	At 1.4.07	Reclassi-fications	Additions	Disposals	Transfer from subsidiary company	At 31.3.08
Cost						
Fixed ground support equipment	1,221	-	-	-	-	1,221
Mobile ground support equipment	7,972	-	-	(16)	-	7,956
Office and commercial equipment	4,812	417	2	(186)	2	5,047
Motor vehicles	3,990	-	-	-	-	3,990
	17,995	417	2	(202)	2	18,214
Progress payments	575	(417)	540	-	-	698
	18,570	-	542	(202)	2	18,912
Accumulated depreciation						
Fixed ground support equipment	1,221	-	-	-	-	1,221
Mobile ground support equipment	7,966	-	2	(16)	-	7,952
Office and commercial equipment	4,183	-	587	(186)	2	4,586
Motor vehicles	3,907	-	13	-	-	3,920
	17,277	-	602	(202)	2	17,679
Net book value	1,293					1,233

	GROUP		COMPANY	
	2008-09	2007-08	2008-09	2007-08
Depreciation charge for the financial year				
Freehold land and buildings	**55**	-	**-**	-
Leasehold land and buildings	**25,242**	24,908	**-**	-
Office fittings and fixtures	**4,102**	3,776	**-**	-
Fixed ground support equipment	**18,636**	19,715	**-**	-
Mobile ground support equipment	**4,186**	1,668	**1**	2
Office and commercial equipment	**4,885**	4,676	**247**	587
Motor vehicles	**1,111**	926	**13**	13
	58,217	55,669	**261**	602

* Reclassifications to investment properties (Note 21) and intangible assets (Note 26).

21. Investment properties (In $ Thousand)

	GROUP	COMPANY
	Leasehold land and buildings	
At cost		
Balance at 1 April 2008	-	718,138
Reclassification (Note 20)	16,293	198
Addition	-	900
Disposal	-	(50)
Balance at 31 March 2009	**16,293**	**719,186**
Accumulated depreciation		
Balance at 1 April 2008	-	283,629
Reclassification (Note 20)	9,021	-
Depreciation	271	25,174
Disposal	-	-
Balance at 31 March 2009	**9,292**	**308,803**
Net book value	**7,001**	**410,383**
At cost		
Balance at 1 April 2007	28,363	746,273
Addition	-	228
Disposal	(28,363)	(28,363)
Balance at 31 March 2008	-	718,138
Accumulated depreciation		
Balance at 1 April 2007	6,997	265,465
Depreciation	708	25,869
Disposal	(7,705)	(7,705)
Balance at 31 March 2008	-	283,629
Net book value	-	434,509

The property rental income earned by the Group and Company for the year ended 31 March 2009 from its investment properties which are leased out under operating leases, amounted to $2,138,000 and $45,132,000 (2008: $3,064,000 and $50,330,000) respectively.

Direct operating expenses (including repairs and maintenance) arising on rental-earning investment properties amounted to $733,000 and $34,745,000 (2008: $991,000 and $35,818,000) for the Group and Company respectively.

The Directors estimated the fair value of the investment properties as at 31 March 2009 to approximate the net book value. Prior year valuations (2008: $662,900,000) are performed by independent professional valuers. The valuations are based on the sales comparison method and investment method. Under the sales comparison method, the market value of a property is assessed having regard to recent transactions of similar type properties, preferably in the same locality. The investment method involves estimating the yearly gross rental income realisable by the subject property under prevailing market conditions.

22. Subsidiary companies (In $ Thousand)

	COMPANY 31 MARCH 2009	2008
Unquoted shares, at cost	**540,722**	43,275

The subsidiary companies are:

Name of companies (Country of incorporation)	Principal activities (Place of business)	COST TO COMPANY 2009	2008	PERCENTAGE OF EQUITY HELD 2009 %	2008 %
Held by the Company					
SATS Airport Services Pte Ltd * (Singapore)	Airport ground handling services (Singapore)	**16,500**	16,500	**100**	100
SATS Catering Pte Ltd * (Singapore)	Inflight catering services (Singapore)	**14,000**	14,000	**100**	100
SATS Security Services Private Limited * (Singapore)	Aviation security services (Singapore)	**3,000**	3,000	**100**	100
Aero Laundry and Linen Services Private Limited * (Singapore)	Providing and selling laundry and linen services (Singapore)	**2,515**	2,515	**100**	100
Aerolog Express Pte Ltd * (Singapore)	Airport cargo delivery management services (Singapore)	**1,260**	1,260	**70**	70
Country Foods Pte Ltd * (Singapore)	Manufacturing of chilled, frozen, and processed foods (Singapore)	**11,030**	6,000	**100**	67
Asia-Pacific Star Private Limited* (Singapore)	Inactive (Singapore)	**#**	#	**100**	100
SATS HK Limited ^ (Hong Kong) (formerly known as Menzies Aviation (Hong Kong) Ltd)	Aircraft ramp handling and passenger services (Singapore)	**5,157**	-	**100**	-
Singapore Food Industries Limited @ (Singapore)	Food processing and distribution services (Singapore)	**487,260**	-	**100**	-
		540,722	43,275		
Held through Country Food Pte Ltd					
Country Foods Macau, Limited ^ (Macau)	Processing and packaging of food & beverage products (Macau)	**-**	-	**51**	70
Held through Singapore Food Industries Limited					
International Cuisine Limited and its subsidiaries (United Kingdom)	Production and marketing of chilled ready cooked food (United Kingdom)	**-**	-	**100**	-
- Cresset Limited (Republic of Ireland)	Manufacture of food products and chilled ready cooked food (Republic of Ireland)	**-**	-	**100**	-
- Swissco Manufacturing Limited (Republic of Ireland)	Purchase of goods and services (Republic of Ireland)	**-**	-	**100**	-
Singfood Pte Ltd (Singapore)	Contract manufacturing of food products (Singapore)	**-**	-	**100**	-
Myanmar ST Food Industries Limited (Myanmar)	Dormant (Myanmar)	**-**	-	**100**	-

22. Subsidiary companies (In $ Thousand) (continued)

Name of companies (Country of incorporation)	Principal activities (Place of business)	COST TO COMPANY 2009	COST TO COMPANY 2008	PERCENTAGE OF EQUITY HELD 2009 %	PERCENTAGE OF EQUITY HELD 2008 %
Held through Singapore Food Industries Limited (continued)					
Primary Industries Pte Ltd and its subsidiaries (Singapore)	Provision of abattoir services (Singapore)	-	-	**78.5**	-
- Farmers Abattoir Pte Ltd	Abattoir related activities	-	-	**78.5**	-
- Hog Auction Market Pte Ltd	Auctioneers of pigs	-	-	**78.5**	-
Primary Industries (Qld) Pty Ltd and its subsidiary (Australia)	Provision of land logistics support (Australia)	-	-	**100**	-
- Urangan Fisheries Pty Ltd	Processing of seafood	-	-	**51**	-
Shanghai ST Food Industries Co., Ltd (People's Republic of China)	Manufacture and sale of frozen foodstuff (People's Republic of China)	-	-	**96**	-
Singapore Food Development Pte Ltd (Singapore)	Investment holding (Singapore)	-	-	**100**	-
SFI Food Pte Ltd (Singapore)	Provision of technical and management services for agri-food business (Singapore)	-	-	**100**	-
SFI Manufacturing Pte Ltd (Singapore)	Supply of food product (Singapore)	-	-	**100**	-
S Daniels plc and its subsidiaries (United Kingdom)	Investment holding (United Kingdom)	-	-	**100**	-
- Farmhouse Fare Limited	Manufacture and sale of pudding	-	-	**100**	-
- All Square Foods Limited	Inactive	-	-	**100**	-
- Bilash Foods Limited	Inactive	-	-	**100**	-
- Brash Brothers Limited	Inactive	-	-	**100**	-
- Daniels Chilled Foods Limited	Production and marketing of chilled soup, freshly squeezed juices, fresh salads and sandwich fillings	-	-	**100**	-
- Daniels Foods Limited	Inactive	-	-	**100**	-
- Daniels Group Limited	Inactive	-	-	**100**	-
- Get Fresh Limited	Inactive	-	-	**100**	-
- Johnsons Fresh Products Limited	Inactive	-	-	**100**	-
- Johnsons Freshly Squeezed Juice Limited	Inactive	-	-	**100**	-
- Juice Limited	Inactive	-	-	**100**	-
- New Covent Garden Food Company Limited	Inactive	-	-	**100**	-
- Sun-Ripe Limited	Inactive	-	-	**100**	-
- The New Covent Garden Soup Company Limited	Inactive	-	-	**100**	-

The value is $2.
* Audited by Ernst & Young LLP, Singapore.
^ Audited by Ernst & Young, Hong Kong
@ Singapore Food Industries Limited and all its Singapore subsidiaries are audited by KPMG LLP Singapore and the significant overseas subsidiaries are audited by member firms of KPMG International. For this purpose, a subsidiary is considered significant as defined under the Singapore Exchange Limited Listing manual if its net tangible assets represent 20% or more of the Group's consolidated pre-tax profits. With effect from financial year ending 31 March 2010, these companies will be audited by Ernst & Young LLP, Singapore and member firms of Ernst & Young Global in the respective countries.

notes to financial statements

31 march 2009

22. Subsidiary companies (In $ Thousand) (continued)

Acquisition of minority interests

On 30 July 2008, the Company acquired the entire minority shareholding in Country Foods Pte Ltd ("Country Foods") from its minority interests for a purchase consideration of S$5,030,000, satisfied partly by way of issuance of 2,288,904 ordinary shares with fair value of $1.80 each, being the published price of the shares at the date of exchange to the vendor; and partly by cash. At the same time, Country Foods disposed of 19 per cent of the total number of issued shares of Country Foods Macau Limited ("CF Macau") to one main minority shareholder and CEO of Country Foods. Upon the completion of the transaction, Country Foods became a wholly-owned subsidiary of the Group and the effective percentage of equity held by the Group in CF Macau reduced to 51%. On the date of acquisition, the book value of the additional interest acquired was S$3,374,000. The difference between the consideration and the book value of the share of the net assets acquired is recognised in goodwill.

Acquisition of subsidiaries

On 10 November 2008, the Company acquired 100% of Menzies Aviation (Hong Kong) Ltd ("MAHK") for a cash consideration of S$5,157,000. The purchase consideration was based on the net asset value of MAHK, on a cash-free, debt-free basis. Upon the acquisition, MAHK became a wholly-owned subsidiary of the Group and was renamed SATS HK Limited ("SATS HK").

The fair values of the identifiable assets and liabilities of SATS HK as at the date of acquisition were:

	Recognised on date of acquisition	**Carrying amount before combination**
Property, plant and equipment	2,991	2,991
Other non-current assets	2,507	-
Trade and other receivables	2,623	2,623
Cash and cash equivalent	947	947
	9,068	6,561
Trade and other payables	1,404	1,404
Net identifiable assets	7,664	5,157

Total cost of business combination

The total cost of the business combination for the consideration of 100% equity interest is paid fully in cash at S$5,157,000.

The effect of acquisition on cash flows is as follows:

Consideration settled in cash	5,157
Less: Cash and cash equivalent of subsidiary acquired	(947)
Net cash outflow on acquisition	4,210

Impact of acquisition on profit and loss account

From the date of acquisition, SATS HK has increased the Group's profit net of tax by S$373,000. If the combination has taken place at the beginning of the financial year, the Group's profit from continuing operations, net of tax would have been S$148,989,000 and revenue from continuing operations would have been S$1,070,681,000.

Goodwill arising on acquisition

A negative goodwill of $2,507,000 arose from the acquisition of 100% equity interest in MAHK and the amount is recognised in the profit and loss account.

On 2 December 2008, the Company announced that it has entered into a conditional sale and purchase agreement with Ambrosia Investment Pte Ltd relating to the sale and purchase of 359,731,154 ordinary shares in the capital of Singapore Food Industries Limited ("SFI"), representing approximately 69.61% of all the issued shares in the capital of SFI, for a cash consideration of S$0.93 per share. Upon obtaining the shareholders' approval in an extraordinary general meeting held on 20 January 2009, the Company completed the 69.61% acquisition on the same day and made a mandatory unconditional cash offer for all the remaining SFI shares. On 6 March 2009, the Company has acquired approximately 97.22% of all the shares in SFI and exercised its right to compulsorily acquire all the remaining shares in SFI. On 17 April 2009, the Company has completed the compulsory acquisition and SFI became a wholly-owned subsidiary of the Group and SFI was delisted from SGX-ST with effect from 22 April 2009.

22. Subsidiary companies (In $ Thousand) (continued)

Acquisition of subsidiaries (continued)

The fair values of the identifiable assets and liabilities of SFI as at the date of acquisition were:

	Recognised on date of acquisition	Carrying amount before combination
Property, plant and equipment	75,917	75,917
Identifiable intangible assets	231,427	58,611
Other non-current assets	4,565	4,565
Trade and other receivables	89,546	88,536
Inventories	51,983	48,583
Cash and cash equivalent	26,827	26,827
	480,265	303,039
Trade and other payables	147,924	147,924
Deferred tax liability	59,248	2,004
Income tax payable	9,925	9,925
Minority interest	15,215	10,430
	232,312	170,283
Net identifiable assets	247,953	132,756

Total cost of business combination

The total cost of the business combination is as follows:

Consideration for 100% equity interest:	
- Cash paid	476,028
- Directly attributable professional fees	4,418
- Deferred cash settlement	6,814
	487,260

The effect of acquisition on cash flows is as follows:

Total consideration for 100% equity interest	487,260
Less: Deferred cash settlement	(6,814)
Consideration settled in cash	480,446
Less: Cash and cash equivalent of subsidiary acquired	(26,827)
Net cash outflow on acquisition	453,619

Impact of acquisition on profit and loss account

From the date of acquisition, SFI has contributed S$3,977,000 to the Group's profit net of tax. If the combination has taken place at the beginning of the financial year, the Group's profit from continuing operations, net of tax would have been S$166,643,000 and revenue from continuing operations would have been S$1,630,171,000.

Goodwill arising on acquisition

Goodwill of $239,307,000 arose from the acquisition of 100% equity interest in SFI and is attributable to the fair value of improved resilience to sector specific volatilities and significant synergies expected to arise after the acquisition.

Provisional accounting of acquisition

The Group has engaged independent valuers to determine the fair value of the acquired assets and liabilities. As at 31 March 2009, the fair values of the assets and liabilities have been determined on a provisional basis as the final results of the independent valuations have not been received by the date the financial statements were authorised for issue. Goodwill arising from this acquisition, the carrying amount of the identifiable intangible assets and deferred tax liability might be adjusted accordingly on a retrospective basis when the valuations of the assets and liabilities are finalised.

notes to financial statements

31 march 2009

23. Long-term investment (In $ Thousand)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	2008	2009	2008
Unquoted equity investment, at cost	**7,904**	7,886	**7,886**	7,886

The long-term investment is classified as available-for-sale investment.

24. Joint venture company (In $ Thousand)

	GROUP 31 MARCH	
	2009	2008
Unquoted ordinary shares, at cost	**50**	-
Share of post-acquisition reserves	**216**	-
	266	-

Details of the joint venture company are as follows:

Name of joint venture company - SembCorp Network Pte Ltd*
Principal activities - Provision of logistics support and services
Place of incorporation and business - Singapore
Effective equity held by the group - 50%

* Audited by KPMG LLP Singapore

The summarised financial information of the joint venture company is as follows:

	GROUP 31 MARCH	
	2009	2008
Assets and liabilities		
Current assets	**269**	-
Current liabilities	**(3)**	-
	266	-
	2008-09	**2007-08**
Results		
Loss after taxation	**(1)**	-

25. Associated companies (In $ Thousand)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	2008	2009	2008
Unquoted shares, at cost	**275,554**	275,554	**275,554**	275,554
Impairment loss	**(3,313)**	(3,313)	**(4,735)**	(4,735)
Goodwill on acquisition	**(153,759)**	(153,759)	**-**	-
	118,482	118,482	**270,819**	270,819
Share of post-acquisition profits of associated companies	**147,220**	145,727	**-**	-
Goodwill on acquisition	**83,825**	90,800	**-**	-
Intangible assets, net of amortisation	**1,732**	8,196	**-**	-
Share of statutory reserves of associated companies	**6,123**	5,900	**-**	-
Foreign currency translation adjustments	**(19,107)**	(31,033)	**-**	-
Deferred tax liabilities	**(4,810)**	(4,759)	**-**	-
	214,983	214,831	**-**	-
	333,465	333,313	**270,819**	270,819

25. Associated companies (In $ Thousand) (continued)

	Goodwill	Customer-related intangible assets	Total
At cost			
Balance at 1 April 2007	99,589	35,894	135,483
Currency realignment	(8,789)	(3,270)	(12,059)
Balance at 31 March 2008	90,800	32,624	123,424
Currency realignment	(6,975)	(54)	(7,029)
Balance at 31 March 2009	**83,825**	**32,570**	**116,395**
Accumulated amortisation			
Balance at 1 April 2007	-	19,701	19,701
Amortisation	-	6,948	6,948
Currency realignment	-	(2,221)	(2,221)
Balance at 31 March 2008	-	24,428	24,428
Amortisation	-	6,483	6,483
Currency realignment	-	(73)	(73)
Balance at 31 March 2009	**-**	**30,838**	**30,838**
Net carrying amount			
Balance at 31 March 2008	90,800	8,196	98,996
Balance at 31 March 2009	**83,825**	**1,732**	**85,557**

Intangible assets

The customer-related intangible assets arose from the acquisition of associated companies. The Company engaged an independent third party to perform a fair valuation of these separately identified intangible assets. The useful life of these intangible assets was determined to be 5 years and the assets are amortised on a straight-line basis over the useful life. The amortisation is included in the line of "share of profits of associated companies" in the consolidated profit and loss account.

Loan to an associated company

The loan due from an associated company is unsecured and bears interest ranging from 3.425% to 6.052% (2008: 4.70% to 7.36%) per annum, and is repayable on 31 March 2011.

Associated companies (current account)

The amounts receivable on current account are unsecured, trade-related, interest-free and are repayable on demand.

notes to financial statements

31 march 2009

25. Associated companies (In $ Thousand) (continued)

The associated companies are:

Name of companies (Country of incorporation)	Principal activities (Place of business)	COST TO COMPANY 2009	2008	PERCENTAGE OF EQUITY HELD 2009 %	2008 %
Maldives Inflight Catering Pte Ltd [@@] (Republic of Maldives)	Inflight catering services (Republic of Maldives)	**287**	287	**35.0**	35.0
Beijing Airport Inflight Kitchen Ltd [***] (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	**13,882**	13,882	**40.0**	40.0
Beijing Aviation Ground Services Co., Ltd [***] (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	**5,710**	5,710	**40.0**	40.0
Aviserv Limited [###^] (Ireland)	Inflight catering services (Pakistan)	**3,313**	3,313	**49.0**	49.0
Tan Son Nhat Cargo Services Ltd [+^] (Vietnam)	Air cargo handling services (Vietnam)	**1,958**	1,958	**30.0**	30.0
Asia Airfreight Terminal Co Ltd [++] (Hong Kong)	Air cargo handling services (Hong Kong)	**92,662**	92,662	**49.0**	49.0
Servair-SATS Holding Company Pte Ltd [*^] (Singapore)	Investment holding company (Singapore)	**509**	509	**49.0**	49.0
MacroAsia Catering Services, Inc [##] (Philippines)	Inflight catering services (Philippines)	**2,027**	2,027	**20.0**	20.0
Taj Madras Flight Kitchen Pvt Limited [+++] (India)	Inflight catering services (India)	**1,901**	1,901	**30.0**	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd [@] (Singapore)	Inactive (Singapore)	**1,560**	1,560	**24.0**	24.0
Evergreen Airline Services Corporation [**^] (Taiwan)	Airport ground handling services (Taiwan)	**5,404**	5,404	**20.0**	20.0
Evergreen Air Cargo Services Corporation [++++^] (Taiwan)	Air cargo handling services (Taiwan)	**16,163**	16,163	**25.0**	25.0
Taj SATS Air Catering Limited [++-] (India)	Catering services (India)	**24,646**	24,646	**49.0**	49.0
PT Jasa Angkasa Semesta Tbk [#^] (Indonesia)	Ground and cargo handling (Indonesia)	**105,532**	105,532	**49.8**	49.8
		275,554	275,554		

[@] Audited by Ernst & Young LLP, Singapore
[@@] Audited by Ernst & Young, Maldives
[+] Audited by Deloitte Vietnam Co. Limited
[++] Audited by KPMG, Hong Kong
[+++] Audited by Deloitte Haskins & Sells
[++++] Audited by PricewaterhouseCoopers, Taiwan
[#] Audited by Osman Ramli Setrio and Rekan - Member Firm of Deloitte Touche Tohmatsu, Indonesia
[##] Audited by Sycip Gorres Velayo & Co
[###] Audited by Messrs Riaz Ahmed, Saqib, Gohar and Co, Pakistan
[*] Audited by Deloitte and Touche LLP, Singapore
[**] Audited by Deloitte and Touche, Taiwan
[***] Audited by Zhongrui Yuehua Certified Public Accountants Co., Ltd
[^] Financial year ends on 31 December

25. Associated companies (In $ Thousand) (continued)

The summarised financial information of the associated companies are as follows:

	GROUP 31 MARCH	
	2009	2008
Assets and liabilities		
Current assets	**339,926**	359,119
Non-current assets	**665,486**	676,183
	1,005,412	1,035,302
Current liabilities	**250,120**	221,928
Non-current liabilities	**91,057**	156,664
	341,177	378,592
	2008-09	**2007-08**
Results		
Revenue	**615,648**	648,523
Profit for the period	**52,711**	104,700

26. Intangible assets (In $ Thousand)

GROUP

	Goodwill	Software	Brands	Customer relationships	Licenses	Total
At cost						
Balance at 1 April 2008	1,363	39,209	-	-	-	40,572
Acquisition of subsidiary (Note 22)	239,307	-	126,588	77,519	27,320	470,734
Acquisition of minority interest (Note 22)	1,656	-	-	-	-	1,656
Additions	-	2,809	-	-	-	2,809
Reclassification (Note 20)	-	664	-	-	-	664
Disposal	-	(808)	-	-	-	(808)
Translation adjustments	-	-	(1,547)	(445)	-	(1,992)
Balance at 31 March 2009	**242,326**	**41,874**	**125,041**	**77,074**	**27,320**	**513,635**
Accumulated amortisation						
Balance at 1 April 2008	-	33,032	-	-	-	33,032
Amortisation	-	2,876	36	2,943	320	6,175
Disposal	-	(567)	-	-	-	(567)
Balance at 31 March 2009	**-**	**35,341**	**36**	**2,943**	**320**	**38,640**
Net book value	**242,326**	**6,533**	**125,005**	**74,131**	**27,000**	**474,995**
At cost						
Balance at 1 April 2007	1,363	38,743	-	-	-	40,106
Additions	-	466	-	-	-	466
Balance at 31 March 2008	1,363	39,209	-	-	-	40,572
Accumulated amortisation						
Balance at 1 April 2007	-	30,230	-	-	-	30,230
Amortisation	-	2,802	-	-	-	2,802
Balance at 31 March 2008	-	33,032	-	-	-	33,032
Net book value	1,363	6,177	-	-	-	7,540

notes to financial statements

31 march 2009

26. Intangible assets (In $ Thousand) (continued)

Brands, licences and customer relationships

Brands relate to the "New Covent Garden", "Johnsons" and "Farmhouse Fare" brand names (acquired in January 2009) for the Group's food preparation, manufacturing and processing operations that were acquired in the acquisition of SFI Group. As explained in Note 2(f)(v), the useful life of the first two brands is estimated to be indefinite while "Farmhouse Fare" brand name has an estimated useful life of 17 years.

Licenses refer to the only abattoir and hog auction licence granted by the AVA in Singapore and transferable fishing licence in Australia. The customer relationships relate to the economic benefits that are expected to derive from trading with the existing customers in the Singapore and United Kingdom operations. These are acquired as part of the acquisition of the SFI group. The relationships include catering and supply contracts with customers as well as other non-contractual customer relationships which past transactions provide evidences that the Group is able to benefit from the future economic inflows from such relationships.

Amortisation expense

The amortisation of brands, licences and customer relationships is included in the "Depreciation and amortisation charges" line item in the profit and loss account.

Impairment testing of goodwill and brands

Goodwill arising from business combinations and brands has been allocated to two individual cash-generating units (CGU) for impairment testing as follows:

- Airport services
- Food solutions

The carrying amounts of goodwill and brands allocated to each CGU are as follows:

	AIRPORT SERVICES 31 MARCH		FOOD SOLUTIONS 31 MARCH		TOTAL 31 MARCH	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Goodwill	**-**	-	**242,326**	1,363	**242,326**	1,363
Brands	**-**	-	**125,005**	-	**125,005**	-
Customer relationships	**-**	-	**74,131**	-	**74,131**	-
Licences	**-**	-	**27,000**	-	**27,000**	-

No impairment testing was carried out as at 31 March 2009 as the acquisition was only completed in March 2009 and the fair values of the acquired assets and liabilities have been determined on a provisional basis and might be adjusted accordingly on a retrospective basis when the valuations are finalised.

COMPANY

	Software
At cost	
Balance at 1 April 2008	2,709
Reclassification	349
Addition	626
Disposal	(242)
Balance at 31 March 2009	**3,442**
Accumulated amortisation	
Balance at 1 April 2008	2,162
Amortisation	134
Balance at 31 March 2009	**2,296**
Net book value	**1,146**

26. Intangible assets (In $ Thousand) (continued)

COMPANY

	Software
At cost	
Balance at 1 April 2007	2,509
Additions	200
Balance at 31 March 2008	2,709
Accumulated amortisation	
Balance at 1 April 2007	2,039
Amortisation	123
Balance at 31 March 2008	2,162
Net book value	547

The remaining amortisation period of the software ranged from 1 to 5 years.

27. Other non-current assets

Other non-current assets relate to capital expenditure incurred for the setting up of associated companies which are not legally incorporated as at year-end.

28. Trade debtors (In $ Thousand)

The table below is an analysis of trade debtors:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	2008	2009	2008
Not past due and not impaired	**91,697**	27,764	**254**	565
Past due but not impaired *	**36,499**	24,613	**5,702**	3,424
	128,196	52,377	**5,956**	3,989
Impaired trade debts - collectively assessed	**1,514**	-	**-**	-
Less: Accumulated impairment losses	**(1,514)**	-	**-**	-
	-	-	**-**	-
Impaired trade debts - individually assessed	**1,252**	-	**-**	-
Customers in bankruptcy or other financial reorganisation	**-**	-	**-**	-
Customers who default in payment within stipulated framework of IATA Clearing House or BSP	**99**	-	**-**	-
Less: Accumulated impairment losses	**(1,351)**	-	**-**	-
Less: Allowance for trade discount	**(4,440)**	-	**-**	-
	(4,440)	-	**-**	-
Total trade debtors, net	**123,756**	52,377	**5,956**	3,989
* Aging of trade debtors that are past due but not impaired				
Less than 30 days	**21,348**	17,866	**1,689**	111
30 days to 60 days	**7,970**	1,765	**512**	737
61 days to 90 days	**3,777**	1,277	**2,316**	71
More than 90 days	**3,404**	3,705	**1,185**	2,505
	36,499	24,613	**5,702**	3,424

The carrying amount of trade debtors impaired by credit losses is reduced through the use of an allowance account unless on the date the impairment loss is recognised, the Group ascertains the amount to be uncollectible whereby it would be reduced directly. In subsequent periods when a trade debtor is ascertained to be uncollectible, it is written off against the allowance account.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 90 days aging of debtor balances) are considered indicators that the debt owing by the trade debtor is impaired. Individual trade debtor amount is written off when management deems the amount not to be collectible.

notes to financial statements

31 march 2009

28. Trade debtors (In $ Thousand) (continued)

Trade debtors are stated after impairment. Analysis of the impairment account is as follows:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	**2008**	**2009**	**2008**
Balance at 1 April	**-**	138	**-**	-
Acquisition of a subsidiary (Note 22)	**6,970**	-	**-**	-
Exchange differences	**255**	-	**-**	-
Charge/(write-back) to profit and loss account	**80**	(138)	**-**	-
Balance at 31 March	**7,305**	-	**-**	-
Bad debts written-off directly to profit and loss account	**2**	488	**-**	-

29. Other debtors (In $ Thousand)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	**2008**	**2009**	**2008**
Staff loans	**556**	1,081	**547**	1,078
Sundry receivables	**11,141**	5,836	**2,174**	4,030
	11,697	6,917	**2,721**	5,108

There are no outstanding loans to the Company's staff who are directors of its subsidiary companies (2008: $14,949). These loans were granted in accordance with schemes approved by the shareholders of the Company. The interest rate on the staff loans is 3% (2008: 3%).

30. Related companies (In $ Thousand)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	**2008**	**2009**	**2008**
Deposits with immediate holding company	**140,268**	79,496	**140,268**	79,496
Amounts owing by immediate holding company	**67,098**	77,794	**3,671**	5,713
Amounts owing by/(to) related companies	**29,265**	26,913	**(921)**	(307)
Amounts owing by subsidiary companies	**-**	-	**13,086**	21,434
Deposits placed by subsidiary companies	**-**	-	**(43,595)**	(69,064)
	236,631	184,203	**112,509**	37,272
Disclosed as:				
Current assets	**236,631**	184,203	**157,025**	106,643
Current liabilities	**-**	-	**(44,516)**	(69,371)
	236,631	184,203	**112,509**	37,272

Deposits placed with the immediate holding company are available on demand and have interest rates ranging from 0.07% to 1.55% (2008: 1.34% to 3.12%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related and non-interest bearing.

The amounts owing by subsidiary companies are unsecured, interest-free and are repayable on demand. The deposits placed by subsidiary companies bear interest rates ranging from 0.125% to 1.31% (2008: 0.88% to 3.25%) per annum.

Included in amount owing by subsidiary companies is an impairment loss of $1,444,000 (2008: $1,441,000).

31. Inventories (In $ Thousand)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	2008	2009	2008
Food supplies and dry stores	**48,816**	6,613	**-**	-
Other consumable stores	**2,421**	2,154	**-**	-
Technical spares	**3,289**	3,216	**-**	-
Foods supplies	**1,620**	1,326	**-**	-
Other consumables	**478**	582	**218**	289
Total inventories at lower of cost and net realisable value	**56,624**	13,891	**218**	289

Inventories are stated after deducting provision for inventory obsolescence. An analysis of the provision for inventory obsolescence is as follows:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	2008	2009	2008
Balance at 1 April	**771**	760	**-**	-
Provided during the year	**120**	78	**-**	-
Provision utilised during the year	**(69)**	(67)	**-**	-
Balance at 31 March	**822**	771	**-**	-

During the financial year, the Group wrote down $37,000 (2007-08: $59,000) of inventories which were expensed to the profit and loss account.

32. Cash and cash equivalents (In $ Thousand)

(a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	GROUP 31 MARCH	
	2009	2008
Fixed deposits	**83,872**	599,953
Cash and bank balances	**53,404**	20,874
Deposits with immediate holding company (Note 30)	**140,268**	79,496
Bank overdraft	**(1,805)**	-
	275,739	700,323

(b) Analysis of capital expenditure cash flows:

	GROUP 31 MARCH	
	2008-09	2007-08
Addition of property, plant and equipment	**29,853**	20,154
Addition of intangible assets	**2,809**	466
Adjustment for property, plant and equipment acquired under credit terms	**(4,583)**	(5,544)
Cash invested in property, plant and equipment and intangible assets	**28,079**	15,076

Included in cash of the Group and the Company are the following amounts denominated in foreign currency:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	2008	2009	2008
USD	**1,583**	7,059	**909**	7,059
RMB	**145**	49	**22**	49
HKD	**778**	-	**-**	-
AUD	**3,404**	-	**-**	-
GBP	**10,766**	-	**-**	-
MOP	**3,907**	-	**-**	-
EUR	**1,314**	-	**-**	-

notes to financial statements

31 march 2009

32. Cash and cash equivalents (In $ Thousand) (continued)

Cash at bank earns interest at floating rates based on daily bank deposit rates ranging from 0.04% to 3.60% (2007-08: 1.06% to 5.18%) per annum. Short-term deposits are made for varying periods of between one day and one year depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. The weighted average effective interest rate for short-term deposits is 1.51% (2007-08: 2.52%) per annum.

The bank overdraft is part of the secured banking facilities of the Group and it is secured on the property, plant and equipment and other assets of certain subsidiaries with a total carrying value at 31 March 2009 of $141,191,000.

33. Other creditors (In $ Thousand)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	2008	2009	2008
Tender deposits	**2,471**	2,134	**955**	759
Accrued expenses	**56,930**	5,674	**8,297**	881
Purchase of property, plant and equipment	**6,484**	1,243	**263**	179
Other liabilities	**1,525**	-	**-**	-
	67,410	9,051	**9,515**	1,819

34. Related party transactions (In $ Thousand)

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

In addition to the related party information disclosed elsewhere in the financial statements, the following significant related party transactions took place at terms agreed between the parties during the financial year:

	GROUP		COMPANY	
	2008-09	2007-08	2008-09	2007-08
Services rendered by:				
Immediate holding company	**18,329**	16,643	**3,471**	2,647
Subsidiary companies	**-**	-	**161**	160
Related companies	**49**	60	**-**	-
	18,378	16,703	**3,632**	2,807
Sales to:				
Immediate holding company	**451,295**	452,129	**741**	467
Subsidiary companies	**-**	-	**64,255**	68,174
Related companies	**159,570**	167,641	**2,012**	2,040
Associated companies	**1,458**	2,040	**1,458**	2,040
	612,323	621,810	**68,466**	72,721

Directors' and key executives' remuneration of the Company:

	COMPANY	
	2008-09	2007-08
Key executives		
Salary, bonuses and other costs	**2,754**	2,457
CPF and other defined contributions	**54**	69
Share-based compensation expense	**330**	387
	3,138	2,913
Directors		
Directors' fees (Note 6)	**749***	620

* Proposed

34. Related party transactions (In $ Thousand) (continued)

Share options granted to and exercised by key executives of the Company are as follows:

Name of participant	Aggregate options granted since commencement of scheme to end of financial year	Aggregate options exercised since commencement of scheme to end of financial year	Aggregate options outstanding at end of financial year
Karmjit Singh	1,265,800	(826,500)	439,300
Leong Kok Hong	592,500	(301,500)	291,000
Andrew Lim Cheng Yueh	258,200	(28,550)	229,650
Yacoob Piperdi	377,950	(48,600)	329,350
Tan Chuan Lye	624,500	(220,000)	404,500

Shares awarded under the new share plans during the year since the commencement of the Restricted Share Plan and Performance Share Plan are as follows:

Name of participant	Shares granted during financial year	Aggregate shares granted since commencement of scheme to end of financial year	Aggregate shares exercised since commencement of scheme to end of financial year	Aggregate shares not released at end of financial year
Clement Woon	124,000	220,000	-	220,000
Karmjit Singh	43,800	108,965	(4,800)	104,165
Lim Chuang	50,000	50,000	-	50,000
Leong Kok Hong	18,900	49,152	(2,700)	46,452
Andrew Lim Cheng Yueh	18,900	42,807	(3,600)	39,207
Yacoob Piperdi	27,000	60,661	(5,300)	55,361
Tan Chuan Lye	27,000	67,768	(3,800)	63,968

35. Capital and other commitments (In $ Thousand)

(a) The Group and the Company have commitments for capital expenditure. Such commitments aggregated to $19.3 million (2008: $33.2 million) for the Group and $2.6 million (2008: $0.4 million) for the Company. In aggregate, these commitments are not at prices in excess of current market prices.

(b) The Group has entered into operating lease agreements for ground support equipment and leasehold land and buildings. The Group leases several pieces of leasehold land under lease agreements. The lease periods ranged from 13 to 999 years. The remaining lease periods ranged from one to 987 years. The leases of the leasehold properties contain provision for rental adjustments. The future minimum lease payments under non-cancellable operating leases are as follows:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	2008	**2009**	2008
Within one year	**12,126**	5,676	**1,313**	1,362
After one year but not more than five years	**25,891**	13,251	**6,060**	5,448
Later than five years	**34,203**	19,234	**13,960**	13,921
	72,220	38,161	**21,333**	20,731

notes to financial statements

31 march 2009

35. Capital and other commitments (In $ Thousand) (continued)

(c) In the year 2002, the Group entered into a lease agreement with a United States lessor, whereby two subsidiary companies sold and leaseback certain fixed ground support equipment with net book value of $49.5 million (2008: $62.9 million). The gain arising from this sale and leaseback is deferred and amortised over the lease period of 18 years commencing on October 2002 (Note 19). As at 31 March 2009, the balance of the deferred gain is $20,957,000.

Under the terms of the agreement, the subsidiary companies have prepaid an amount to cover the future lease obligations to two financial institutions. The Company has guaranteed the repayment of these future lease obligations and is the primary obligor under the lease agreement. Subsequent to the balance sheet date, one of the lessors requested for substitution of a payment guarantor. The Company is in the process of meeting this request. However, it is currently not expected that this event would have a material effect on the financial statements.

(d) On 16 May 2006, the Company and Air India ("AI"), now part of National Aviation Company of India Limited ("NACIL"), signed a Service Provider Right Holder ("SPRH") agreement with Bangalore International Airport Limited, awarding the AI-SATS consortium a 15-year contract to provide cargo handling services at the upcoming Bangalore International Airport at Devanahalli. AI and the Company entered into a joint venture on 27 July 2006 for the execution of their obligations under the SPRH. The Company's investment commitment in the joint venture amounts to approximately S$9.3million (Rp 256 million), which represent 50% of the registered capital contribution of the joint venture. As at 31 March 2009, the Company has not contributed its share of the registered capital as the joint venture company is in the process of being set up, following Indian Government's approval in February 2009, for NACIL to enter into the joint venture with SATS . The airport had started operations in May 2008.

(e) On 9 October 2006, the Company and Air India ("AI") signed a Service Provider Right Holder ("SPRH") agreement with Bangalore International Airport Limited. AI-SATS consortium was awarded a 7-year contract to provide ground handling services at the upcoming Bangalore International Airport at Devanahalli. On May 2007, the Company entered into a joint venture agreement with AI to form the joint venture in respect of the ground handling business. The Company's total investment commitment in the joint venture, to be contributed over a three-year period is estimated at S$7.0 million (Rp 200 million), which represents 40% of the registered capital contribution of the joint venture. The Company has not contributed its share of the registered capital as the joint venture company has not been set up. The airport had started operations in May 2008.

(f) On 18 May 2007, the Company, Air India and Indian Airlines (the two latter companies now merged and known as "NACIL") signed a Concession Agreement with Hyderabad International Airport Limited. The consortium was awarded a 7-year contract to provide ground handling services at the new Hyderabad International Airport at Shamshabad which commenced operations on 23 March 2008. The Company's investment commitment in the joint venture is estimated at S$8.5 million (Rp 245 million). The Company has also not contributed its share of the registered capital as the joint venture company has not been formed.

(g) Based on a revised Investment Agreement that the Company signed with Capital Airports Holding Company ("CAH") in 2007, Beijing Airport Inflight Kitchen Ltd ("BAIK") will acquire the inflight catering assets and the respective catering businesses from the airport companies of Nanchang, Hohhot, Harbin and Changchun. BAIK will also acquire Wuhan, Chongqing, Guiyang and Tianjin airport companies' shareholding interests in their inflight catering businesses at the respective airport locations. After the restructuring, the 8 airport companies will hold a combined 21.4% stake in BAIK, with CAH reducing its stake in BAIK correspondingly such that CAH and the 8 airport companies will together hold 60% share in BAIK. The Company will contribute further capital in cash of approximately $8.1 million (US$5.9 million) in BAIK so as to retain its 40% equity share in the joint venture. Though the Ministry of Commerce did not approve the proposed expansion and restructuring of BAIK, BAIK is still exploring other options currently and will seek approval again once the plan is finalised.

36. Financial risk management objectives and policies (In $ Thousand)

The Group operates principally in Singapore and generates revenue mainly in Singapore dollars. The Group also has investments overseas and operates in more than ten countries. The Group's operations carry certain financial and commodity risks, including the effects of changes in foreign exchange rates and interest rates. The Group's overall risk management approach is to minimise the effects of such volatility on its financial performance. It is, and has been throughout the current and previous financial year, the Group's policy that no derivatives shall be undertaken except for the use as hedging instruments for specific exposures where appropriate and cost-efficient. While the Group currently has not used any forward contracts to hedge its foreign exchange exposure, it would consider using treasury derivative instruments, depending on their merits, as valid and appropriate risk management tools. The Group has entered into an interest rate cap and floor contract to hedge its interest rate exposure. The Group and the Company do not apply hedge accounting.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(a) Foreign currency risk

The Group is exposed to the effect of foreign exchange rate fluctuation because of its foreign currency denominated operating revenue and expenses. However, the effects of foreign exchange rate fluctuations on the Group's operations are not significant because the Group's sales and purchases are mainly denominated in the respective functional currencies of the Group's entities.

The tax effects on profit before taxation and equity on a 5% strengthening or weakening of SGD against major foreign currencies in which the Group has transactions in are as follows:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	**2008**	**2009**	**2008**
Effect of strengthening of SGD				
Profit before taxation	**(91)**	(355)	**(46)**	(355)
Equity	**(79)**	(291)	**(38)**	(291)
Effect of weakening of SGD				
Profit before taxation	**91**	355	**46**	355
Equity	**79**	291	**38**	291

(b) Interest rate risk

The Group's earnings are affected by changes in interest rates due to the impact that such changes have on its interest income from cash, short-term deposits, short-term non-equity investments and associated companies, and its interest expense on the notes payable and term loans.

The Group has an interest rate cap and floor contract with a notional amount of $15.6 million (2008: $NIL). Under this contractual arrangement, the interest rate cap and floor are 6.50% and 4.15% respectively. The cumulative fair value loss on this instrument is $1.5 million (2008: $NIL) and the amount has been recognised in the financial statements.

The Group's interest-bearing assets and interest-bearing liabilities are predominantly denominated in SGD and GBP. Short-term non-equity investments and fixed deposits earned interest rates range from 1.81% to 4.00% (2008: 0.25% to 4.17%) and 0.04% to 3.60% (2008: 1.06% to 5.18%) respectively. Information relating to other interest-bearing assets and liabilities are disclosed in the notes on associated companies, related companies, notes payable and term loans.

notes to financial statements

31 march 2009

36. Financial risk management objectives and policies (In $ Thousand) (continued)

(b) Interest rate risk (continued)

The interest rate sensitivity analysis is based on the following assumptions:

- Changes in market interest rates affect the interest income or finance charges of variable interest financial instruments.
- Changes in market interest rates affect the carrying value of financial instruments with fixed interest rates if these are recognised at their fair value.

Under these assumptions, an increase or decrease in market interest rates of 50 basis points for all currencies in which the Group had borrowings at 31 March 2009 would have the following effects:

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	**2008**	**2009**	**2008**
Effect of an increase in 50 basis points in market interest rates				
Profit before taxation	**(79)**	149	**7**	149
Equity	**(71)**	122	**6**	122
Effect of a decrease in 50 basis points in market interest rates				
Profit before taxation	**77**	(149)	**(7)**	(149)
Equity	**71**	(122)	**(6)**	(122)

(c) Counter-party risk

The Group's maximum exposure to credit risk in the event that counter-parties fail to perform their obligations as at 31 March 2009 in relation to each class of recognised financial assets was the carrying amount of those assets as indicated in the balance sheet.

The Group only transacts with credit-worthy counter-parties. Surplus funds are placed as interest-bearing deposits with reputable financial institutions and the immediate holding company, or invested in high quality short-term liquid investments. Counter-party risks are managed by limiting aggregate exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

Concentration of credit risk exists when changes in economic, industry or geographical factors similarly affect the group of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. As at 31 March 2009, the Group had trade receivables of $67.1 million (2008: $77.8 million) due from its immediate holding company, and placed deposits of $140.3 million (2008: $79.5 million) with its immediate holding company.

36. Financial risk management objectives and policies (In $ Thousand) (continued)

(c) Counter-party risk (continued)

The Group determines concentrations of credit risk by monitoring the industry, country and credit rating of its counter-parties. The table below shows an analysis of credit risk exposures that exceed 5% of the financial assets of the Group and the Company as at 31 March:

GROUP

Counter-party profiles	OUTSTANDING BALANCE 2009	2008	PERCENTAGE OF TOTAL FINANCIAL ASSETS 2009	2008
By Industry				
Airlines	**268,766**	227,995	**49.8%**	24.8%
Financial institutions	**139,653**	644,389	**25.9%**	70.1%
Others	**89,244**	8,585	**16.6%**	0.9%
	497,663	880,969	**92.3%**	95.8%
By Region				
Singapore	**422,229**	872,721	**78.3%**	95.0%
Europe	**58,186**	-	**10.8%**	-
Others	**17,248**	8,248	**3.2%**	0.8%
	497,663	880,969	**92.3%**	95.8%
By Moody's Credit Ratings				
Investment grade (A to AAA)	**136,516**	644,389	**25.3%**	70.1%
Non-rated	**361,147**	236,580	**67.0%**	25.7%
	497,663	880,969	**92.3%**	95.8%

COMPANY

Counter-party profiles	OUTSTANDING BALANCE 2009	2008	PERCENTAGE OF TOTAL FINANCIAL ASSETS 2009	2008
By Industry				
Airlines	**144,197**	85,835	**50.2%**	11.0%
Financial institutions	**103,483**	643,614	**36.0%**	82.3%
Others	**12,828**	20,808	**4.4%**	2.6%
	260,508	750,257	**90.6%**	95.9%
By Region				
Singapore	**260,504**	744,548	**90.6%**	95.1%
Others	**4**	5,709	**-**	0.8%
	260,508	750,257	**90.6%**	95.9%
By Moody's Credit Ratings				
Investment grade (A to AAA)	**103,483**	643,614	**36.0%**	82.3%
Non-rated	**157,025**	106,643	**54.6%**	13.6%
	260,508	750,257	**90.6%**	95.9%

(d) Liquidity risk

As at 31 March 2009, the Group had at its disposal, cash and cash equivalents amounting to $275.7 million (2008: $700.3 million) and short-term non-equity investments of $20.4 million (2008: $44.4 million). In addition, the Group has available short-term credit facilities of approximately $257.7 million (2008: $78.5 million) from open-ended revolving credit facilities granted by commercial banks. The Group also has an alternative facility to issue notes up to $300 million (2008: $300 million), with maturity dates between one month to ten years, under the Medium Term Note Programme.

notes to financial statements

31 march 2009

36. Financial risk management objectives and policies (In $ Thousand) (continued)

(d) Liquidity risk (continued)

The Group's holdings of cash, short-term deposits and investments, together with non-committed funding facilities and net cash flow from operations, are expected to be sufficient to cover the cost of all capital expenditure due in the next financial year. The shortfall, if any, could be met by bank borrowings or public market funding.

The maturity profile of the financial liabilities of the Group and the Company is shown in the table that follows. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months approximate their carrying amounts as the impact of discounting is insignificant.

GROUP

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
2009							
Notes payable	202,548	-	-	-	-	-	202,548
Other long-term liability	-	-	-	-	-	4,000	4,000
Term loans	32,331	5,445	3,154	474	240	2,223	43,867
Finance lease commitments	1,408	1,182	1,168	1,087	911	3,635	9,391
Trade creditors	136,892	-	-	-	-	-	136,892
Other creditors	66,699	537	292	-	-	-	67,528
Bank overdrafts	1,805	-	-	-	-	-	1,805
	441,683	**7,164**	**4,614**	**1,561**	**1,151**	**9,858**	**466,031**
2008							
Notes payable	6,000	202,548	-	-	-	-	208,548
Term loans	448	384	390	396	381	1,823	3,822
Finance lease commitments	751	751	692	686	687	2,734	6,301
Trade creditors	117,764	-	-	-	-	-	117,764
Other creditors	9,051	-	-	-	-	-	9,051
	134,014	203,683	1,082	1,082	1,068	4,557	345,486

COMPANY

	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
2009							
Notes payable	202,548	-	-	-	-	-	202,548
Other long-term liability	-	-	-	-	-	4,000	4,000
Related companies	44,516	-	-	-	-	-	44,516
Trade creditors	19,608	-	-	-	-	-	19,608
Other creditors	9,515	-	-	-	-	-	9,515
	276,187	**-**	**-**	**-**	**-**	**4,000**	**280,187**
2008							
Notes payable	6,000	202,548	-	-	-	-	208,548
Related companies	69,371	-	-	-	-	-	69,371
Trade creditors	19,337	-	-	-	-	-	19,337
Other creditors	1,819	-	-	-	-	-	1,819
	96,527	202,548	-	-	-	-	299,075

37. Financial instruments (In $ Thousand)

(a) Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The principal accounting policies in Note 2 describe how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the financial assets and liabilities in the balance sheet by the class of financial instrument to which they are assigned, and therefore by the measurement basis:

GROUP

	Loans and receivables	Available-for-sale financial assets	Financial liabilities at amortised costs	Financial liabilities at fair value	Total
2009					
Assets					
Long term investment	-	7,904	-	-	7,904
Loan to an associated company	1,368	-	-	-	1,368
Related companies	236,631	-	-	-	236,631
Trade debtors	123,756	-	-	-	123,756
Other debtors	11,697	-	-	-	11,697
Amounts owing by associated companies	248	-	-	-	248
Short-term non-equity investments	-	20,400	-	-	20,400
Fixed deposits	83,872	-	-	-	83,872
Cash and bank balances	53,404	-	-	-	53,404
	510,976	**28,304**	**-**	**-**	**539,280**
Total non-financial assets					1,511,103
Total assets					**2,050,383**
Liabilities					
Notes payable	-	-	200,000	-	200,000
Other long-term liability	-	-	4,000	-	4,000
Term loans	-	-	43,221	-	43,221
Finance lease commitments	-	-	6,487	-	6,487
Trade creditors	-	-	136,892	-	136,892
Other creditors	-	-	65,885	1,525	67,410
Bank overdrafts	-	-	1,805	-	1,805
	-	**-**	**458,290**	**1,525**	**459,815**
Total non-financial liabilities					174,219
Total liabilities					**634,034**

notes to financial statements

31 march 2009

37. Financial instruments (In $ Thousand) (continued)

(a) Classification of financial instruments (continued)

GROUP

	Loans and receivables	Available-for-sale financial assets	Financial liabilities at amortised costs	Total
2008				
Assets				
Long term investment	-	7,886	-	7,886
Loan to an associated company	1,795	-	-	1,795
Related companies	184,203	-	-	184,203
Trade debtors	52,377	-	-	52,377
Other debtors	6,917	-	-	6,917
Amounts owing by associated companies	426	-	-	426
Short-term non-equity investments	-	44,436	-	44,436
Fixed deposits	599,953	-	-	599,953
Cash and bank balances	20,874	-	-	20,874
	866,545	52,322	-	918,867
Total non-financial assets				930,683
Total assets				1,849,550
Liabilities				
Notes payable	-	-	200,000	200,000
Term loans	-	-	3,822	3,822
Finance lease commitments	-	-	4,208	4,208
Trade creditors	-	-	117,764	117,764
Other creditors	-	-	9,051	9,051
	-	-	334,845	334,845
Total non-financial liabilities				126,802
Total liabilities				461,647

COMPANY

	Loans and receivables	Available-for-sale financial assets	Financial liabilities at amortised costs	Total
2009				
Assets				
Long term investment	-	7,886	-	7,886
Loan to an associated company	1,368	-	-	1,368
Loan to a subsidiary company	726	-	-	726
Related companies	157,025	-	-	157,025
Trade debtors	5,956	-	-	5,956
Other debtors	2,721	-	-	2,721
Amounts owing by associated companies	248	-	-	248
Short-term non-equity investments	-	20,400	-	20,400
Fixed deposits	83,083	-	-	83,083
Cash and bank balances	8,004	-	-	8,004
	259,131	**28,286**	**-**	**287,417**
Total non-financial assets				1,238,784
Total assets				**1,526,201**

37. Financial instruments (In $ Thousand) (continued)

(a) Classification of financial instruments (continued)

COMPANY (continued)

	Loans and receivables	Available-for-sale financial assets	Financial liabilities at amortised costs	Total
2009				
Liabilities				
Notes payable	-	-	200,000	200,000
Other long-term liability	-	-	4,000	4,000
Related companies	-	-	44,516	44,516
Trade creditors	-	-	19,608	19,608
Other creditors	-	-	9,515	9,515
	-	**-**	**277,639**	**277,639**
Total non-financial liabilities				62,203
Total liabilities				**339,842**
2008				
Assets				
Long term investment	-	7,886	-	7,886
Loan to an associated company	1,795	-	-	1,795
Related companies	106,643	-	-	106,643
Trade debtors	3,989	-	-	3,989
Other debtors	5,108	-	-	5,108
Amounts owing by associated companies	426	-	-	426
Short-term non-equity investments	-	44,436	-	44,436
Fixed deposits	599,178	-	-	599,178
Cash and bank balances	13,045	-	-	13,045
	730,184	52,322	-	782,506
Total non-financial assets				760,409
Total assets				1,542,915
Liabilities				
Notes payable	-	-	200,000	200,000
Related companies	-	-	69,371	69,371
Trade creditors	-	-	19,337	19,337
Other creditors	-	-	1,819	1,819
	-	-	290,527	290,527
Total non-financial liabilities				72,156
Total liabilities				362,683

notes to financial statements

31 march 2009

37. Financial instruments (In $ Thousand) (continued)

(b) Fair values

The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale.

Financial instruments not carried at fair value

The aggregate net fair values of financial assets and financial liabilities of the Group, which are not carried at fair value in the balance sheet, are presented in the following table:

	TOTAL CARRYING AMOUNT 31 MARCH		AGGREGATE NET FAIR VALUE 31 MARCH	
	2009	**2008**	**2009**	**2008**
Financial liabilities				
Finance leases (non-current)	**5,580**	3,835	**5,580**	3,835
Fixed rate-secured term loan	**1,138**	-	**1,187**	-

The fair value of the secured term loan is obtained from discounting the estimated cash flows using current market interest rate.

The carrying value of the unquoted equity investment held as long-term investment is stated at cost of $7,904,000 (2008: $7,886,000) because the fair value cannot be obtained directly from quoted market price or indirectly using valuation techniques supported by observable market data. The fair value of this investment is expected to be above its carrying values.

Financial instruments whose carrying amounts approximate fair value

The carrying amounts of the following financial assets and liabilities approximate their fair values due to their short-term nature: cash and cash equivalents, amounts owing by/to related and associated companies, loans, trade and other debtors, trade and other creditors, finance leases (current) and notes payable.

The carrying amounts of the non-current floating rate term loans approximate their fair values as such instruments are re-priced to market interest rates on or near the balance sheet date.

38. Capital management (In $ Thousand)

The primary objective of management of the Group's capital structure is to maintain an efficient mix of debt and equity in order to achieve a low-cost of capital, while taking into account the desirability of retaining financial flexibility to pursue business opportunities and adequate access to liquidity to mitigate the effect of unforeseen events on cash flows.

The Directors have reviewed the Group's capital structure. The Directors will continue to regularly review the Group's capital structure in line with this objective.

The Group did not breach any debt covenants during the financial years ended 31 March 2009 or 31 March 2008. In the same period, no changes were made in the objectives, policies or processes relating to the management of the Group's capital structure.

The Group monitors capital based on the total debt equity, which is total debt divided by equity attributable to equity holders of the Company. The Group keeps the total debt equity ratio at a level above the required ratio under its debt covenants. The Group includes within total debt, loans and borrowings, finance lease commitments, and bank overdraft.

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2009	2008	2009	2008
Notes payable (Note 16)	**200,000**	200,000	**200,000**	200,000
Term loans (Note 17)	**43,221**	3,822	**-**	-
Finance leases (Note 18)	**6,487**	4,208	**-**	-
Bank overdraft (Note 32)	**1,805**	-	**-**	-
Total debt	**251,513**	208,030	**200,000**	200,000
Equity attributable to equity holders of the Company	**1,398,065**	1,383,907	**1,186,359**	1,180,232
Total debt equity ratio	**0.18**	0.15	**0.17**	0.17

notes to financial statements

31 march 2009

39. Segment reporting (In $ Thousand)

The Group's operating businesses are organised and managed according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The food solutions segment provides mainly inflight catering, food processing and distribution services. The airport services segment provides mainly airport terminal services, such as airfreight handling services, passenger services, aviation security services, baggage handling services and apron services to the Group's airline customers. The corporate segment provides rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally accounts for inter-segment sales and transfers as if the sales and transfers were to third parties at current market prices.

The following tables present revenue and net income information for the Group's industry segments for the years ended 31 March 2009 and 31 March 2008 and certain asset and liability information regarding the Group's industry segments as at 31 March 2009 and 31 March 2008.

BY INDUSTRY

	Food Solutions	Airport Services	Corporate	Eliminations	Total
Financial year ended 31 March 2009					
Revenue					
External revenue	540,977	508,241	12,876	-	1,062,094
Inter-segment revenue	2,800	2,718	64,255	(69,773)	-
Total revenue	**543,777**	**510,959**	**77,131**	**(69,773)**	**1,062,094**
Operating profit	96,523	70,861	3,503	-	170,887
Interest income	350	172	6,817	(467)	6,872
Interest on borrowings	(708)	(2)	(6,465)	467	(6,708)
Gross dividend from long-term investment	-	-	1,167	-	1,167
Share of profits of associated companies	8,193	14,036	2	-	22,231
Share of loss of joint venture company	(1)	-	-	-	(1)
Gain on disposal of property, plant and equipment	39	365	66	-	470
Amortisation of deferred income	-	-	(538)	-	(538)
Loss on sale of short-term investment	-	-	(10,821)	-	(10,821)
Loss on sale of subsidiary	(50)	-	-	6	(44)
Profit before taxation	104,346	85,432	(6,269)	6	183,515
Taxation	(18,255)	(13,198)	(3,606)	-	(35,059)
Profit after taxation	**86,091**	**72,234**	**(9,875)**	**6**	**148,456**
As at 31 March 2009					
Segment assets	582,323	405,433	722,620	-	1,710,376
Associated companies	71,041	262,223	201	-	333,465
Deferred tax assets	1,546	2,948	680	-	5,174
Loan to an associated company	1,368	-	-	-	1,368
Total assets	**656,278**	**670,604**	**723,501**	**-**	**2,050,383**
Current liabilities	164,093	45,659	29,123	-	238,875
Long-term liabilities	11,644	5,296	24,957	-	41,897
Notes payable	-	-	200,000	-	200,000
Tax liabilities	32,505	24,258	96,499	-	153,262
Total liabilities	**208,242**	**75,213**	**350,579**	**-**	**634,034**
Capital expenditure	12,435	18,495	1,732	-	32,662
Depreciation and amortisation charges	24,631	36,029	3,934	-	64,594
Non-cash items other than depreciation and amortisation charges	(32)	6,476	(1,168)	-	5,276

39. Segment reporting (In $ Thousand) (continued)

BY INDUSTRY (continued)

	Food Solutions	Airport Services	Corporate	Eliminations	Total
Financial year ended 31 March 2008					
Revenue					
External revenue	461,363	481,928	14,751	-	958,042
Inter-segment revenue	3,109	2,924	68,174	(74,207)	-
Total revenue	464,472	484,852	82,925	(74,207)	958,042
Operating profit	104,239	56,554	13,581	-	174,374
Interest income	555	724	15,694	(1,254)	15,719
Interest on borrowings	(126)	-	(7,270)	1,254	(6,142)
Gross dividend from long-term investment	-	-	1,119	-	1,119
Share of profits of associated companies	14,925	29,775	11	-	44,711
Gain on disposal of property, plant and equipment	18	220	2	-	240
Amortisation of deferred income	-	-	1,413	-	1,413
Exceptional item	-	-	17,342	-	17,342
Profit before taxation	119,611	87,273	41,892	-	248,776
Taxation	(22,577)	(17,711)	(13,309)	-	(53,597)
Profit after taxation	97,034	69,562	28,583	-	195,179
As at 31 March 2008					
Segment assets	404,329	435,533	674,580	-	1,514,442
Associated companies	70,781	262,334	198	-	333,313
Loan to an associated company	1,795	-	-	-	1,795
Total assets	476,905	697,867	674,778	-	1,849,550
Current liabilities	47,377	59,103	21,156	-	127,636
Long-term liabilities	3,438	3,771	22,779	-	29,988
Notes payable	-	-	200,000	-	200,000
Tax liabilities	27,308	27,338	49,377	-	104,023
Total liabilities	78,123	90,212	293,312	-	461,647
Capital expenditure	7,089	12,561	970	-	20,620
Depreciation and amortisation charges	23,824	26,359	8,996	-	59,179
Non-cash items other than depreciation and amortisation charges	-	6,948	(94)	-	6,854

notes to financial statements

31 march 2009

39. Segment reporting (In $ Thousand) (continued)

BY GEOGRAPHICAL LOCATION

	Singapore	UK	Others	Total
Financial year ended 31 March 2009				
Revenue	**982,591**	**62,332**	**17,171**	**1,062,094**
As at 31 March 2009				
Segment assets	1,505,809	177,231	27,336	1,710,376
Associated companies	201	-	333,264	333,465
Deferred tax assets	1,649	160	3,365	5,174
Loan to an associated company	-	-	1,368	1,368
Total assets	**1,507,659**	**177,391**	**365,333**	**2,050,383**
Capital expenditure	**29,444**	**2,708**	**510**	**32,662**
Financial year ended 31 March 2008				
Revenue	958,042	-	-	958,042
As at 31 March 2008				
Segment assets	1,500,799	-	13,643	1,514,442
Associated companies	198	-	333,115	333,313
Loan to an associated company	-	-	1,795	1,795
Total assets	1,500,997	-	348,553	1,849,550
Capital expenditure	20,620	-	-	20,620

40. Comparative (In $ Thousand)

Certain comparative have been reclassified to conform with the current year's presentation.

Segment Reporting

BY INDUSTRY

	RESTATED				PREVIOUSLY REPORTED				TOTAL
	Food Solutions	Airport Services	Corporate	Elimi-nations	Inflight Catering	Ground Handling /Cargo	Others	Elimi-nations	
Financial year ended 31 March 2008									
Revenue									
External revenue	461,363	481,928	14,751	-	430,933	430,851	96,258	-	958,042
Inter-segment revenue	3,109	2,924	68,174	(74,207)	3,032	-	86,097	(89,129)	-
Total revenue	464,472	484,852	82,925	(74,207)	433,965	430,851	182,355	(89,129)	958,042
Operating profit	104,239	56,554	13,581	-	99,941	45,920	28,513	-	174,374
Interest income	555	724	15,694	(1,254)	546	535	15,892	(1,254)	15,719
Interest on borrowings	(126)	-	(7,270)	1,254	-	-	(7,396)	1,254	(6,142)
Gross dividend from long-term investment	-	-	1,119	-	1,119	-	-	-	1,119
Share of profits of associated companies	14,925	29,775	11	-	14,925	29,775	11	-	44,711

40. Comparative (In $ Thousand) (continued)

BY INDUSTRY (continued)

	RESTATED				PREVIOUSLY REPORTED				TOTAL
	Food Solutions	Airport Services	Corporate	Elimi-nations	Inflight Catering	Ground Handling /Cargo	Others	Elimi-nations	
Financial year ended 31 March 2008 (continued)									
Gain on disposal of property, plant and equipment	18	220	2	-	18	219	3	-	240
Amortisation of deferred income	-	-	1,413	-	-	-	1,413	-	1,413
Exceptional item	-	-	17,342	-	-	-	17,342	-	17,342
Profit before taxation	119,611	87,273	41,892	-	116,549	76,449	55,778	-	248,776
Taxation	(22,577)	(17,711)	(13,309)	-	(22,554)	(18,933)	(12,110)	-	(53,597)
Profit after taxation	97,034	69,562	28,583	-	93,995	57,516	43,668	-	195,179

	RESTATED			PREVIOUSLY REPORTED			TOTAL
	Food Solutions	Airport Services	Corporate	Inflight Catering	Ground Handling /Cargo	Others	
As at 31 March 2008							
Segment assets	404,329	435,533	674,580	376,940	416,580	720,922	1,514,442
Associated companies	70,781	262,334	198	70,781	262,334	198	333,313
Loan to an associated company	1,795	-	-	1,795	-	-	1,795
Total assets	476,905	697,867	674,778	449,516	678,914	721,120	1,849,550
Current liabilities	47,377	59,103	21,156	42,797	51,918	32,921	127,636
Long-term liabilities	3,438	3,771	22,779	-	3,771	26,217	29,988
Notes payable	-	-	200,000	-	-	200,000	200,000
Tax liabilities	27,308	27,338	49,377	25,919	25,204	52,900	104,023
Total liabilities	78,123	90,212	293,312	68,716	80,893	312,038	461,647
Capital expenditure	7,089	12,561	970	6,009	12,477	2,134	20,620
Depreciation and amortisation charges	23,824	26,359	8,996	22,026	26,184	10,969	59,179
Non-cash items other than depreciation and amortisation charges	-	6,948	(94)	-	6,948	(94)	6,854

BY GEOGRAPHICAL LOCATION

	RESTATED			PREVIOUSLY REPORTED		TOTAL
	Singapore	UK	Others	Singapore	Overseas	
Financial year ended 31 March 2008						
Revenue	958,042	-	-	955,312	2,730	958,042
As at 31 March 2008						
Segment assets	1,500,799	-	13,643	1500,799	13,643	1,514,442
Associated companies	198	-	333,115	198	333,115	333,313
Loan to an associated company	-	-	1,795	-	1,795	1,795
Total assets	1,500,997	-	348,553	1,500,997	348,553	1,849,550
Capital expenditure	20,620	-	-	20,620	-	20,620

additional information

required by the Singapore Exchange Securities Trading Limited

1. Interested person transactions (in $ Thousand)

The interested person transactions entered into during the financial year ended 31 March 2009 are as follows:

Name of interested person	Aggregate value of all interested person transactions entered into during the financial year below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders'mandate pursuant to Rule 920 of the SGX-ST Listing Manual)	Aggregate value of all interested person transactions entered into during the financial year below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)
Singapore Airlines Limited	-	21,780
SIA Engineering Company Limited	-	6,750
Tiger Airways Pte Ltd	-	5,920
Jetstar Asia Airways Pte Ltd	-	5,100 #
Valuair Ltd	-	2,640 #
Seraya Energy Pte Ltd	-	1,100
ST Synthesis Pte Ltd	-	420 #
ST Electronics (Info Comm Systems) Pte Ltd	-	353
Certis Cisco Security Pte Ltd	-	345
Singapore Airlines Cargo Pte Ltd	-	300
Singapore Computer Systems Limited	-	200
Ambrosia Investment Pte Ltd	334,500	-
Total	334,500	44,908

Includes amounts invoiced and paid in previous financial year(s).

Note: All the transactions set out in the above table were based on records from the Group's Register of Interested Person Transactions for the financial period under review, and include transactions whose durations exceed the financial period under review and/or multiple transactions with the same interested person. The transactions were based on actual or estimated values of the transactions for the entire duration of the relevant transactions in the case of fixed term contracts or annual/periodic values of the transactions in the case of open-ended contracts, taking into account agreed rates.

All the above interested person transactions were done on normal commercial terms.

2. Material contracts

There are no material contracts between SATS and its subsidiaries involving the interests of President and Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2008-09, or if not then subsisting, entered into since the end of the previous financial year 2007-08, other than:

(a) the 2 corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");

(b) the 2 corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");

(c) the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;

(d) the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;

(e) the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);

(f) the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Pte Ltd ("ALLS") (a subsidiary of SATS) and SIA; and

(g) where applicable, as disclosed in Note 34 (Related Party Transactions) of the notes to the financial statements, and interested person transactions listed above, or disclosed in the equivalent sections in previous SATS Annual Reports.

information on shareholdings

as at 22 may 2009

Number of shares in issue : 1,079,236,594
Class of shares : Ordinary shares
Voting rights : 1 vote per share

Analysis of shareholdings

Range of shareholdings	No. of shareholders	%	Amount of shareholdings	%
1 - 999	219	1.24	90,825	0.01
1,000 - 10,000	16,032	90.30	38,578,577	3.57
10,001 - 1,000,000	1,490	8.39	54,470,199	5.05
1,000,001 and above	13	0.07	986,096,993	91.37
Total	17,754	100.00	1,079,236,594	100.00

Major shareholders

No.	Name	No. of shares held	%
1	Singapore Airlines Limited	870,000,000	80.61
2	DBS Nominees Pte Ltd	59,146,336	5.48
3	Citibank Nominees Singapore Pte Ltd	17,321,215	1.60
4	HSBC (Singapore) Nominees Pte Ltd	11,010,500	1.02
5	Raffles Nominees (Pte) Ltd	8,152,959	0.76
6	United Overseas Bank Nominees Pte Ltd	5,404,510	0.50
7	DBSN Services Pte Ltd	5,132,000	0.48
8	Morgan Stanley Asia (Singapore) Securities Pte Ltd	2,321,000	0.22
9	Frankie Tan Chiew Kuang (Chen Shuguang)	2,288,904	0.21
10	Kim Eng Securities Pte. Ltd.	1,494,000	0.14
11	OCBC Nominees Singapore Pte Ltd	1,421,700	0.13
12	DBS Vickers Securities (S) Pte Ltd	1,324,000	0.12
13	Phillip Securities Pte Ltd	1,079,869	0.10
14	DB Nominees (S) Pte Ltd	973,380	0.09
15	CIMB-GK Securities Pte. Ltd.	817,000	0.08
16	Merrill Lynch (Singapore) Pte Ltd	789,630	0.07
17	Ng Hian Chow	600,000	0.06
18	Realty & Investment Holdings Pte Ltd	600,000	0.06
19	UOB Kay Hian Pte Ltd	581,000	0.05
20	Citibank Consumer Nominees Pte Ltd	558,000	0.05
		991,016,003	91.83

information on shareholdings

as at 22 may 2009

Substantial shareholders

As at 22 May 2009, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name of substantial shareholder	No. of shares *in which the* substantial shareholder has a direct interest (representing percentage of total shareholding**)	No. of shares *in which the* substantial shareholder has a deemed interest (representing percentage of total shareholding**)	Total no. of shares *in which the* substantial shareholder is interested (representing percentage of total shareholding**)
Temasek Holdings (Private) Limited	-	*870,040,000 (approximately **80.62%)	870,040,000 (approximately **80.62%)
Singapore Airlines Limited	870,000,000 (approximately **80.61%)	-	870,000,000 (approximately **80.61%)

* Derived mainly through the direct interest of Singapore Airlines Limited.

** The shareholding percentages have been calculated based on a total issued share capital of 1,079,236,594 shares as at 22 May 2009.

Shareholding held by the public

Based on information available to the Company as at 22 May 2009, approximately 19% of the issued shares of the Company is held by the public (as defined in the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST")).
The Company hence confirms that Rule 723 of the Listing Manual of the SGX-ST has been complied with.

notice of annual general meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 36th Annual General Meeting of the Company will be held at the Marina Mandarin Ballroom, Level 1, Marina Mandarin Singapore, 6 Raffles Boulevard, Marina Square, Singapore 039594, on Tuesday 28 July 2009 at 2.30 p.m. to transact the following business:

Ordinary business

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2009 and the Auditors' Report thereon.

2. To declare a final tax-exempt (one-tier) dividend of 6 cents per share, for the year ended 31 March 2009.

3. To re-elect Mr Yeo Chee Tong, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To re-appoint Messrs Ernst & Young LLP as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

6. To approve payment of Directors' fees of S$749,357 for the year ended 31 March 2009.

Special business

Ordinary resolutions

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

7. That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 percent of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

notice of annual general meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Special business (continued)

Ordinary resolutions (continued)

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent bonus issue, consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

8. That the Directors be and are hereby authorised to:

(a) grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the SATS Employee Share Option Plan ("**Share Option Plan**") and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"),

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 percent of the total number of issued ordinary shares (excluding treasury shares) in the capital of the Company from time to time.

9. That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the Listing Manual ("**Chapter 9**") of the SGX-ST, for the Company, its subsidiaries and associated companies that are "entities at risk" (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in the Appendix to the Letter to Shareholders dated 19 June 2009 (the "**Letter to Shareholders**") with any party who is of the class of interested persons described in the Appendix to the Letter to Shareholders, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

10. To transact any other business which may arise and can be transacted at an annual general meeting.

Closure of books

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders of the final dividend being obtained at the 36th Annual General Meeting of the Company to be held on 28 July 2009, the Transfer Books and Register of Members of the Company will be closed on 4 August 2009 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrar, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 3 August 2009 will be registered to determine shareholders' entitlements to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 3 August 2009 will be entitled to the proposed final dividend.

The final dividend, if approved by shareholders, will be paid on 14 August 2009.

BY ORDER OF THE BOARD

Shireena Johan Woon
Company Secretary

Dated this 19th day of June 2009
Singapore

notice of annual general meeting

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Explanatory notes

1. In relation to Ordinary Resolution Nos. 3 and 4, Mr Yeo Chee Tong and Mr Ng Kee Choe will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "**Board of Directors**" and "**Corporate Governance**" in the SATS Annual Report for FY2008-09 for more information relating to Mr Yeo and Mr Ng. Mr Yeo is currently a member of both the Audit and Risk Management Committee as well as the Remuneration and Human Resource Committee, while Mr Ng is currently a member of both the Board Executive Committee and the Remuneration and Human Resource Committee. Both Mr Yeo and Mr Ng are considered by the Nominating Committee to be independent Directors.

2. Ordinary Resolution No. 6 is to approve the payment of Directors' fees of S$749,357 for the year ended 31 March 2009, for services rendered by Directors on the Board as well as on various Board Committees. The scale of fees for computation of the said Directors' fees is set out in the section on "**Corporate Governance**" in the SATS Annual Report for FY2008-09.

3. Ordinary Resolution No. 7, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 percent of the issued shares (excluding treasury shares) in the capital of the Company with a sub-limit of 10 percent for issues other than on a *pro rata* basis. The 10 percent sub-limit for non-*pro rata* issues is lower than the 20 percent sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of issued shares shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent bonus issue, consolidation or subdivision of shares.

4. Ordinary Resolution No. 8, if passed, will empower the Directors to offer and grant awards pursuant to the SATS Performance Share Plan and the SATS Restricted Share Plan, and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan. The SATS Employee Share Option Plan was adopted by the Company in February 2000 and the last grant of options thereunder was made on 1 July 2008. It has, by resolution of the Remuneration and Human Resource Committee, been terminated immediately thereafter. The SATS Performance Share Plan and the SATS Restricted Share Plan were adopted at the Extraordinary General Meeting of the Company held on 19 July 2005 and were amended in 2006.

5. Ordinary Resolution No. 9 is to renew the mandate to allow the Company, its subsidiaries and relevant associated companies or any of them to enter into certain interested person transactions with certain classes of interested persons as described in the Appendix to the Letter to Shareholders dated 19 June 2009. The authority will, unless revoked or varied by the Company in General Meeting, continue in force until the conclusion of the next Annual General Meeting of the Company. Please refer to the Letter to Shareholders dated 19 June 2009 for more details.

Notes

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Meeting.

proxy form

Singapore Airport Terminal Services Limited
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

IMPORTANT
1. For investors who have used their CPF monies to buy the Company's shares, this Report is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We, ____ (NRIC/Passport No. ______________________)

of ____ (Address)

being a *member/members of Singapore Airport Terminal Services Limited (the "**Company**"), hereby appoint

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

and/or (delete as appropriate)

Name	Address	NRIC/ Passport No.	No. of Shares Represented	Proportion of Shareholdings (%)

or failing *him/her, the Chairman of the Annual General Meeting ("**AGM**") of the Company as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company, to be held on 28 July 2009 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our *proxy/proxies to vote, for or against the Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM and at any adjournment thereof.

No.	Resolution	**For	**Against
Ordinary Business			
1	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2	Declaration of final dividend		
3	Re-election of Mr Yeo Chee Tong as Director		
4	Re-election of Mr Ng Kee Choe as Director		
5	Re-appointment and remuneration of Auditors		
6	Approval of Directors' fees		
Special Business			
7	Authority for Directors to issue additional shares and convertible instruments pursuant to Section 161 of the Companies Act, Cap 50		
8	Authority for Directors to offer and grant awards and issue shares in accordance with the provisions of the SATS Employee Share Option Plan, SATS Performance Share Plan and SATS Restricted Share Plan		
9	Renewal of the mandate for Interested Person Transactions		

* Delete accordingly
** Indicate your vote "For" or "Against" with a (✓) within the box provided.

Dated this __________ day of ________________ 2009

Total Number of Shares Held

____
Signature(s) of Member(s) or Common Seal

Important: Please read notes on the reverse side

Notes:

1 A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2 Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.
3 The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4 A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.
5 The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 at least 48 hours before the time appointed for the AGM.
6 On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.
7 A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.
8 The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

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sats
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The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

2nd fold along line

3rd fold along line and glue overleaf. Do not staple

Registered Office
Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
SATS Inflight Catering Centre 1
Singapore 819659


A Subsidiary of SINGAPORE AIRLINES

Company Registration No.
197201770G

General Line
Phone 65-6542 5555

Investor Relations
Phone 65-6541 8200
Fax 65-6541 8204

www.sats.com.sg